EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05056388

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated May 26, 2005

Commission File Number: 0-13722

SKF

(Translation of registrant's name into English)

SE-415 50

Gothenburg, Sweden

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X_ Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKF

Date: May 26, 2005

By: ______________________
Name: Tore Bertilsson
Title: CFO

EXHIBIT INDEX

Exhibit 99.1 SKF Annual Report 2004.

SKF

Annual Report 2004

including Sustainability Report



Vision
To equip the world with SKF knowledge

Key data

	2004	2003	2002
Net sales, MSEK	**44 826**	41 377	42 430
Operating profit, MSEK	**4 499**	3 299	4 022
Profit before taxes, MSEK	**4 152**	2 793	3 542
Earnings per share, SEK	**25.99**	17.91	21.67
Dividend per share, SEK	**12.00***	10.00	8.00
Cash flow after investments, MSEK	**2 176**	2 351	2 644
Return on capital employed, %	**19.9**	14.2	17.1
Equity/assets ratio, %	**49.0**	43.1	43.8
Additions to tangible assets, MSEK	**1 401**	1 379	1 442
Registered number of employees, Dec 31	**39 867**	38 700	39 739

Number of shares Dec 31, 2004: 113 837 767 whereof A shares: 16 957 861, B shares: 96 879 906.
* *Dividend according to the Board's proposed distribution of surplus.*



Contents

Vision

To equip the world with SKF knowledge

Cover: Anders Fogelberg, Martin Duval, Sylvie Darmon, Patrick Tong, Laure Le Calvé, Andrés De la Barrera, and Anil Gupta have all attended the SKF International Management Programme (IMP). Its purpose is to deepen the knowledge of SKF's global operations, and to enable participants to create their own international network within the SKF Group. Every year for over twelve years, the IMP has trained SKF managers.

SKF Annual Report 2004

including Sustainability Report



Mission

To strengthen SKF's global leadership and sustain profitable growth by being the preferred company:

- for our customers and distributors
- for our employees
- for our shareholders

Drivers

- Profitability
- Quality
- Innovation
- Speed

Values

- Empowerment
- High ethics
- Openness
- Teamwork

SKF – The knowledge engineering company

A vast amount of knowledge and decades of experience have established the SKF Group as the leader in its field. Its extensive customer knowledge has been built up through working with different industries in many countries and its technical knowledge has been gained through the continual development of the Group's many different products, solutions and services.

SKF has identified five platforms that cover its technical knowledge and capabilities. These platforms are: Bearings and units, Seals, Mechatronics, Services and Lubrication systems.

When SKF goes to the market, it builds value propositions based on customer segments, and utilizes the capabilities of all the platforms to offer customers a tailor-made proposition that will, in turn, strengthen their offer to their customers or that would make their production more effective. SKF also focuses on offering solutions that reduce energy consumption or the need of lubricants. In this way, SKF is helping to safeguard resources for future generations. Each segment offer is unique and, according to what is required, combines technology from all or a selection of the platforms.

The industrial customers that manufacture products and equipment such as pumps, fans, compressors, motors, gearboxes, machine tools, paper machines, steel mills, printing presses and windmills constantly put to the test the Group's ability to develop and deliver products and solutions that offer the highest possible performance and the most efficient asset utilization. This requires SKF to have a thorough knowledge not only of its customers' products but also of their markets and of their customers including the challenges that the latter, in their turn, could be facing. SKF focuses on continuously developing its products and solutions, which are often customized to satisfy demanding technical criteria. The number of Original Equipment Manufacturers (OEM) customers in these segments is above tens of thousands. The needs of these OEM customers are handled through SKF's Industrial Division who offers both a wide range of highly qualified products and advanced engineering services, including high-tech computer simulations and calculations.

In the global industrial aftermarket which provides replacement products and services for end-users, SKF and the absolutely largest network of authorized distributors in the bearing world have together developed a service organization that is unique. The responsibility for the industrial aftermarket lies within the SKF Service Division. SKF and some 7 000 distributors are not only close to their customers wherever they are in the world, but their combined knowledge also ensures a deep and very thorough understanding of customers' needs and requirements. With a highly efficient supply chain, technical and logistic services and e-business portals, SKF and its distributors are at hand with the right stock profile and availability to offer the right solutions to customers. Providing an end-user solution means supplying the right bearing, seal, lubricant or other products urgently needed to keep the customer's plant operating. A solution is also to help the customer increase the productivity of a plant through maintenance and reliability services and systems. This offer of asset management includes a large number of different products, from hand-held computers for monitoring the condition of a piece of equipment to the most sophisticated software that enables the customer to take the right decisions to optimize assets utilization. The solution for the latter includes mechanical services, preventive maintenance, predictive maintenance, condition monitoring and systems for decision support in the maintenance work.

Furthermore, a few years ago, SKF introduced a new concept to the industrial aftermarket called Certified Maintenance Partners. These partners that have increased their competency with the help of SKF, and are now offering end-users certain maintenance and reliability services that previously had only been provided by SKF.

Over the last six years, SKF has assembled a market-leading portfolio for high-level maintenance solutions, technology and asset management. This has been achieved through acquisitions and internal business development, including the funding of ventures to develop required competencies and technologies. The purpose is to provide solutions that optimize plant asset efficiency and maintenance. Managing knowledge and intellectual capital are the key components contributing to SKF's success in the service business.



Seals
Bearings and units
Lubrication system
Mechatronics
Services

Five platforms that stand for the SKF Group's total capabilities. It is no coincidence that it is the bearing ring that has contact with the other four rings since bearings have been, are today and, for the foreseeable future, will be the company's core business. Nevertheless, SKF intends to build leading positions in all five platforms. This will be done through internal development, partnerships and, if appropriate, acquisitions. Technologies will be developed within each platform to support SKF's different customer segments.

SKF's Industrial and Service Divisions work closely together to identify customers' needs and to en-sure that the Group's capabilities are effectively utilized throughout the entire life cycle of the equipment they serve. Together they represented last year more than half of the Group's total sales and more than two-thirds of the Group's operating profit.

Another customer category comprises the manufacturers of large series of products for which there are specific and exacting require-ments with regard to technology, quality, logistics, environment, safety and price. These customers, the manufacturers of cars and trucks, household appliances, electric motors, motorcycles, etc., are serviced through the Automotive and Electrical Divisions.

The Automotive Division supplies automotive manufacturers and the automotive aftermarket. In this division SKF deals with the automotive manufacturers as well as with their direct suppliers. Since the lead-time for developing a new generation of cars or trucks is approximately four to six years, SKF's dialogue and product develop-ment involvement with the customer starts several years before the start of production. The customer demands in terms of innovation, performance and quality are very high and almost all automotive products and solutions are specifically designed for each individual customer. The SKF knowledge gained by managing automotive customers demands are often explored by other units within the SKF Group, thereby creating positive synergies.

The SKF automotive offerings have evolved over time from different types of bearing towards more unitized modules integrating knowledge and the capabilities of bearings, sealing solutions, mechatronics and lubrication systems. The SKF application engineers tailor integrated solutions to achieve the optimal and most beneficial design for each customer.

Another characteristic of the automotive busi-ness is that volumes in general are very high. The business scope is normally for a total vehicle life cycle, which, of course, varies for different cars and trucks, but usually extends to approximately six to eight years. High yearly volumes in combi-nation with a vehicle life-cycle scope form the basis for the extraordinarily large contracts. Ultimately, the volume will depend on how successful the automotive producers are in terms of sales of cars and trucks to end-customers.



SKF Spindle Service reconditions more than 6 000 of all types of machine tool spindle yearly via the SKF network of service centres already operating in twelve countries. More Spindle Service Centres are being established worldwide.

To service the automotive aftermarket, SKF is operating the Vehicle Service Market business. This business has been based on its "kit" concept for many years. The idea is to offer service station mechanics a convenient solution to help speed up and facilitate repair work. By putting together kits with all the components needed for a change of wheel bearings, water pumps, timing belts, etc., it is possible for the mechanic to pick the right kit for a repair. The specific kit for the car model is listed both in a catalogue and a computer-based system. SKF today has more than 6 000 variants on the market.

SKF Aerospace supplies the aerospace business, which includes both original equipment manu-facturers and the aftermarket. SKF is a supplier of products and services to different levels in the supply chain, including manufacturers of engines and gearboxes, fixed wing aircraft, helicopters and maintenance, repair and overhaul organizations.

The aerospace business is characterized by very long development and qualification lead times followed by application life cycles often longer than 20 years. Production volumes are, in general, low compared to other industries. The products are custom-designed for each applica-tion. SKF works in close cooperation with its customers to develop innovative products and to devise solutions to meet very challenging demands. The aerospace applications have the highest requirements for reliability and quality. The products need to have a very high strength-to-weight ratio and must be able to perform under extreme operating conditions. The know-ledge gained from the aerospace business is also used in other businesses with very challeng-ing demands such as applications for high-speed trains and racing cars.



Lightweight, titanium plain bearing for the aerospace industry.

New products and new technologies

To enhance the performance of SKF bearings, a number of developments have been made in the area of surface treatments and surface modifications. These include:

- corrosion-resistant products for the food and beverage industry. Made of stainless steel or high-quality, food-grade plastic, they are maintenance-free and are designed to be easy to clean with no places where food can become lodged.
- a lubrication-free bearing combining special materials and coatings eliminating the need for a lubricant in special high-tech applications and increasing overall output efficiency.
- super-tough corrosion-resistant bearings for use in extremely harsh or demanding applications such as refrigerant compressors, petrochemical applications, pharmaceutical factories, etc. Rings made of specially alloyed bearing steel are combined with ceramic rolling elements to deliver maintenance-free operation and a much longer bearing life.

The two following examples illustrate the very high level of skill and knowledge possessed by SKF to develop solutions to very difficult problems

A unique oscillating drive unit has been designed for the printing industry. This unit combines bearings, shafts, ball screws, motors, sensors, encoders, digital electronics and a machine control interface to provide an extremely accurately controlled rotational and oscillating motion. The unit controls the distribution rollers in a printing machine, resulting in improved printing quality, less maintenance and a reduction of waste. It also makes printing machines more versatile, making it quicker and easier to set them up for smaller volume print runs.



Small vibration sensor



For the medical and health care industries, SKF has developed an electronic control box with unparalleled relay circuit protection that avoids inductive loads over the relay contacts. This also allows customers to run all SKF Actuation Systems from such units without a large number of hardware configurations.

Another example is the titanium, lightweight plain bearing for the A380 Airbus aeroplane. By assessing every part of the desired bearing's functionality, SKF designed a bearing with a combination of features that overcame the previous problems associated with using titanium for some aircraft applications. The result for Airbus is an environmentally-friendly bearing with a weight-saving of more than 100 kg per aircraft on the landing gear, compared to a landing gear constructed using conventional technology.

Data capture, signal transformation and data management are all areas of SKF Reliability Systems business that has seen new products resulting from a combination of knowledge streams. These range from the small vibration sensors for motorized spindle monitoring at a new factory for a major German car manufacturer to new software that can be used by people with different skill levels for analysing the output from such vibration sensors. There is also BearingSelect, a web-based tool that aids decision-making during the customer's application design process.

Virtual use of knowledge is a way of describing the development of software or the application of commercially available software for evaluating quickly, efficiently and accurately new manufacturing methods or design concepts. Examples include finite element simulation of a forming process to harmonize product and process requirements, SKF's development of a Manufacturing Knowledge Advisor software program to optimize manufacturing criteria in the machining operation, and using in-house developed software to optimize camshaft contact geometries for a new range of diesel engines.



Oscillating drive unit to drive and control the distribution rollers in a printing machine.



Stainless steel rods for the food and beverage

SKF's markets

The world bearing market

By tradition, the size of the world bearing market has been defined by the global sales of rolling bearings. SKF estimates this market to be worth more than SEK 200 billion per year, excluding various types of mounted bearing units. The West European market accounts for about 25% of the world bearing market, the North American market about 30% and Japan, the third largest market, for approximately 15%. Other markets that have a sizeable local production of bearings and are recording interesting growth are China and Central and Eastern Europe.

SKF is the world-leading bearing company and the largest supplier to the European markets. In Western Europe, SKF is closely followed by the German company INA Schaeffler, (incl. FAG). SKF is number two in North America with the US company Timken (incl. Torrington) being the largest supplier there. SKF is the number one supplier in Asia excluding Japan, where the Japanese bearing companies dominate the market. The large Japanese bearing companies are NSK Ltd, NTN Corp. and Koyo Seiko.

The largest of the emerging markets, and also the fastest growing, is China. It is a very fragmented market with many local manufacturers. SKF is today one of the leading bearing companies in China, but all the major international bearing companies have set up production in the country. The Chinese market today accounts for almost 13% of the total world market.

The Central and East European markets, where SKF is the leading bearing company in the region, are also characterized by a large number of local manufacturers serving more than 50% of the market. Their total size accounts for only a few percentage points of the world market.

The rolling bearing world can also be divided according to the different types of bearing. Ball bearings, of various designs, account for more than half of the market while different roller bearings make up the balance. The most popular of the ball bearing types is the deep groove ball bearing that accounts for about one third of the total world bearing market. Other ball bearings are angular contact ball bearings, self-aligning ball bearings, thrust ball bearings and hub bearing units. The roller bearings are named according to the shape of the rollers. These can be cylindrical, spherical, tapered, or needle-shaped.



The largest of the roller bearing families is the tapered roller bearing with a share of less than 20% of the total world bearing market. Sales of this type of bearing have declined over the last 15 years, however, as wheel hub units incorporating balls now replace tapered roller bearings to a large extent.

The polymer seals market

SKF is also a leading company within the polymer sealing market, and estimates the world market for various automotive, industrial and aerospace applications to be worth approximately SEK 60 billion per year. The West European and North American markets each account for about one third of this, and the Asian market for about one quarter. With a market share of below 10%, SKF is, nevertheless, one of the major suppliers to the fragmented polymer sealing market. SKF has particularly strong positions in bearing seals and automotive seals. The German Freudenberg Group (including its partnerships with the Japanese company NOK) is the largest supplier on the world polymer sealing market, followed by the US company Parker Hannifin and the Swedish company Trelleborg.

The lubrication systems market

The market for lubrication systems is mainly divided into two segments, i.e., oil- and grease-based systems. The total world market for both these segments is approximately SEK 10 billion. SKF's recent acquisition, Willy Vogel AG, is the leader in the oil-lubrication systems market and is also strong within the grease lubrication market. Vogel is the clear leader in the overall European lubrication systems market. Another large lubrication systems company is the US company Lincoln Industrial Corp. It focuses on grease-lubrication systems and is the largest company within this segment and also the largest lubrication company on the US market. The above two companies cover more than 20% of a very fragmented world market.

The linear motion market

The linear motion market includes very many different products unified by the fact that they all provide linear movements. The industry consists of a very large number of companies, some of which have evolved from firms producing mechanical components, while others have specialized in motors or controls. All the companies which provide linear-motion control combine mechanics, electric motors and controls. The value of the world motion-control market, including systems and components, is in the region of SEK 100 bn. SKF focuses primarily on the medical and factory automation segments by providing products such as actuators, guidance and ball- and roller screws or complete subsystems. SKF's annual growth rate in this business is in the two-digit percent area.

The asset efficiency market

SKF's successful development in the service business, selling reliability and asset efficiency with more and more software, is opening up a new bearing-related market. It is difficult to define its exact size. It is obvious, however, that this is a fast-growing market where SKF with its vast experience and knowledge of applications accumulated over the years has much to offer. A larger portion of the SKF Group's sales will be service and software-related in the future. This is a business area in which SKF has established itself as the leader in the bearing world.

Earnings per share, SEK


30
25
20
15
10
5
0
21.67
17.91
25.99
02
03
04

Shareholders' equity per share, SEK


150
120
90
60
30
0
144
133
146
02
03
04

Cash flow after investments, before financing per share, SEK


25
20
15
10
5
0
23.23
20.65
19.11
02
03
04

Exchange listing of SKF shares, location, year of introduction, volume, and distribution of shares as of December 31, 2004.

The total number of shares traded in 2004 was 299 608 628. SKF delisted the share from the Paris stock exchange in January 2004, and from the London stock exchange in January 2005. In 2003, the Group delisted the share from the stock exchange in Zürich and from Nasdaq in the USA. The SKF B share is registered with the U.S. Securities and Exchange Commission, and SKF's ADRs are now traded on the OTC market.

		Stockholm (1914)	London (1928)
A shares, unrestricted	16 957 861	•	
B shares, unrestricted	96 879 906	•	•
Total	**113 837 767**		

An A share entitles to one vote and a B share to one-tenth of a vote. It was decided at AB SKF's Annual General Meeting on April 18, 2002 to insert a clause in the Articles of Association which would allow owners of A shares to convert these to B shares. Of the total of 32 298 471 A shares converted to B shares up to December 2004, 4 414 466 were converted in 2004.

Changes in share capital 1982–2004	Amount paid MSEK	Share capital MSEK	Number of shares in millions	Par value SEK per share
1982 Bonus issue 1:4	-	1 350	27.0	50.00
1989 Split 4:1	-	1 350	108.0	12.50
1990 Conversion of debentures	62	1 412	113.0	12.50
1997 Conversion of bonds	11	1 423	113.8	12.50

Price development of the SKF share


300
250
200
150
100
75
00
01
02
03
04
(c) SIX
A share
B share
SX All-Share
(Normalized after SKF-B)

Share savings fund for employees

SKF Allemansfond, a national security savings fund in which SKF employees in Sweden can save, was started in April 1984. On December 31, 2004, the SKF Allemansfond had 577 members. 38% of the fund was invested in SKF shares. Assets amounted to MSEK 72.7.

Distribution of shareholding

Shareholding	Number of shareholders	Percent	Number of shares	Percent
1 – 1 000	33 159	92.9	6 286 998	5.5
1 001 – 10 000	1 955	5.5	5 532 326	4.9
10 001 – 100 000	387	1.1	11 815 636	10.4
100 001 –	166	0.5	90 202 807	79.2
	35 667	100.0	113 837 767	100.0

Source: VPC AB (Securities Register Centre) as of December 30, 2004.

The ten largest shareholders

		A shares	B shares	Number of shares	Number of votes	In percent of voting rights	In percent of share capital
1	The Knut and Alice Wallenberg Foundation	7 250 000	3 935 000	11 185 000	7 643 500	28.7	9.8
2	Alecta	1 436 146	1 473 900	2 910 046	1 583 536	5.9	2.6
3	Skandia Liv	1 020 966	340 661	1 361 627	1 055 032	4.0	1.2
4	Robur Funds	871 583	1 420 908	2 292 491	1 013 674	3.8	2.0
5	The Third National Swedish Pension Fund (AP3)	539 375	514 787	1 054 162	590 854	2.2	0.9
6	The First National Swedish Pension Fund (AP1)	485 206	542 195	1 027 401	539 426	2.0	0.9
7	Gamla Livförsäkrings-aktiebolaget SEB Trygg Liv	430 000	464 000	894 000	476 400	1.8	0.8
8	Putnam Investments	0	3 889 636	3 889 636	388 964	1.5	3.4
9	AFA Sickness Insurance	275 100	753 800	1 028 900	350 480	1.3	0.9
10	SEB Funds	174 000	930 406	1 104 406	267 041	1.0	1.0
Total		12 482 376	14 265 293	26 747 669	13 908 907	52.2	23.5

Source: VPC AB's public share register as of December 30, 2004.

As of December 31, 2004, about 56% of the share capital was owned by foreign investors, about 36% by Swedish companies, institutions and mutual funds, and about 8% by private Swedish investors. Most of the shares owned by foreign investors are registered through trustees, so that the actual shareholders are not officially registered.

Geographical ownership


2002
2003
2004
Sweden
Europe excl. Sweden
USA
Rest of the world

Source: SIS Ägarservice AB

Per-share data (Definitions see Note 1)

Swedish kronor/share	1998	1999	2000	2001	2002	2003	**2004**	**2005**
Earnings/loss per share	- 14.40	9.76	17.23	19.04	21.67	17.91	25.99	
Dividend per A and B share	2.00	4.00	5.25	6.00	8.00	10.00	12.00 [1]	
Total dividends, MSEK	598	228	455	598	683	911	1 138	1 366 [1]
Proposed redemption, MSEK								2 846 [1]
Purchase price of B shares at year-end on the Stockholm stock exchange	94.50	207	142.50	206	226	278	296	
Shareholders' equity per share	96	100	119	143	144	133	146	
Yield in percent (B)	2.1	1.9	3.7	2.9	3.5	3.6	4.1	
P/E ratio, B	neg	21.2	8.3	10.8	10.4	15.5	11.4	
Cash flow after investments, before financing per share	- 10.73	19.49	25.30	37.52	23.23	20.65	19.11	

[1] According to the Board's proposal for the year 2004.

Analysts who follow SKF

ABG Securities
Klas Andersson

Alfred Berg Fondkommission
Gustaf Lindskog

CAI Cheuvreux
Patrik Sjöblom
Sasu Ristimäki

Credit Suisse First Boston
Patrick Marshall

Carnegie
Oscar Stjerngren

Danske Bank
Henrik Breum

Deutsche Bank
Andrew Carter

Dresdner Kleinwort Wasserstein
Colin Grant

Enskilda Securities
Anders Eriksson

Evli Bank
Magnus Axén

Exane
Xavier Le Roy

Fischer & Partners FK
Henrik Moberg

Goldman Sachs International
James Moore

Handelsbanken Capital Markets
Henrik Saläng

JP Morgan Securities
Nick Paton

Kaupthing Bank
Peder Frölén

Lehman Brothers
Brian Hall

MainFirst Bank
Dirk Nettling

Merrill Lynch
Mark Troman

Morgan Stanley
Daniel Cunliffe

Nordea Markets
Magnus Behm

Oppenheim Research
Winfried Becker

SG Securities
Gaël de Bray

Smith Barney
Tim Adams

Swedbank Markets
Mats Liss

UBS
Anders Fagerlund

Öhman Fondkommission
Anders Roslund

The SKF Group continued to develop very well in 2004. Earnings per share increased 45% to SEK 25.99, the operating margin for the full year was 10%, sales grew ahead of the market, cash flow was strong and we took steps to further strengthen SKF for the coming years.

The continued good performance of the SKF Group, the outlook and the strong financial position has enabled the SKF Board to propose to the Annual General Meeting both an increase in the dividend of 20% to SEK 12 and to announce a combined share split and share redemption programme, resulting in four new shares and SEK 25 for each current share. In total this means that MSEK 4 212 will be distributed to our shareholders in 2005. Even with this, we will have the financial strength and flexibility to support our targets going forward.

The operating profit for the SKF Group of MSEK 4 499 was achieved despite a continued negative currency development of MSEK 410. The profit was a direct result of the strong customer focus within the Group resulting in many new businesses gained during the year, the launching of new products with higher value, the activities on pricing to offset higher raw material costs and reduced overall costs.

SKF Group sales grew ahead of the market and SKF strengthened its position in many market segments and geographies. Our sales grew strongly by 11.8% in local currencies (8.3% in SEK), well ahead of the growth of 6% per annum needed to reach our additional sales target of SEK 10 billion. During the year the acquisition of Willy Vogel AG, a leading lubrication systems company, was made bringing annual sales of some SEK 1 billion and some 900 employees.

> “ I believe this was a strong performance from the SKF Group and clear evidence of the changes we have made to ensure that we can both grow and maintain profitability at the same time. ”

The SKF Group reached the inventory target of 20% of annual sales by year end. By a tight control on investments and working capital the return on capital employed was 19.9%.

In 2004, SKF was selected for the Dow Jones Sustainability Indexes for the fifth year in succession, and for the FTSE4Good Index Series for the fourth year in succession. These recognitions are a clear approval of the work that SKF is doing in the fields of sustainability and corporate social responsibility. We will further strengthen our activities in these areas in the coming years both in our new product development, with an increased emphasis on more environmentally-friendly products and within our manufacturing operations.

I believe this was a strong performance from the SKF Group and clear evidence of the changes we have made to ensure that we can both grow and maintain profitability at the same time.

We will continue our focus on profitable growth going forward and we will move the company further towards becoming a knowledge engineering company. During the year we launched our new vision: "To equip the world with SKF knowledge". Over the years SKF has gained extensive customer knowledge through working with many different industries in different countries. We have built extensive technical knowledge by leading the development of our many different products, solutions and services. Together all of this is SKF knowledge.

We will continue to develop our knowledge. To strengthen this process we have identified five different platforms that cover our technical knowledge and capabilities. These platforms are: Bearings and units, Seals, Mechatronics, Services and Lubrication systems.

Bearings have been, are today and will for the foreseeable future be our main business. However, we will build leading positions in all the platforms through internal development, partnership and, if appropriate, acquisitions.

The combination of the platforms gives SKF a clear competitive advantage in the marketplace and makes SKF unique.

Our offer to the customers combines the knowledge of the platforms to give each customer a tailor-made proposition that will strengthen his product, his production or his offer to the market. This will enable us to both differentiate SKF as the true knowledge engineering company and enable us to move up the value chain and get paid for the value we provide.



Tom Johnstone, President and CEO

During the year we also strengthened our position in the fast-growing regions of the world to support our profitable growth targets, improve our competitiveness and support our customers moving production to these areas. We significantly increased our production in East Europe; in Ukraine, Bulgaria and Poland. We started a new spindle repair and re-manufacturing centre in Russia. We opened a new technical centre in India and significantly increased our manufacturing activity in China, Indonesia and India. Our increased activity level in these areas will continue in the coming years.

Six Sigma was launched within the SKF Group during the year with very positive results. The Six Sigma projects resulted in improved customer service and the savings achieved were already this year higher than the implementation costs. Six Sigma will continue to be a high priority for the SKF Group going forward.

A key resource for SKF in achieving its targets is the employees. I believe that we have a very strong, committed and motivated workforce, and during the year there was increased focus on ensuring our employees have both the right skills and right tools to achieve our targets and provide our customers with first-class customer care.

The SKF vision and targets are clear and well communicated within the company. We are on track for profitable growth as a knowledge engineering company.

I want to thank every SKF employee for an excellent performance in 2004. Together we will continue to further strengthen the company in the years ahead.

Göteborg, January 27, 2005

Tom Johnstone

Tom Johnstone
President and CEO

The SKF Group's profit before taxes in 2004 amounted to MSEK 4 152 (2 793). Operating profit was MSEK 4 499 (3 299). Earnings per share amounted to SEK 25.99 (17.91). Cash flow after investments before financing for the year amounted to MSEK 2 176 (2 351). Return on capital employed was 19.9% (14.2). The Group's net sales increased by 8.3%, from MSEK 41 377 to MSEK 44 826. This increase was attributable to volume 8.3%, price/mix 2.4%, structure 1.1% and currency effects -3.5%. Compared with the year 2003, exchange rates for the full year 2004, including effects of translation and transaction flows, had a negative effect on SKF's operating profit of an estimated MSEK 410. The Group's financial net was MSEK -347 (-506). MSEK 532 of the interest-bearing loans were amortized in 2004. Interest-bearing loans at year-end totalled MSEK 1 116 (1 618), while provisions for post-employment benefits amounted to MSEK 4 655 (7 885).

During the second quarter, subsidiaries in Germany and Sweden funded local pension obligations by contributing approximately MSEK 3 100 to newly created pension funds. The funds were invested in various financial instruments such as bonds and equity securities and real estate. As a result, the financial net for the Group was slightly improved, as the return on these assets was somewhat higher than the actual return received on short-term financial assets. The Group's short-term financial assets and the provisions for post-employment benefits decreased as a consequence by approximately MSEK 3 100.

SKF's capital expenditure in tangible assets amounted to MSEK 1 401 (1 379). Depreciation was MSEK 1 551 (1 505). Of the Group's total capital expenditure, MSEK 72 (70) were attributable to the improvement of SKF's environment both internally and externally.

Expenditure on research and development was MSEK 784 (750), corresponding to 1.7% (1.8) of annual sales. Development expenditure on IT solutions and customized solutions are not included. The number of first filings of patent applications was 189. The number in 2003 was 151.

A number of restructuring measures were announced at the end of 2003. The aim was to reduce costs and tangible assets and to increase efficiency. This involved the closure of five factories and a reduction in the workforce. The programme is running according to plan and will be finalized in 2005.

Net sales per Division 2004


Industrial Division 24%
Aero and Steel Division
Steel 5%
Aerospace 4%
Electrical Division 4%
Automotive Division 31%
Service Division 32%

Strategy

The SKF Group announced its current target in April 2003. The goal is to have an operating margin level of 10% and to increase sales by SEK 10 billion by 2006, some 6% growth rate annually, measured in local currency. In order to reach its target, SKF continues to implement its business strategy for long-term profitable growth despite fluctuations in market demand, raw material price increases and currency impact. This is being achieved by improving the price quality, reducing capital employed and fixed costs, developing new products, solutions and services with higher added value and by growing profitably both organically and through acquisitions. The plan is for acquisitions to account for one third of the targeted sales growth of SEK 10 billion.

SKF is today focusing on five different technology areas, called platforms, that cover the company's technical capabilities. The platforms are: Bearings and units, Seals, Mechatronics, Services and Lubrication systems.

Arife Özdemir at a computer-controlled test bench checking a mixing valve, part of Vogel oil/air lubrication system to be used in high-speed machine tool spindles.



Geographical distribution of net sales, average number of employees and tangible assets (percent)


20 13 13
North America
5 5 3
Latin America
48 45 58
Western Europe excl. Sweden
5 12 16
Sweden
4 8 4
Central- and Eastern Europe
3 2 0
Middle East and Africa
15 15 6
Asia
Net sales
Average number of employees
Tangible assets

SKF utilizes the capabilities of all the platforms to be able to offer the customer a tailor-made proposition with selected capabilities from the different platforms.

Acquisitions and divestments

In July 2004, SKF acquired one of the world leaders in the field of lubrication systems, the German company, Willy Vogel AG. Vogel has annual sales of approximately SEK 1 billion and 910 employees. Lubrication has always been one of the key areas within SKF, due to its effect on the performance of SKF products, although lubrication systems have not been included in the customer offer previously. The acquisition of Vogel will enable SKF to offer customers a complete package with the inclusion of lubrication systems. The Vogel acquisition fits in perfectly with SKF's business strategy.

SKF made a minor acquisition in April, taking over all the business assets of the India-based, condition-monitoring service provider, Vibration Engineers and Consultants Pvt. Ltd. This helps SKF to accelerate market penetration in the services segment in India. SKF also acquired 40% of Anhui CR Seals Co. Ltd. in China, thereby assuming full ownership.

During the first quarter, SKF divested its shares in the associated company Momentum Industrial Maintenance Supply AB. This was a minor divestment.

Research & Development

Fundamental to SKF's strategy is its Research and Development (R&D) work. The primary areas for SKF's basic R&D are:

- Tribology - how to reduce friction and wear and what lubrication to use.
- The selection of materials (steel, ceramics, plastics, polymers, etc.) and the manufacturing processes to attain the required material properties for the products.
- Calculation models - knowledge implemented in SKF's unique software products which help customers quickly to select the right bearings and to predict what bearing and seal performance is expected in a specific application.
- Mechatronics - the synergistic integration of mechanical engineering with electronics and intelligent computer control in the design of industrial products and processes.

Manufacturing

The Group works intensively on improving the manufacturing processes. It does so by developing new competencies, knowledge and technologies which will enable SKF to reduce the total investment per unit produced, reduce costs, and enhance quality and customer service through focusing on increased reliability and flexibility. Some specific areas for refinement are the "near net shape forming" of rings and components and the reduction of chip-forming operations. Both of these are being continuously developed and implemented in SKF's factories.

Product launches and new business – some examples

- SKF started a project with one of the world's leading manufacturers of industrial mechanical power transmissions, the US company Falk, to develop a new series of gear units based on SKF's 18k concept gearbox launched in 2003.
- SKF supplied the German company, REpower Systems AG, with the largest CARB® bearing ever manufactured (2.7 tons), to be installed as part of the main shaft arrangement in REpower Systems' wind turbine.
- Leica Medical Equipment chose SKF to design and supply an actuation system for eye surgery microscopes.
- In addition to supplying bearings, mechanical services and to solving application problems, SKF worked with StoraEnso to link five mills in Finland to the SKF Machine Analyst software package to connect their operations to their industrial decision-support system.
- SKF was awarded the contract to supply rack seals for an upcoming Honda vehicle.
- The platform for the VW Jetta 2005 is equipped with bearings and seals from SKF for engine, transmission and suspension applications.
- SKF introduced a drum support unit and a spider arm unit for washing machines, simplifying the manufacturers' assembly process and improving the reliability of the machines.



During the year, SKF's customer REpower Systems AG in Germany installed the largest wind turbine in the world. For more information see page 82.

Logistics and e-business
SKF Logistics Services operates a global delivery network. While primarily supporting the development of SKF business, it also deals with a number of external customers who utilize SKF's integrated services such as warehouse operations, transportation management and a number of other logistics-related, value-added services. E-business order-line transactions continued to develop very positively for the SKF Group.

Six Sigma
In 2004, the Six Sigma programme was introduced throughout the entire SKF Group. Six Sigma is an approach to achieving excellence by reducing variation and improving the overall performance level in all the business processes. The programme included training for all the management teams and the first project leaders, Black- and Green Belts. A large number of training sessions were held and 87 full-time Black Belts and more than 430 Green Belts ran improvement projects. Already in 2004, the savings resulting from improvements achieved with the help of Six Sigma exceeded the costs of starting up the programmes. SKF aims to improve processes in selected areas within the organization, i.e. sales, logistics, manufacturing and administration.

Employees
SKF's vision "To equip the world with SKF knowledge" underlines the importance of attracting, developing and retaining the best people in the industry. SKF has different training programmes on three levels for its employees – local, divisional and corporate. A number of the programmes concentrate primarily on the identification and satisfaction of customers' needs. The programmes are cross-functional and cross-geographical and designed so that the participants gain an understanding of SKF's total offering of products and services. In this way they learn to understand and support the customer's requirements, and to initiate the further development of products or solutions that will answer the customer's needs.

The employees also learn to use the SKF tools to look for existing competency within the SKF Group no matter where in the world this can be found, to build on the existing knowledge, and to introduce and develop new knowledge. Besides this training, more and more of the work within the company is being carried out today in the form of projects. Relevant competencies within the company are brought together to achieve a specific result and to work closely with customers as an aid in their development processes.

In 2004, workshops were run for a total of 200 top managers. These workshops form a bridge between the management conferences, which are held every second year. The information and work from these conferences and workshops is then cascaded down within the company to reinforce the understanding of the company's vision and targets on all levels and in all areas.

Details of salaries, wages and other kinds of remuneration, and of the number of employees in the various countries where SKF operates are given in Notes 26 and 27 to the Consolidated Financial Statements.

International Financial Reporting Standards
Beginning 2005, the accounting policies of the SKF Group will be in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Commission (EC). SKF's first quarter report 2005 will be the first report in accordance with IFRS and will contain a full disclosure of the IFRS transition. The estimated effect of the transition from Swedish GAAP to IFRS is an increase in consolidated equity of MSEK 742, MSEK 688, MSEK 664, and MSEK 829 on January 1, 2003, December 31, 2003, December 31, 2004 and January 1, 2005 respectively. The estimated effect on the net income is an increase of MSEK 59 and 17, 2003 and for, 2004, respectively.

The differences are mainly related to accounting policies under IAS 38 "Intangibles", IAS 39 "Financial Instrument, Recognition and Measurement" (as adopted by the EC), IFRS 3 "Business Combinations", IFRS 2 "Share-based Payments", and IAS 27 "Consolidated and Separate Financial Statements". More details are given in Note 1 to the Consolidated Financial Statements.

Delisting from stock exchanges
SKF delisted the SKF B share from the Paris stock exchange in January 2004 and from the London stock exchange in January 2005 as the low volumes traded on these stock exchanges did not support a listing.

Financial objectives and dividend policy

SKF's overall financial objective is to create value for its shareholders. Over time, the return on the shareholders' investment in SKF should exceed the risk-free interest rate by some five percentage points. This is the basis for SKF's financial objectives and SKF's financial performance management model.

Financial targets

The current target for profitable growth was set in April 2003. The goal is to have an operating margin level of 10% and to increase sales by SEK 10 billion by 2006, some 6% growth rate annually, measured in local currency. SKF also has a target of a return on capital employed of 18%, and a target that cash flow after investments before financing and structural investments will equal net profit. The financial targets are cascaded down to the Divisions and business units through SKF's financial performance management model.

Financial performance management model

SKF's financial performance management model is a simplified, economic value-added model. This model, called Total Value Added (TVA), promotes improved margins, capital reduction and profitable growth. TVA is the operating result, less the pre-tax cost of capital in the country in which the business is conducted. The TVA result development for the Group correlates well with the trend of the share price over a longer period of time. The SKF Group's variable salaries are based on this model.

Dividend policy

SKF's dividend policy is based on the principle that the dividend should be adapted to the trend of earnings and cash flow, taking into account the Group's development potential and financial position. The Board of Directors' view is that the dividend should amount to approximately one half of SKF's average net profit calculated over a business cycle.

Dividend and redemption

Due to the company's strong performance, cash-generation capacity and outlook, the Board of Directors of SKF proposes an increase in the dividend of 20% giving a dividend of SEK 12 per share.

Furthermore, the Board proposes that the company carries out a share split 5:1 followed by a mandatory redemption whereby every fifth share is redeemed for SEK 25. For the shareholder, this would result in four new shares and SEK 25 cash for each current share and the amount, which would be distributed to the shareholders, is MSEK 2 846. The share split is expected to be made in May and the redemption in early June 2005. This will still give SKF the financial strength to make necessary investments and acquisitions to meet its targets. The proposal is subject to resolutions by the Annual General Meeting in April 2005.

Financing

SKF's policy is that the financing of the Group's operations should be long-term. As of December 31, 2004, the average maturity of SKF's loans was two and a half years. The Group's financial policy is that, in addition to this loan financing, SKF should have a payment capacity in the form of available liquidity and/or long-term credit facilities amounting to approximately MEUR 300. On December 31, 2004, the Parent Company had long-term loan commitments totalling MEUR 300 from eleven banks.

The Group has been assigned an A minus (A-) rating for long-term credits by Standard and Poor's and an A3 rating by Moody's Investors Service, both with stable outlook.

SKF is listed on the OMX Stockholm stock exchange.


Tullvaktsvägen 15

Financial risks

The SKF Group's operations are exposed to various types of financial risks. The Group's financial policy defines currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in the SKF Treasury Centre, the Group's internal bank.

Currency risk

The SKF Group is exposed to both transaction and translation exposures.

The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe. The introduction of the euro has reduced the transaction exposure.

SKF's policy has been to hedge the estimated net currency flows for three to six months on average. As of year-end, the lengths of the actual forward contracts conformed to the basic policy. As from 2005, under IFRS-reporting, hedging will be limited to a few of the major transactional currency exposures.

In accordance with Group policy, translation exposure on the Group accounts is not hedged.

Interest rate risk

Liquidity and borrowing is concentrated to the SKF Treasury Centre. By matching maturity dates of investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

Credit risk

The Group's policy states that only well-established financial institutions are approved as counterparties. Exposure per counterparty is continuously monitored.

Liquidity risk

In addition to own liquidity, AB SKF had committed credit facilitites of MEUR 300 at year end.

More details about risk management and hedging activities can be found in Note 28 to the Consolidated Financial Statements.

Sensitivity analysis

The following shows the magnitude of changes in respect of a number of factors influencing the Group's profit before taxes. The assessment has been made on the year-end figures. All the calculations have been made on the basis that everything else is equal.

- The annual cost of the purchase of raw material and components is approximately SEK 10.5 billion. Of the 10.5 billion, steel bars, tubes, components or oil-based products account for the major part of this sum. In 2004, raw material prices increased sharply. An increase of 1% in the cost of raw material and components reduces profit before taxes by MSEK 105. For the full-year 2004, these increases were compensated by price increases, higher efficiency and by alternative sourcing.
- An increase of 1% in the cost of wages and salaries (including social charges) reduces profit before taxes by MSEK 145.
- In 2004, the Group had net short-term financial assets (short-term financial assets less total loans) of MSEK 2 449. A change of one percentage point in interest rates influences profit before taxes by approximately MSEK 25.
- A weakening of 10% of the SEK against the USD or against the EUR has a positive effect from net currency flows on profit before taxes of approximately MSEK 330 and MSEK 120 respectively, excluding any effects of hedging transactions.

Net currency flows 2004

Currency	Flows, MSEK	Average rate
USD	3 300	7.65
EUR	1 200	9.11
CAD	370	5.60
Other [1]	1 450	
SEK	-6 320	

[1] Other is a sum comprising some ten different currencies.


USD
EUR
CAD
Other
SEK
-8 000
-5 000
-2 000
0
1 000
4 000

Sustainability

Reporting

Financial and sustainability performance data have been integrated for the third year running – a further confirmation that sustainability issues are integrated into all the Group's activities.

Code of Conduct

During 2004, SKF introduced a procedure for internal verification of compliance by all units with the Code of Conduct.

Environmental permits

SKF's operations have an impact on the environment in the form of waste, air and water emissions, and also noise. Operations requiring permits are carried out in all the countries where manufacturing takes place. In Sweden, there are five sites with operation permits: SKF Sverige in Göteborg, SKF Mekan in Katrineholm, Ovako Steel in Hofors, SKF Coupling Systems in Hofors and Ovako Steel in Hällefors. Production at these five sites accounted for 15.7% of the Group's overall production volume 2004. Permits are for the production of bearings, steel and rolled tubes, rings, wires and bars. Ovako Steel in Hofors has for some years had landfill operations, approved by the authorities, on its sites. To ensure future compliance with new legislation, provisions have been made for the closure and maintenance of the existing landfill and for the establishment of a new landfill. SKF received no other significant directives from the environmental authorities in 2004. No permits were subject to review or revision in 2004.

Environmental approval

SKF manufacturing units, distribution units and technical and engineering centres are approved to ISO 14001, the international standard for environmental management. All units are included in a single Group-wide certificate which, at the end of 2004, encompassed 84 SKF units in 24 countries. Recently acquired companies are set up on a plan for certification.



SKF sponsors the "Meninos do Morumbi" social project in São Paulo, Brazil; a charity for local children. This picture shows the project Director, Flávio Pimenta, giving a music lesson.

Environmental target

SKF monitors the environmental impact of the energy consumed at its plants and has run energy-reduction programmes at all units for a number of years. To increase the emphasis on these programmes, the Group has a target to reduce carbon-dioxide emissions from energy consumption by 10% over a five-year period ending in 2007, based on the level of emissions and production volume in 2002. In 2004, emissions were reduced by 5% compared with 2002 levels.

Health and safety certification

The Group has set a target, which is that all SKF's factories should be certified according to the health and safety management standard OHSAS 18001 before the end of 2005. All units are on schedule to reach this target.

Towards Zero Accidents

SKF's "Zero Accidents" health and safety programme has reduced the number of work-related accidents by around two-thirds since the programme started in 2000. In 2004, a total of 59 units completed at least one year with zero accidents. Employees in these units worked a total of 7.5 million hours without any reported injury.

Sustainability indexes

SKF's performance in the field of sustainable development was recognized by a number of external stakeholders in 2004. The Group was included in the Dow Jones Sustainability Indexes for the fifth consecutive year.

SKF was selected for inclusion in the FTSE4Good Index Series for the fourth consecutive year for its achievements in the field of Corporate Social Responsibility.

Board of Directors

Activities of the Board of Directors of AB SKF in 2004.

The Annual General Meeting of AB SKF, held in the spring of 2004, elected eight Board members. In addition hereto, two members and two deputy members have been appointed by the employees.

The Board held six meetings in 2004. The Board adopted written rules of procedure for its internal work. These rules prescribe i.a.

- the number of Board meetings and when they are to be held;
- the items normally included in the Board agenda;
- the presentation to the Board of reports from the external auditors.

The Board also issued written instructions as to

- when and how information required for the Board's assessment of the Company's and the Group's financial position shall be collected and reported to the Board;
- the allocation of the tasks between the Board and the President;
- the order in which the deputy Presidents shall act in the President's absence.

In 2000, the Board established a Remuneration Committee consisting of the Chairman of the Board, Anders Scharp, and the Board members, Sören Gyll and Vito H. Baumgartner. The Remuneration Committee prepares matters related to the principles for the remuneration, including incentive programmes and pension benefits, of the Group Management. All decisions related to such principles are thereafter decided by the Board of Directors. Matters related to the CEO's employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors. The Remuneration Committee held four meetings in 2004.

In 2003, the Board also established an Audit Committee. The Audit Commitee consists of Clas Åke Hedström as chairman and the Board members, Anders Scharp, Ulla Litzén, and Philip N. Green. The tasks of the Audit Committee include i.a. preparations in relation to the nomination of external auditors, a review of the scope of the external audit, an evaluation of the performance of the external auditors, a review of the financial information and a review of the internal financial controls. The Audit Committee held five meetings in 2004.

Issues dealt with by the Board during the year include i.a. market outlook, financial reporting, capital structure, acquisitions and divestments of companies, the strategic direction and business plan of the Group and management issues. During the year, the Board members were asked to evaluate the quality of the Board work and the Board meetings by completing a questionnaire. The results were thereafter discussed at a Board meeting.

Nomination of Board members

The following applied regarding the nomination process of the Board members who will be proposed by a group of major shareholders for election at the Annual General Meeting in 2005. At the Annual General Meeting of AB SKF in 2004, it was decided that the nomination process should include the stipulation that the four largest shareholders by voting power during the fourth quarter should appoint one representative each who, together with the Chairman of the Board, would work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting for decision. The names of the representatives of the four largest shareholders were announced in October 2004. In November / December 2004, the Chairman made an assessment of the work of the Board and its members during the year. He then had meetings with representatives of the four largest shareholders including the Knut and Alice Wallenberg Foundation, Alecta, Skandia Liv and Robur. During the meetings, the Chairman presented his assessment of the need of special Board competence and compared such needs with available resources in the Board. The representatives of the group of major shareholders then gave their views on the composition of the Board.

The SKF mini-spindle is customized within each customer segment or for each individual customer. This type of spindle addresses a long list of needs or combinations of them such as extremely low friction, efficient sealing properties, extreme high-speed capability, low noise level and corrosion resistance. The benefits of this spindle system include energy-savings, extended service life and the possibility to integrate electronics. Customized mini-spindles for areas such as food and beverages, turbines, in-line skates and different instruments are under development and the need for mechatronic solutions is increasing. A solution for anemometers, which is based on the mini-spindle concept already developed for fishing reels, was introduced to the market in 2004.





Financial reports

Consolidated income statements

Millions of Swedish kronor except earnings per share		Years ended December 31 2004	2003	2002
Net sales		**44 826**	41 377	42 430
Cost of goods sold	Note 4, 5	**- 33 697**	- 32 022	- 31 844
Gross profit		**11 129**	9 355	10 586
Selling expenses	Note 5	**- 6 373**	- 5 896	- 6 390
Administrative expenses	Note 5	**- 326**	- 279	- 246
Other operating income		**305**	367	323
Other operating expenses		**- 233**	- 267	- 283
Profit/loss from associated companies		**- 3**	19	32
Operating profit		**4 499**	3 299	4 022
Financial income	Note 6	**142**	- 52	- 22
Financial expense	Note 6	**- 489**	- 454	- 458
Profit before taxes		**4 152**	2 793	3 542
Taxes	Note 7	**- 1 143**	- 698	- 1 055
Profit after taxes		**3 009**	2 095	2 487
Minority interests' share in profit for the year		**- 50**	- 56	- 21
Net profit		**2 959**	2 039	2 466
Earnings per share after tax, SEK		**25.99**	17.91	21.67
Diluted earnings per share after tax, SEK		**25.99**	17.91	21.67

Values by quarterly reports – 2004

Millions of Swedish kronor except earnings per share	Quarter 1	Quarter 2	Quarter 3	Quarter 4	**Full year 2004**
Net sales	10 689	11 417	11 184	11 536	**44 826**
Operating profit	907	1 162	1 190	1 240	**4 499**
Profit before taxes	819	1 052	1 111	1 170	**4 152**
Earnings per share after tax, SEK	5.69	6.48	6.20	7.62	**25.99**
Diluted earnings per share after tax, SEK	5.69	6.48	6.20	7.62	**25.99**

Amounts in millions of Swedish kronor.
Amounts in parentheses refer to comparable figures for 2003 and 2002, respectively.

Net sales
Net sales amounted to 44 826 (41 377 and 42 430). The 8.3% increase in net sales compared to 2003 was attributable to structure by 1.1%, to exchangerate effects by -3.5%, to price and mix[1] by 2.4%, and to volume by 8.3%. Net sales, recorded in local currencies, were 11.8% higher in 2004 compared to 2003.

Operating profit
The operating profit in 2004 amounted to 4 499 (3 299 and 4 022), which include a net effect of approximately -100 for implementing the restructuring programme announced 2003. As part of ongoing business activities in 2004, some 80 were carried as an expense due to impairment of fixed assets and measures to reduce future costs. A restructuring expense of 282 and impairment of 205 were charged to the fourth quarter 2003 and affected cost of goods sold by 421 and selling and administrative expenses by 66. During the third quarter 2003 a restructuring expense of approximately 250 was neutralized by certain non-recurring income as well as through a reassessment of existing provisions.

The operating margin for 2004 amounted to 10.0% (8.0% and 9.5%). Excluding restructuring expenses and impairments the operating margin 2003 amounted to 9.2%.

Compared to year 2003, exchange rates for the full year 2004, including translation effects and flows from transactions had a negative effect on operating profit of approximately 410.

Cost of goods sold, selling and administrative expenses amounted to 40 396. The costs were divided into 36% salaries, wages and social charges, 4% depreciation, amortization and impairment and 60% mainly purchased goods and services.

Other operating income and other operating expenses include items such as exchange gains and losses arising on operating assets and liabilities, gains and losses on sales of non-production related capital assets, gains and losses on sales of companies and operations and rental revenues.

The exchange gains and losses, net, 2004 amounted to 25 (-42 and -63). In addition, in 2004, other operating income included a gain of 20 on sale of the associated company Momentum Industrial Maintenance Supply AB and gains on sales of real estate. In 2003 other operating income included a gain on sale of the associated company NN Euroball ApS and gains on sales of real estate. In 2002, other operating income included gains on sales of real estate and businesses.

Profit before taxes
Profit before taxes 2004 amounted to 4 152 (2 793 and 3 542). The financial income and expense, net, amounted to -347 (-506 and -480) and was positively affected by decreased borrowings. Post-employment benefits have affected the financial net negatively with 290. The financial exchange gains and losses, net, amounted to -20 and include a positive effect of 127 from hedging activities.

Profit after taxes
Profit after taxes in 2004 amounted to 3 009 (2 095 and 2 487). The actual tax rate in 2004 was 28% (25% and 30%).

Dividends
On April 23, 2004, a dividend of 10.00 Swedish kronor (8.00 and 6.00) per share was paid to shareholders.

Due to the strong performance, cash generating capacity and outlook, the Board of Directors proposes an increase in dividend of 20% to 12.00 Swedish kronor per share to be paid to shareholders on April 27, 2005. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

The proposed dividend for 2004 is payable to all shareholders on the VPC AB's public share register as of April 22, 2005. The total estimated dividend to be paid is 1 366.

Diluted earnings per share
The SKF Stock Option Programme which was introduced in 2000 is based on existing SKF B shares. Citibank administers the exercise of the options by purchasing existing SKF B shares on the market for the option holder. The dilution arising when an option holder acquires SKF B shares at an exercise price under market price is not real since these SKF B shares in fact already exist. The costs for the Group (difference between the price of the share on exercise day and the exercise price) will be wholly or partially neutralized as the share swap agreements entered into with banks for hedging purposes will be closed. Based on the price of the SKF B share of SEK 296 at December 31, 2004, the unrealized costs for all outstanding options amounted to MSEK 97. This amount was primarily neutralized by an unrealized gain of MSEK 87 in the share swap agreements to be exercised when the options are utilized for acquiring shares. In view of the circumstances and the actions taken, Management believes that the outstanding option programme had no effect on the result in 2004.

[1] *Mix refers to volume shifts between various customer segments and products with different price levels.*

Net sales


50 000
40 000
30 000
20 000
10 000
0
42 430
41 377
44 826
02
03
04

Profit before taxes


5 000
4 000
3 000
2 000
1 000
0
3 542
2 793
4 152
02
03
04

Consolidated balance sheets

Millions of Swedish kronor		As of December 31 2004	2003	2002
ASSETS				
Capital assets				
Intangible assets	*Note 8*	**912**	648	1 063
Long-term deferred tax assets	*Note 7*	**718**	940	604
Tangible assets	*Note 9*	**11 012**	11 138	12 418
Investments	*Note 31*	**307**	364	419
Long-term financial and other assets	*Note 10*	**496**	472	1 343
		13 445	13 562	15 847
Short-term assets				
Inventories	*Note 11*	**8 985**	8 429	8 987
Accounts receivable	*Note 12*	**7 406**	6 516	6 840
Short-term tax assets	*Note 7*	**119**	126	188
Other short-term assets	*Note 13*	**1 327**	1 351	1 285
Short-term financial assets	*Note 14*	**3 565**	6 342	5 530
		21 402	22 764	22 830
Total assets		**34 847**	36 326	38 677
SHAREHOLDERS' EQUITY, MINORITY INTEREST, PROVISIONS AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital	*Note 15*	**1 423**	1 423	1 423
Restricted reserves		**3 687**	3 920	5 634
Unrestricted equity				
Unrestricted reserves		**8 512**	7 782	6 842
Net profit		**2 959**	2 039	2 466
		16 581	15 164	16 365
Minority interest		**504**	499	570
Provisions				
Provisions for pensions and other post-retirement benefits	*Note 16*	**–**	–	6 076
Provisions for post-employment benefits	*Note 16*	**4 655**	7 885	–
Provisions for deferred taxes	*Note 7*	**1 076**	1 077	1 859
Other provisions	*Note 17*	**1 935**	2 381	3 271
		7 666	11 343	11 206
Long-term liabilities				
Long-term loans	*Note 18*	**904**	1 246	1 777
Other long-term liabilities	*Note 19*	**56**	112	65
		960	1 358	1 842
Short-term liabilities				
Short-term loans	*Note 21*	**212**	372	632
Accounts payable	*Note 22*	**3 898**	3 183	3 598
Short-term tax liabilities	*Note 7*	**487**	285	311
Other short-term liabilities	*Note 23*	**4 539**	4 122	4 153
		9 136	7 962	8 694
Total shareholders' equity, minority interest, provisions and liabilities		**34 847**	36 326	38 677
Assets pledged	*Note 24*	**118**	178	211
Contingent liabilities	*Note 25*	**149**	86	64

Amounts in millions of Swedish kronor.
Amounts in parentheses refer to comparable figures for 2003 and 2002, respectively.

Assets and liabilities

Inventories at December 31 amounted to 8 985 (8 429 and 8 987). The production level for 2004 was 8% above the level for 2003. Inventories as a percentage of annual sales totalled 20.0% (20.4% and 21.2%) thereby reaching the target level.

Accounts receivable at December 31 amounted to 7 406 (6 516 and 6 840). A programme to reduce overall accounts receivable and accounts receivable that are overdue have led to a reduction of the average days outstanding to 60 days in 2004 compared to 61 days in 2003 and 63 days in 2002. The Group's new aim is to reach 57 days. Accounts receivable as a percentage of annual net sales totalled 16.5% (15.7% and 16.1%).

During 2004, the net book value for tangible assets in Swedish kronor decreased by 254 due to translation effects caused by a stronger Swedish krona. The value of total assets decreased in 2004 by approximately 3%, compared with 2003, due to a stronger Swedish krona.

The Group's equity/assets ratio improved further during the year to 49.0% (43.1% and 43.8%), which is above the average target of 35%.

Shareholders' equity decreased by 404 (882 and 1 642) due to translation effects caused by a stronger Swedish krona.

In 2004, 1 138 (911 and 683) was distributed to the shareholders of AB SKF from shareholders' equity. For further details, see consolidated statements of changes in shareholders' equity.

Financing

During the second quarter 2004, subsidiaries in Germany and Sweden funded local pension obligations by contributing approximately 3 100 to newly created pension funds. The funds were invested in various financial instruments such as bonds and equity securities and real estate. As a result, the financial net for the Group was slightly improved, as the return on these assets was somewhat higher than the actual return received on short-term financial assets. The Group's short-term financial assets and the provisions for post-employment benefits decreased as a consequence by approximately 3 100.

The Group's net interest liabilities (short-term financial assets less net post-employment benefits) amounted to 2 158 (3 137[1]).

At year-end, total interest-bearing loans amounted to 1 116 (1 618 and 2 409). Provisions for post-employment benefits amounted to 4 655 (7 885[1]). At the same time, financial assets totalled 4 061(6 814[1]), of which 3 565 (6 342 and 5 530) consisted of short-term financial assets. Changes in net interest-bearing liabilities in 2004 are disclosed in the Group's consolidated statement of cash flow.

[1] *No comparable figure exist for 2002. "Employee benefits" (RR 29) was implemented as of January 1, 2003, see Note 1 and Note 16.*

Inventories, %
of annual net sales


25
20
15
10
5
0
21.2
20.4
20.0
02
03
04

Equity/Assets ratio, %


50
40
30
20
10
0
43.8
43.1
49.0
02
03
04

Consolidated statements of cash flow

Millions of Swedish kronor		Years ended December 31 2004	2003	2002
Profit before taxes		**4 152**	2 793	3 542
Depreciation, amortization and impairment of tangible and intangible assets	*Note 5*	**1 683**	1 792	1 859
Net gain(-) on sales of tangible assets and businesses		**- 38**	- 74	- 80
Profit from associated companies		**3**	- 19	- 32
Taxes		**- 858**	- 930	- 867
Changes in working capital				
Inventories		**- 648**	- 74	- 645
Accounts receivable		**- 907**	- 109	- 281
Accounts payable		**755**	- 264	1 224
Other operating assets, liabilities and provisions – net		**- 55**	215	- 380
Cash flow from operations		**4 087**	3 330	4 340
Investments in tangible assets and businesses, net		**- 2 045**	- 1 468	- 2 001
Sales of tangible assets and businesses		**152**	523	328
Change in equity securities		**- 18**	- 34	- 23
Cash flow after investments before financing		**2 176**	2 351	2 644
Change in short- and long-term loans		**- 532**	- 492	- 802
Change in pensions and other post-retirement benefits		**–**	–	- 539
Change in post-employment benefits		**- 3 122**	74	–
Change in long-term financial and other assets		**- 25**	- 15	- 167
Cash dividends		**- 1 177**	- 911	- 683
Cash effect on short-term financial assets		**- 2 680**	1 007	453
Change in short-term financial assets				
Opening balance, January 1		**6 342**	5 530	5 387
Cash effect, excl. acquired businesses		**- 2 743**	1 007	453
Cash effect, acquired businesses		**63**	–	–
Exchange rate effect		**- 97**	- 195	- 310
Closing balance, December 31		**3 565**	6 342	5 530

Change in net interest-bearing liabilities in 2004	Opening balance January 1, 2004	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance December 31, 2004
Loans, long- and short-term	**1 618**	- 82	- 532	112	**1 116**
Post-employment benefits, net [1]	**7 861**	- 171	- 3 122	39	**4 607**
Financial assets; long-term [1]	**- 448**	26	- 25	- 1	**- 448**
short-term	**- 6 342**	97	2 743	- 63	**- 3 565**
Net interest-bearing liabilities	**2 689**	- 130	- 936	87	**1 710**

Businesses acquired and sold, at the date of acquisition/sale, had the following net amounts: [2]

Millions of Swedish kronor	2004	2003	2002
Net gain(-) on businesses sold	**- 21**	- 63	- 19
Adjustment of changes in working capital due to businesses acquired and sold:			
Inventories	**211**	- 51	179
Accounts receivable	**202**	4	141
Accounts payable	**- 50**	3	- 54
Other operating assets, liabilities and provisions – net	**359**	- 132	300
Cash flow effect from operations in businesses acquired and sold	**701**	- 239	547
Cash paid for businesses acquired	**- 707**	- 89	- 559
Cash received for businesses sold	**93**	331	94
Cash flow effect from businesses acquired and sold after investments before financing	**87**	3	82
Adjustment of change in loans	**- 112**	- 2	- 96
Adjustment of change in pensions and other post-retirement benefits	**–**	–	13
Adjustment of change in post-employment benefits, net	**- 39**	–	–
Adjustment of change in long-term financial assets	**1**	- 1	1
Cash effect from businesses acquired and sold	**- 63**	0	0

[1] Post-employment benefits, net adjusted to include also defined benefit assets, previously recorded in Financial assets; long-term.
[2] The major part relates to the investment of Willy Vogel AG.

Comments on the consolidated statements of cash flow

Amounts in millions of Swedish kronor.
Amounts in parentheses refer to comparable figures for 2003 and 2002, respectively.

Cash flow from operations

The consolidated statements of cash flow have been adjusted for changes in exchange rates as translation effects arising from changes in foreign currency exchange rates do not represent cash flow.

Gross cash flow, defined as operating profit plus depreciation, amortization and impairment, amounted to 6 182 (5 091 and 5 881). The gross cash flow was 13.8% (12.3% and 13.9%) of annual sales.

A continued good operating profit, which in 2004 amounted to 4 499 (3 299 and 4 022), contributed to the strong cash flow.

Cash flow after investments before financing

The target is to continuously generate a cash flow after investments before financing and structural investments to a level equal to net profit.

The Group's capital expenditures for tangible assets amounted to 1 401 (1 379 and 1 442). Of the Group's total additions to tangible assets approximately 72 (70 and 76) were invested in measures to improve the environment, both internally and externally.

In 2004, the Group paid 707 (89 and 559) to acquire businesses, primarily:

- Willy Vogel AG, a German-based group in the field of lubrication systems. For further details see Note 2;
- Vibration Engineers and Consultants Pvt. Ltd., an India-based condition-monitoring service provider;
- The remaining 40% of Anhui Cr Seals Co. Ltd, China, a producer of seals. 60% of the company was aquired in 1997.

The above businesses were included in the Group's consolidated financial statements in 2004 from the date of acquisition.

Sales of businesses related mainly to the divestment of SKF's share in the associated company Momentum Industrial Maintenance Supply AB. The sales price was 90 and the Group recorded a profit of 20.

Cash effect on short-term financial assets

Loans were amortized by 532 (492 and 802). Interest-bearing loans totalled 1 116 at year-end (1 618 and 2 409), while the provision for post-employment benefits net, amounted to 4 607 (7 861[1)]). Interest payments amounted to 196 (313 and 519) and interest received to 234 (249 and 333) (see Note 6).

Long-term financial assets totalled 448 at year-end (448[1)]). Dividends received amounted to 7 (7 and 6) (see Note 6).

Short-term financial assets decreased by 2 777 (increased 812 and 143). The SKF Group considers short-time financial assets to be cash and cash equivalents (see Note 14). To some extent the marketable securities defined as short-term financial assets have maturities exceeding three months. However, these securities represent highly liquid assets and can easily be converted to cash. In 2004, short-term financial assets were affected negatively by 97 (195 and 310) owing to changes in exchange rates, mainly USD and EUR.

[1)] *No comparable figure exist for 2002. "Employee benefits" (RR 29) was implemented as of January 1, 2003.*

Cash flow after investments before financing



3000
2500
2000
1500
1000
500
0
2 644
2 351
2 176
02
03
04

Additions to tangible assets



1 500
1 200
900
600
300
0
1 442
1 379
1 401
02
03
04

Consolidated statements of changes in shareholders' equity

Millions of Swedish kronor	Share capital	Re-stricted reserves	Unre-stricted equity	Share-holders' equity
Opening balance 2002-01-01	1 423	6 765	8 036	16 224
Cash dividend	–	–	- 683	- 683
Net profit	–	–	2 466	2 466
Transfer between restricted and unrestricted reserves	–	396	- 396	–
Translation effects	–	- 1 527	- 115	- 1 642
Closing balance 2002-12-31	1 423	5 634	9 308	16 365
Change in accounting principle – Adoption of "Employee benefits" (RR 29)	–	- 1 436	- 11	- 1 447
Adjusted opening balance 2003-01-01	1 423	4 198	9 297	14 918
Cash dividend	–	–	- 911	- 911
Net profit	–	–	2 039	2 039
Transfer between restricted and unrestricted reserves	–	384	- 384	–
Translation effects	–	- 662	- 220	- 882
Closing balance 2003-12-31	1 423	3 920	9 821	15 164
Cash dividend	–	–	**- 1 138**	**- 1 138**
Net profit	–	–	**2 959**	**2 959**
Transfer between restricted and unrestricted reserves	–	**- 17**	**17**	–
Translation effects	–	**- 216**	**- 188**	**- 404**
Closing balance 2004-12-31	**1 423**	**3 687**	**11 471**	**16 581**

Comments on the consolidated statements of changes in shareholders' equity

Amounts in millions of Swedish kronor.

Restricted reserves

In accordance with statutory requirements in Sweden and certain other countries in which the Group operates, the Parent Company and its subsidiaries maintain restricted reserves which are not available for distribution as dividends.

The Swedish Companies Act requires that 10% of net profit be transferred to the legal reserve (part of restricted reserves) until the legal reserve together with the premium reserve amounts to 20% of the share capital. Effective in 1997, premiums paid on new share issues must be transferred to the premium reserve. Premiums on new share issues prior to 1997 have been transferred to the legal reserve.

In countries where legal revaluations of assets were made, an amount corresponding to the net revaluation was transferred to restricted reserves. Restatements from Group accounts to local accounts are considered restricted reserves.

Tax laws in Sweden and certain other countries permit allocations to reserves that are deductible for tax purposes. To a certain extent, companies can thus allocate profit so that it remains in the companies without being taxed immediately. In the Group balance sheets the cumulative value of these allocations, less the related provisions for deferred taxes, is shown under restricted reserves.

Unrestricted equity

Unrestricted earnings include earnings distributable by the Parent Company and those net earnings that may be remitted from subsidiaries to the Parent Company within one year. The unrestricted equity has been reduced by accumulated losses in other subsidiaries. In determining the remittable amounts, consideration has been given to legal and exchange restrictions, but not to the financial position of the remitting subsidiaries.

Translation effects

As described in Note 1, translation effects arising from the application of the current rate method were charged directly to shareholders' equity. Changes in cumulative translation effects included in shareholders' equity, were as follows:

	2004	2003	2002
Balance at beginning of year	**- 836**	46	1 688
Translation effects	**- 404**	- 882	- 1 642
Balance at end of year	**- 1 240**	**- 836**	**46**

Change in accounting principles

The SKF Group implemented "Employee Benefits" (RR 29) as of January 1, 2003. The one-time effect of this change in accounting principle was -1 447 after tax and was charged against equity in accordance with "Accounting for changes in accounting principles" (RR 5).

Paid dividend per A and B share, SEK



14
12
10
8
6
4
2
0
6
8
10
12 1)
02
03
04
05

1) Dividend according to the Board of Directors' proposed distribution of surplus for the year 2004.

Amounts in millions of Swedish kronor unless otherwise stated. Amounts in parentheses refer to comparable figures for 2003 and 2002, respectively.

1 Accounting principles

General

The consolidated financial statements of the SKF Group and the Parent Company, AB SKF, are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP). The SKF Group is required to reconcile its financial statements to accounting principles generally accepted in the United States of America (U.S. GAAP) as AB SKF's B shares are registered with the U.S. Securities and Exchange Commission. Significant differences between Swedish GAAP and U.S. GAAP are described in Note 30.

Consolidation – subsidiaries

The consolidated financial statements include AB SKF, and all companies in which AB SKF had a controlling influence. This is usually achieved when AB SKF, directly or indirectly, owns shares representing more than 50% of the voting rights. AB SKF and its subsidiaries are referred to as "the SKF Group" or "the Group".

All acquisitions are accounted for in accordance with the purchase method. Consolidated shareholders' equity includes the Parent Company's equity and the part of the equity in subsidiaries, which has arisen after the acquisition. The difference between the cost of acquiring the shares in a subsidiary and the shareholders' equity of that subsidiary at the time of acquisition, adjusted in accordance with the Group's accounting principles using the fair value for identifiable assets and liabilities, is accounted for:
– as goodwill in the consolidated balance sheets, if the cost of acquiring the subsidiary is higher than shareholders' equity, or
– as negative goodwill in the consolidated balance sheets, if the purchase price to acquire the subsidiary is lower than the net assets. Negative goodwill can also represent expected future losses and expenses, which do not represent identifiable liabilities at the date of acquisition.

Intercompany accounts, transactions and unrealized profits have been eliminated in the consolidated financial statements.

Segment information

The Group's primary segment is based on customer segments, which agrees to the Group's operational division structure. The secondary segment information is based on geographical location of the customer to whom the sale is made as well as the geographical location of subsidiaries' assets and capital expenditures.

Sales between business units are made on market conditions, with arms-length principle.

Segment results represent the contribution of the segments to the profit of the Group, and include some allocated corporate expenses. Unallocated items consist mainly of remaining corporate expenses, including some research and development activities, net costs relating to prior organization or disposed operations, profit from certain associated companies and certain costs which cross over segment lines for which management believes no reasonable basis for allocation exists.

Segment assets include all operating assets used by a segment and consist principally of plant, property and equipment, external trade receivables, inventories, other receivables, prepayments and accrued income. Segment liabilities include all operating liabilities used by a segment and consist principally of external trade payables, other provisions, accrued expenses and deferred income.

Unallocated assets and liabilities include all tax items and items of a financial, interest-bearing nature, including post-employment benefit assets and provisions. Additionally, unallocated items include items related to central corporate activities, including research and development, as well as items related to previously mentioned unallocated result items included in results of operations.

Inter-segment receivables and payables arising from the sales between segments, are not considered segment assets and liabilities as such items are sold to and settled directly with SKF Treasury Centre, the Group's internal bank, thereby becoming financial in nature.

Investments in associated companies

Companies, in which the Group has a significant influence, are referred to as associated companies (see Note 31). Significant influence is usually achieved when the Group owns 20 to 50% of the voting rights.

Investments in associated companies are reported in accordance with the equity method. The carrying value of the investments is equal to the Group's share of shareholders' equity in these companies, determined in accordance with the accounting principles of the Group. The Group's share in the result of these companies is based on their pre-tax profit/loss and taxes, respectively.

Translation of foreign financial statements

The current rate method is used for translating the income statements and balance sheets into Swedish kronor as the subsidiaries are considered independent. All balance sheet items in foreign subsidiaries have been translated in Swedish kronor based on the year-end exchange rates. Income statement items are translated at average exchange rates. The translation adjustments that arise as a result of the current rate method are transferred directly to shareholders' equity.

For the translation of financial statements of subsidiaries operating in highly inflationary economies, the Group applies the monetary/non-monetary method (MNM-method). Monetary balance sheet items are translated at year-end exchange rates and non-monetary balance sheet items, as well as related income and expense items, are translated at rates in effect at the time of acquisition (historical rates). Other income and expense items are translated at average exchange rates. Translation differences that arise are included in the related lines in the income statement.

Translation of items denominated in foreign currency

Transactions in foreign currencies during the year have been translated at the exchange rate prevailing at the respective transaction date.

Accounts receivable and payable and other receivables and payables denominated in foreign currency have been translated at the exchange rates prevailing at the balance sheet date. Such exchange gains and losses are included in other operating income and other operating expense. Other foreign currency items have been included in financial income and financial expense.

Exchange rates

The following exchange rates have been used when translating the financial statements of foreign subsidiaries operating in the countries shown below into SEK:

			Average rate			Year-end rate		
Country	Unit	Currency	**2004**	2003	2002	**2004**	2003	2002
Canada	1	CAD	**5.65**	5.76	6.21	**5.46**	5.55	5.61
China	1	CNY	**0.89**	0.97	1.17	**0.80**	0.88	1.06
EMU-countries	1	EUR	**9.12**	9.12	9.15	**9.00**	9.08	9.18
India	100	INR	**16.21**	17.30	19.93	**15.11**	15.95	18.36
Japan	100	JPY	**6.82**	6.97	7.76	**6.36**	6.80	7.38
United Kingdom	1	GBP	**13.40**	13.19	14.58	**12.70**	12.90	14.12
USA	1	USD	**7.35·**	8.07	9.69	**6.60**	7.27	8.81

Financial derivative instruments

For hedging of fluctuations in foreign currency exchange rates related to certain revenues and expenses for flow of goods and services between SKF companies in different countries, forward exchange contracts and currency options are used. Hedging of Group exposure to currency fluctuations is mainly handled by SKF Treasury Centre, the Group's internal bank. SKF Treasury Centre sets the internal invoicing rates of the Group for one quarter at the time based on external market rates. Gains and losses related to the underlying portfolio of external financial derivative contracts are not reflected in the income statement until the related transactions occur. At that time the portfolio is valued at market value and gains and losses reflected as financial income or financial expense. Received and paid premiums for options hedging currency flows are reported as financial income or financial expense during the contract period. Financial assets and liabilities hedged by individual companies are, if applicable, valued at the spot rate of the underlying forward exchange contracts and discounts and premiums reported as financial income or financial expense during the contract period.

Forward exchange contracts and currency options that do not fulfil the criteria for hedge accounting or have been entered into for trading purposes are marked-to-market and the resulting gains or losses are recognized as financial income or financial expense in the period they arise.

When the currency of investments and borrowings denominated in another currency than reporting currency has been changed by currency swap contracts, these swap contracts are taken into account when translating the investments and borrowings to Swedish kronor. Interest-rate swaps are used to manage the interest rate exposure of investments and borrowings. For interest rate swaps hedging loans accrued interest is reflected per closing date as financial income or financial expense. Interest rate swaps hedging financial assets classified as short-term financial assets are valued at market rate and resulting gains and/or losses are reflected as financial income or financial expense.

Interest rate swaps used for trading purposes are valued at market rate and reported as financial income or financial expense.

A portfolio of share swaps was used for hedging the SKF Stock Option Programme described in Note 26. The share swaps are accounted for at the lower of cost or market value and any resulting decline in market value is recognized as an operating loss. Market value is determined as the quoted price of the SKF B share at the closing date. The gain resulting from closure of share swaps is recognized in operating profit and offsets the cost for the option programme.

The Group also uses financial derivative instruments for trading purposes, limited according to the Group's risk management policy. These financial derivative instruments are marked-to-market and exchange differences recognized in the period they arise.

Exchange differences arising from financial derivative instruments are included in financial income and financial expense.

Marketable securities

Debt securities classified as held-to-maturity are recorded at acquisition value. Debt securities which represent highly liquid assets and which are bought and held principally for selling them in the near term are classified as short-term financial assets and are recorded at fair value with gains and losses recorded as financial income or financial expense. Fair value is determined on the basis of market prices at the balance sheet date.

Classification

The assets and liabilities classified as short-term are expected to be recovered or settled within twelve months from the balance sheet date. All other assets and liabilities are recovered or settled later. No other liabilities than loans and financial leases are expected to be settled later than five years from the balance sheet date. The maturities of loans and leases are presented separately in Note 18 and 20.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market value (net realizable value). Raw materials and purchased finished goods are valued at purchase cost. Work in process and manufactured finished goods are valued at production cost. Production cost includes direct production cost such as material and labour, as well as manufacturing overhead as appropriate.

Net realizable value is defined as selling price less costs to complete less selling costs. Net realizable value includes write-downs for both technical and commercial obsolescence made on an individual subsidiary basis. Such obsolescence is assessed by reference to the rate of turnover for each inventory item.

Depreciation and amortization

Depreciation is provided on a straight-line basis and is calculated based on the cost of the asset. In some countries, legal revaluations were made in addition to cost, and depreciation was then based on the revalued amounts.

The rates of depreciation are based on the estimated useful lives of the assets, generally 33 years for buildings, 10-17 years for machines and 4-5 years for tools, office equipment and vehicles.

Depreciation is included in cost of goods sold, selling or administrative expenses depending on where the assets have been used.

Goodwill is amortized over more than 5 years in cases where the acquired company has an established knowledge within its business and a strategic relation to the Group's business. Goodwill is amortized on a straight-line basis, normally over a 10-year period but in some cases over a 20-year period.

Patents and similar rights are stated at cost and are amortized over their estimated useful lives, which generally range from 6 to 11 years.

Capitalized software is stated at cost and amortized over its estimated useful life, normally 4 years.

Capitalized customer relations are stated at cost and amortized over their estimated useful lives which generally range from 5 to 15 years.

When development expenditures are capitalized, it is stated at cost and amortized over its estimated useful life, normally 3 to 5 years.

Other intangible assets are stated at cost and are amortized over their estimated useful lives, normally 3 to 5 years, but never more than 20 years.

Negative goodwill is generally amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Any negative goodwill that relates to expected future losses and expenses is recognized as income when the losses and expenses are recognized.

Impairment of assets

Consideration is given at each balance sheet date to determine whether there is any indication of impairment of the carrying amounts of the Group's assets. The determination is performed at the cash generating unit level. If any indication exists, an asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the estimated net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on the average borrowing rate of the country where the assets are located, adjusted for risks specific to the assets.

Capitalization of software

The Group capitalizes software, including development costs on internally developed software, if it is probable that the future economic benefits that are attributable to it will flow to the company and the cost can be reliably measured. In addition, the cost must represent the initial investment or significantly increase standards of performance.

Research and development

Research expenditures are charged against earnings as incurred and accounted for as cost of goods sold in the consolidated income statement.

Expenditures during the development phase are capitalized as intangible assets if it is probable, with a high degree of certainty, that they will result in future economic benefits for the Group. This means that stringent criteria must be met before a development project results in the recording of an intangible asset. Such criteria include the ability to complete the project, proof of technical feasibility and market existence, as well as intention and ability to use or sell the intangible asset. It must also be possible to reliably measure the expenditures during the development phase.

Leases

A lease agreement that transfers substantially all the benefits and risks of ownership to the Group is accounted for as a finance lease. Finance leases are recorded as tangible assets, initially at an amount equal to the present value of the minimum lease payments during the lease term. Finance leases are depreciated in a manner consistent with the Group's normal depreciation policy for owned tangible assets. Lease payments are apportioned between the finance charge and the reduction of the outstanding finance lease obligation. The finance charge is allocated to periods during the lease term as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Other leases are accounted for as operating leases. Such rental expenses are recognized in the income statement, on a straight-line basis, over the lease term.

Revenue recognition

Revenues are recognized when realized or realizable and earned. Revenue from the sale of goods and services is generally recognized when (1) an arrangement with a customer exists, (2) delivery has occurred or services have been rendered, (3) the price is determinable, and (4) collection of the amount due is reasonably assured.

Contracts and customer purchase orders are generally used to determine the existence of such an arrangement. Shipping documents and customer acceptance are used, when applicable, to verify delivery. Whether the price is fixed or determinable are assessed based on the payment terms associated with the transaction. Collectibility is assessed based primarily on the creditworthiness of the customer as determined by credit limit control and approval procedures (see Note 28), as well as the customer's payment history.

Accruals for customer rebates are recorded at the time of revenue recognition. Rebates are recognized as a reduction of sales.

Revenues from service and/or maintenance contracts where the service is delivered to the customer at a fixed price is accounted for on a straight-line basis over the duration of the contract or under the percentage-of-completion method based on the ratio of actual costs incurred to total estimated costs expected to be incurred. Any anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Other operating income and other operating expenses
Other operating income and other operating expenses include items such as exchange gains and losses arising on operating assets and liabilities, gains and losses on sales of non-production related capital assets, gains and losses on sales or closures of companies and operations and rental revenues.

The concept of non-comparative items is not used by the Group. Comparative information is found in comments to the consolidated income statements.

Income taxes

General
Taxes include current taxes on profits, deferred taxes and other taxes such as taxes on capital, actual or potential withholding on current and expected transfers of income from Group companies and tax adjustments relating to prior years. Income taxes are recognized in the income statement, except to the extent that they relate to items directly taken to equity, in which case they are recognized in equity.

Current taxes
All the companies within the Group compute current income taxes in accordance with the tax rules and regulations of the countries where the income is taxable. Provisions have been made in the consolidated financial statements for estimated taxes on earnings of subsidiaries expected to be remitted in the following year, but not for tax liabilities, which may arise on distribution of the remaining unrestricted earnings of foreign subsidiaries.

Deferred taxes
The Group utilizes a liability approach for measuring deferred taxes, which requires deferred tax assets and liabilities to be recorded based on enacted tax rates for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss and tax credit carry forwards. Such losses and tax credit carry forwards can be used to offset future income. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Other taxes
Other taxes (see Note 7) refer to taxes other than income taxes, which should not be included elsewhere in the income statement.

Provisions
Provisions are made when the Group has liabilities of uncertain timing or amount. A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Restructuring provisions are recognized when a detailed formal plan has been established and when there is a public announcement of the plan whereby creating a valid expectation that the plan will be carried out.

Post-employment benefits
The post-employment liabilities and assets arise from defined benefit obligations. These obligations and the related current service cost are determined using the projected unit credit method. Valuations are carried out annually for the most significant plans and on a regular basis for other plans. External actuarial experts are used for these valuations. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located.

The Group's plans are either unfunded or externally funded. For the unfunded plans, benefits paid out under these plans come from the all-purpose assets of the company sponsoring the plan. The related liabilities carried in the balance sheet represent the present value of the defined benefit obligation, adjusted for unrecognized actuarial gains and losses and past service costs.

Under externally funded defined benefit plans, the assets of the plans are held separately from those of the Group, in independently administered funds. The related balance sheet liability or asset represents the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation, taking into account any unrecognized actuarial gains or losses and past service cost. However, an asset is recognized only to the extent that it represents a future economic benefit which is actually available to the Group for example in the form of reductions in future contributions, or refunds from the plan. When such excess is not available it is not recognized, but is disclosed in the notes.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the income statement, over the remaining service lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of the plan assets at the end of the previous year.

For all defined benefits plans the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets (only funded plans) and past service cost as well as any amortized actuarial gains and losses. The past service cost for changes in pension benefits is recognized when such benefits vest, or amortized over the periods until vesting occurs.

The defined benefit accounting described above is applied only in the consolidated accounts. Subsidiaries, including the Parent Company, continue to use the local statutory pension calculations to determine pension costs and provisions in the stand-alone statutory reporting.

Some post-employment benefits are also provided by defined contribution schemes, where the Group has no obligation to pay benefits after payment of an agreed-upon contribution to the third party responsible for the plan. Such contributions are recognized as expense when incurred.

A portion of the ITP pensions arrangements in Sweden are financed through insurance premiums to Alecta. This arrangement is considered to be a multi-employer plan where defined benefit accounting is required. Alecta is currently unable to provide the information needed to do such accounting. As a result, such insurance premiums paid are currently accounted for as a defined contribution expense.

Definitions of key figures

The majority of the subsidiaries within the Group report the results of their operations and financial position twelve times a year. The key figures presented in the Annual Report have been calculated using average values based on these reports. Consequently, the calculation of these key figures using the year-end values presented, may give slightly different results.

1. *Portion of risk-bearing capital*
   Shareholders' equity plus minority interest and provisions for deferred taxes, as a percentage of total assets at year-end.

2. *Equity/assets ratio*
   Shareholders' equity plus minority interest, as a percentage of total assets at year-end.

3. *Gearing*
   Short- plus long-term loans plus provisions for post-employment benefits divided by the sum of short-plus long-term loans, provisions for post-employment benefits, equity and minority interests, all at year-end.

4. *Return on total assets*
   Operating profit/loss plus interest income, as a percentage of twelve months average of total assets.

5. *Return on capital employed*
   Operating profit/loss plus interest income, as a percentage of twelve months average of total assets less the average of non-interest bearing liabilities.

6. *Return on shareholders' equity*
   Profit/loss after taxes, as a percentage of twelve months average of shareholders' equity.

7. *Operating margin*
   Operating profit/loss, as a percentage of net sales.

8. *Profit margin*
   Operating profit/loss plus interest income, as a percentage of net sales.

9. *Turnover of total assets*
   Net sales in relation to twelve months average of total assets.

10. *Earnings/loss per share in Swedish kronor*
    Profit/loss after taxes and minority interest divided by the number of shares.

11. *Yield*
    Dividend as a percentage of share price at year-end.

12. *P/E ratio*
    Share price at year-end divided by earnings per share.

13. *Average number of employees*
    Total number of working hours of all employees, divided by the normal total working time during the year.

Changes in accounting principles

On January 1, 2003, the SKF Group implemented "Employee Benefits" (RR29). The one-time effect of this change in accounting principle was -1 447 after tax and was charged against equity.

In 2004 the SKF Group has applied URA 43 "Accounting for special employer's contribution and tax on returns from pension funds" according to the statement from The Swedish Financial Accounting Standards Council when calculating the Swedish pension liabilities, in addition to "Employee benefits" (RR29). The adoption of URA 43 did not have a material effect on the Group's consolidated financial position or results of operations.

Impact of International Financial Reporting Standards on the SKF Group

Beginning 2005, the accounting principles of the SKF Group will be in accordance with International Financial Reporting Standards, IFRS, as endorsed by the European Commission (EC). The first-quarter report will be the first financial report the SKF Group presents in accordance with IFRS. The effect of the transition will for the SKF Group only be limited.

As the Group publishes comparative consolidated information for two years in its Annual Report to Shareholders, the date for transition to IFRS is January 1, 2003.

Consolidated financial information prepared under Swedish GAAP will be restated to be in accordance with IFRS and a full disclosure of the transition will be made in the interim financial report for the first quarter 2005. However, the tables and explanatory notes below provide a brief summary of the expected effect of the transition to IFRS on consolidated equity and net profit for the year 2003, 2004 and on consolidated equity for opening balances 2005.

The summary transition information is preliminary and has been prepared on the basis of IFRSs expected to be available for use at December 31, 2005.

The transition to IFRS is accounted for in accordance with IFRS 1, "First time adoption of International Financial Reporting Standards." In general, a company is required to determine its accounting policies and retrospectively apply these to determine its opening balance sheet under IFRS. The following exceptions to this retrospective treatment are allowed, and which the Group has elected:

- The option of applying IFRS 3, "Business combinations", prospectively from date of transition January 1, 2003.
- The option to set accumulated translation differences according to IAS 21, "Effects of changes in foreign exchange rates," at zero at the transition date.
- The option to consider revaluations to plant and property made under previous GAAP as historical cost.
- The option not to restate comparable 2003 and 2004 financial information for the requirements of IAS 39, "Financial Instruments, Recognition and Measurement" as adopted by the EC.

Summarized reconciliation of consolidated equity	Note	January 1 2003	December 31 2003	**December 31 2004**	January 1 2005
Equity under Swedish GAAP		14 918	15 164	**16 581**	16 581
IFRS adjustments					
Capitalized software and amortizaton	*a*	148	163	**47**	47
Minority interest	*b*	570	499	**504**	504
Negative goodwill	*c*	66	10	**8**	8
Amortization on indefinite lived intangibles	*d*	–	68	**128**	128
Other	*e*	–	- 5	**- 8**	- 8
Financial instruments	*f*	–	–	**–**	189
Deferred taxes on IFRS adjustments	*g*	- 42	- 47	**- 15**	- 39
Total adjustments to IFRS		742	688	**664**	829
Equity under IFRS		15 660	15 852	**17 245**	17 410

Summarized reconciliation of consolidated net profit	Note	2003	**2004**
Net profit under Swedish GAAP		2 039	**2 959**
IFRS adjustments			
Capitalized software and amortizaton	*a*	15	**- 117**
Minority interest	*b*	56	**50**
Negative goodwill	*c*	- 53	**- 1**
Amortization on indefinite lived intangibles	*d*	64	**70**
Other	*e*	- 18	**- 17**
Deferred taxes on IFRS adjustments	*g*	- 5	**32**
Total adjustments to IFRS		59	**17**
Net profit under IFRS		2 098	**2 976**

Explanatory notes

a. Intangibles: Internally developed software

Under IAS 38, "Intangibles", development costs on internally developed software must be recognized as an intangible asset when certain criteria are met and measured at cost less amortization and impairment losses. However, transition rules under IFRS 1, "First Time Adoption of International Financial Reporting Standards", require the recognition of internally generated intangible assets meeting the recognition criteria at the date incurred, as from the original effective date (1999) of IAS 38, regardless of whether those intangible assets were expensed under previous GAAP. The opening balance for 2003 will be equal to the closing balance according to U.S. GAAP per December 31, 2002, since the capitalization of development costs has been made for U.S. GAAP purposes since 1999.

An impairment loss was recognized in the 2004 IFRS results on certain of these capitalized intangible assets.

b. Minority interest

Under IAS 1, "Presentation of Financial Statements", minority interest is considered a separate component of equity in the balance sheet. On the income statement it is included in net profit, with the amounts attributable to the equity shareholders and the minority owners specified below the net profit line.

c. Negative Goodwill

Under IFRS 3, "Business Combinations", negative goodwill still existing after a reassessment of fair values of the net assets acquired shall be recognized immediately in the income statement.

d. Amortization of Intangibles with indefinite useful lives

IAS 38 requires that intangibles with indefinite useful lives, which for the group is primarily goodwill, are not amortized but measured at cost less impairment losses.

e. Other

- Consequential Impairment amounts
  Due to the changed accounting policy where goodwill and other intangibles with indefinite lives are no longer amortized beginning as from January 1, 2003, the net book value of such intangibles increased during 2003 and 2004. As a direct consequence of the reversed amortization, certain of the intangibles required an additional impairment amount.

- Share-based payment - Fair value of options
  Under IFRS 2, "Share-based Payment", the fair value at grant date of equity-settled share-based options granted to the employees is to be recognized directly in equity, and amortized over the vesting period. The transitional provisions under IFRS 1 allow that only options granted after November 7, 2002, which have not vested by January 1, 2005, are required to be valued and recorded. The SKF Group has one option programme for which accounting is required. These options were granted February 2003 with a vesting period ending January 31, 2005.

f. Financial instruments

According to IAS 39, "Financial Instruments, Recognition and Measurement" as adopted by the EC, financial assets and liabilities are initially recorded at fair value on the balance sheet and subsequently at fair value or amortized cost based on the initial classification. Derivatives must always be recognized at fair value on the balance sheet. As allowed under the transition rules in IFRS 1, the SKF Group has decided not to restate 2003 and 2004 for the requirements of IAS 39. Therefore, the difference between the values of the above financial instruments as determined under IAS 39 less amounts already booked under Swedish GAAP has been recorded against equity at January 1, 2005.

g. Deferred taxes on IFRS adjustments

Some of the IFRS adjustments listed above create a difference between the book- basis and the tax-basis for which deferred taxes have been provided.

Discussion of the impact of IFRS
upon the statement of changes in cash flow

According to IAS 7, "Cash Flow," the SKF Group defines cash and cash equivalents to include only short-term highly liquid investments with a maturity of three months or less. Under Swedish practice a broader interpretation was made where readily marketable securities with a maturity exceeding 3 months were included. The SKF Group's restated statements of cash flow for 2003 and 2004 according to IAS 7 will therefore reflect cash and cash equivalents that are different to that disclosed under Swedish GAAP as short-term financial assets.

	January 1 2003	December 31 2003	**December 31 2004**
Previously reported short-term financial assets	5 530	6 342	**3 565**
Less : Amounts with maturity > 3 months	3 497	3 366	**489**
Cash and Cash equivalents as under IFRS	2 033	2 976	**3 076**

2 Investments in businesses

In 2004, the Group paid 707 to acquire businesses, primarily related to one major acquisition.

SKF acquired 100% of the issued share capital in the German based company Willy Vogel AG, one of the world leaders in the field of lubrication systems. The Vogel Group has two manufacturing units in Germany, one in France, one in the USA and one in Japan. Vogel has also sales operations in these countries as well as in Belgium, Hungary, Italy, the Netherlands and Spain.

The acquisition was completed July 8, 2004, at a purchase price of 678 paid in cash, whereof acquisition related expenses amounted to 11. Cash acquired were 63, giving a net cash outflow arising on acquisition of 615.

Purchase price for the equity	678
Less:	
Book value of net assets	325
Fair value adjustments of net assets	324
Deferred taxes from valuation	- 116
Fair value of net assets acquired	533
Goodwill	145

Fair value of net assets consists of primarily of trade name, software, customer relationships and tangible assets.

Goodwill consist of assembled work force and synergies, since the acquisition has a very strong fit with SKFs products, customers and technologies and will enable SKF to develop and deliver more advanced solutions and increase offered customer values. Goodwill is amortized over 20 years.

Vogel Group contributed 427 of net sales and 16 of operating profit for the period between the date of acquisition and December 31. The operating profit before amortization and depreciation of fair value of net assets was 37.

3 Segment information

Customer segment
The SKF Group is divided into five divisions, each one focusing on specific customer groups worldwide. Previously published amounts have been reclassified to conform to the current Group structure in 2004.

The Industrial Division is responsible for sales to industrial OEM customers, and for the product development and production of a wide range of bearings (in particular spherical and cylindrical roller bearings, and angular contact ball bearings) and related products. The Division has specialized business areas for Railways, Linear Motion & Precision Technologies and Couplings. The busines area Lubrication Systems was added in 2004 through the acquisition of Willy Vogel AG.

The Service Division is responsible for sales to the industrial aftermarket mainly via a network of some 7 000 distributors. The Division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The business area SKF Reliability Systems offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution both for the SKF Group and external customers.

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market, and also for product development and the production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep groove ball bearings and bearing seals. Of the Division's total sales, some 70% are made through other Divisions.

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes, subsystems for fly-by-wire solutions and also for offering various services including the repair of bearings. Ovako Steel is responsible for sales, product development and the production of special steels and steel components for the bearing industry and also for other industries with demanding applications. SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings for the bearing and automotive industry.

	Net sales			Sales including intra – Group sales		
	2004	2003	2002	**2004**	2003	2002
Industrial	**10 784**	9 663	9 694	**16 730**	15 139	15 475
Service	**14 261**	13 076	13 476	**15 845**	14 608	15 015
Automotive	**13 910**	13 217	13 588	**15 538**	14 677	15 074
Electrical	**1 931**	1 833	1 903	**6 702**	6 459	6 676
Aero and Steel	**3 874**	3 551	3 741	**6 584**	6 016	6 321
Other operations	**66**	37	28	**68**	40	30
Eliminations	**–**	–	–	**- 16 641**	- 15 562	- 16 251
Group total	**44 826**	41 377	42 430	**44 826**	41 377	42 340

	Operating profit			Depreciation, amortization and impairments		
	2004	2003	2002	**2004**	2003	2002
Industrial	**1 625**	1 431	1 634	**441**	443	475
Service	**1 683**	1 416	1 421	**88**	109	96
Automotive	**601**	431	501	**537**	569	577
Electrical	**329**	214	418	**368**	389	372
Aero and Steel	**214**	- 167	213	**287**	435	260
Other operations	**1**	- 13	- 14	**–**	–	–
Eliminations and unallocated items	**46**	- 13	- 151	**- 38**	- 153	79
Group total	**4 499**	3 299	4 022	**1 683**	1 792	1 859

	Assets			Liabilities		
	2004	2003	2002	2004	2003	2002
Industrial	**8 853**	7 585	8 263	**2 092**	1 926	2 005
Service	**4 343**	3 889	4 270	**1 372**	1 242	1 521
Automotive	**7 996**	7 833	8 820	**2 270**	2 019	2 325
Electrical	**3 619**	3 753	4 220	**1 365**	1 282	1 435
Aero & Steel	**3 963**	3 943	4 466	**1 230**	1 111	1 154
Other operations	**45**	46	49	**47**	8	4
Eliminations and unallocated items	**6 028**	9 277	8 589	**9 386**	13 075	13 298
Group total	**34 847**	36 326	38 677	**17 762**	20 663	21 742

Unallocated assets and liabilities include all tax items and items of a financial interest bearing nature, including post-employment benefit assets and provisions. *For further information see Note 1, Segment information.*

	Capital expenditures excl revaluations		
	2004	2003	2002
Industrial	**532**	407	258
Service	**65**	41	59
Automotive	**440**	455	663
Electrical	**250**	203	350
Aero & Steel	**137**	232	172
Eliminations and unallocated items	**- 23**	41	- 60
Group total	**1 401**	1 379	1 442

Geographical segments

SKF has more than 80 factories in more than 20 countries. Ball- and roller bearings, bearing units and seals for the automotive- and industrial OEM producers and for the aftermarket are produced in Europe, North America and Asia. Ball bearings are also produced in South Africa. Linear motion products and machine tools are made mainly in Europe and, to some extent, also in North America. Specialty steel is produced in Europe.

SKF has some two million customers worldwide. Ball- and roller bearings, bearing units and seals are sold globally while linear motion products and machine tools are sold mainly in Europe and North America. Europe accounts for 90% of the sales of steel products. Products for the industrial and automotive aftermarket are sold via a network of distributors and dealers in some 15 000 locations in more than 140 countries. Mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts comprise a relatively small but growing business with customers worldwide.

	Net sales by customer location		
	2004	2003	2002
North America	**9 152**	9 244	10 879
Europe	**25 717**	23 401	23 092
Asia / Pacific	**6 659**	5 912	5 701
Other	**3 298**	2 820	2 758
Group total	**44 826**	41 377	42 430

	Assets		
	2004	2003	2002
North America	**5 103**	5 590	7 793
Europe	**24 978**	26 694	27 011
Asia / Pacific	**4 392**	3 916	4 020
Other	**1 639**	1 453	1 524
Eliminations	**- 1 265**	- 1 327	- 1 671
Group total	**34 847**	36 326	38 677

	Capital expenditures excl revaluations		
	2004	2003	2002
North America	**103**	167	204
Europe	**1 190**	1 058	1 142
Asia / Pacific	**99**	111	96
Other	**57**	50	85
Eliminations	**- 48**	- 7	- 85
Group total	**1 401**	1 379	1 442

4 Research and development

Research and development expenditures totalled 784 (750 and 767). Additionally, the Group enters into external research contracts where the Group produces prototypes of various products on behalf of a third party. Expenses under such contracts were 10 (11 and 9).

Of the Group's intangible assets December 31, 18 (0 and 0) were composed of capitalized development expenditures (see Note 8).

5 Depreciation, amortization and impairments

	2004	2003	2002
Land improvements	**8**	6	7
Buildings	**141**	131	129
Machinery, supply systems, machine toolings and factory fittings	**1 406**	1 522	1 528
Intangible assets	**114**	118	178[1]
Revaluations	**14**	15	17
	1 683	1 792	1 859

Depreciation, amortization and impairments were accounted for as	2004	2003	2002
Cost of goods sold	**1 510**	1 567	1 555
Selling expenses	**162**	214	293
Administrative expenses	**11**	11	11
	1 683	1 792	1 859

[1] *Intangible assets for 2002 only included goodwill.*

Impairment losses 2004 totalled 37 (205 and 185), of which 18 (15 and 92) related to goodwill, 1 (21 and 0) related to other intangible assets and 18 (169 and 93) related to tangible assets. The cash generating units carrying goodwill are primarily composed of acquired businesses and consists of two major acquisitions; Willy Vogel AG and Chicago Rawhide. For Willy Vogel AG, the recoverable amount has been determined on the basis of the net selling price expected from the sale of the assets since the business was acquired in July 8th, 2004, and therefore the related goodwill was not impaired. For Chicago Rawhide and the other cash generating units, the recoverable amount has been determined on the basis of the value in use, resulting from the net present value of the net cash flow projections. A pre-tax discount rate of 19% has been used for Chicago Rawhide. Using what Management believes are reasonable assumptions based on the best information available as of the date of the financial statements, the recoverable amount was found to be in excess of its carrying amount at December 31, 2004, and therefore the related goodwill was not impaired. Impairment losses on goodwill result from two minor businesses, as a result of weakened market condition in North America and Europe. Impairment losses of tangible assets result from Group's initiatives to optimize manufacturing performance on a regional and global basis. The recoverable amount has been determined on the basis of the net selling price expected from the sale of the assets.

6 Financial income and financial expense

Financial income	2004	2003	2002
Income from equity securities and long-term financial investments	**- 2**	- 144	- 172
Other interest income and similar items	**144**	92	150
Total financial income	**142**	- 52	- 22

Specification of financial income			
Dividends related to			
- income from equity securities and long-term financial investments	**7**	7	6
Interest income related to			
- income from equity securities and long-term financial investments	**61**	9	9
- other interest income and similar items	**137**	185	277
Financial exchange gains and losses related to			
- loss (gain) from equity securitites and long-term financial investments	**- 70**	- 160	- 187
- other interest income and similar items	**7**	- 93	- 127
Total financial income	**142**	- 52	- 22

Financial expense			
Interest expense and similar items	**- 489**	- 454	- 458
Total financial expense	**- 489**	- 454	- 458

Specification of financial expense			
Interest expense related to			
- financial liabilities for interest expense and similar items	**- 242**	- 277	- 383
- pensions and other post-retirement benefits (see Note 16)	**–**	–	- 376
- post-employment benefits (see Note 16)	**- 290**	- 427	–
Financial exchange gains and losses related to			
- interest expense and similar items	**43**	250	301
Total financial expense	**- 489**	- 454	- 458

Adjustment to market value of short-term financial assets affected Financial income and Financial expense by 7 (-9 and 17).
Interest received amounted to 234 (249 and 333). Interest payments amounted to 196 (313 and 519).

7 Taxes

	2004	2003	2002
Taxes on profit before taxes			
- current taxes	**- 1 034**	- 1 006	- 690
- deferred taxes, net	**- 81**	303	- 358
Other taxes	**- 28**	5	- 7
	- 1 143	- 698	- 1 055

Deferred taxes for 2004 included a tax benefit of 148 related to the net change in the valuation allowance. Of this income, 83 represented an adjustment of the opening balance of the valuation allowance still existing at year-end. The adjustment was due to a change in circumstances which affected the judgement on the realizability of the related deferred tax asset in future years. Changes in tax rates used to calculate deferred tax had a positive impact of 6 (9 and 4).

	2004	2003	2002
Long-term deferred tax assets	**718**	940	604
Provisions for long-term deferred taxes	**1 076**	1 077	1 859
Provisions for deferred taxes/deferred tax assets – net	**- 358**	- 137	- 1 255
Short-term income taxes receivable	**119**	126	188
Short-term income taxes payable	**487**	285	311
	- 368	- 159	- 123

Gross deferred tax assets and provisions were related to the following items:

Gross deferred tax assets per type	2004	2003	2002
Provisions for pensions and other post-retirement benefits	**–**	–	434
Provisions for post-employment benefits	**1 045**	1 141	–
Tax loss carry-forwards	**342**	379	407
Inventories	**258**	238	328
Tangible assets	**132**	180	260
Other	**648**	727	759
Gross deferred tax assets	**2 425**	2 665	2 188
Valuation allowance	**- 417**	- 561	- 669
Net deferred tax assets	**2 008**	2 104	1 519

Gross provisions for deferred taxes per type	2004	2003	2002
Provisions for pensions and other post-retirement benefits	**–**	–	86
Provisions for post-employment benefits	**31**	18	–
Inventories	**386**	341	423
Tangible assets	**1 594**	1 601	1 871
Other	**355**	281	394
Gross provision for deferred taxes	**2 366**	2 241	2 774
Provisions for deferred taxes/deferred tax assets – net	**- 358**	- 137	- 1 255

The SKF Group implemented "Employee benefits" (RR 29) as of January 1, 2003. The one-time effect of this change in accounting principle decreased equity with -1 447, which was net of a deferred tax asset of 843.

Corporate income tax

The corporate statutory income tax rate in Sweden was 28% in 2004, 2003 and 2002. The actual tax rate on profit before taxes was 28% (25 and 30).

Reconciliation of the statutory tax in Sweden to the actual tax	**2004**	2003	2002
Tax calculated on statutory tax rate in Sweden	**- 1 163**	- 782	- 992
Difference between statutory tax rate in Sweden and foreign subsidiaries' weighted statutory tax rate	**- 105**	- 35	- 85
Other taxes	**- 28**	5	- 7
Permanent differences	**- 77**	- 14	- 148
Tax loss carry-forwards, net of changes in valuation allowance	**1**	43	131
Current tax refering to previous years	**100**	- 86	- 44
Other, including translation adjustments	**129**	171	90
Actual tax	**- 1 143**	- 698	- 1 055

Tax loss carry-forwards

At December 31 certain subsidiaries, had tax loss carry-forwards amounting to 1 135 (1 157 and 1 205). Such tax loss carry-forwards expire as follows:

2005	**44**
2006	**43**
2007	**28**
2008	**136**
2009	**148**
2010 and thereafter	**736**

At December 31, 2004, the total tax loss carry-forwards have resulted in deferred tax assets of 80, net of valuation allowances, which are included in gross deferred tax assets above. Losses can be used to reduce future taxable income, but since their benefit has already been recorded, their future use will not reduce the total tax expense of the Group with the exception of any release of the valuation allowance.

8 Intangible assets

Acquisition cost	**2004**	Additions	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003	2002
Goodwill	**1 306**	–	149	–	–	- 5	- 101	1 263	1 402
Patents and similar rights	**105**	26	42	–	–	- 3	- 2	42	45
Capitalized software	**135**	71	40	–	–	- 15	- 4	43	45
Capitalized customer relationships	**106**	–	77	–	–	–	- 2	31	25
Leaseholds	**29**	–	–	- 1	–	–	- 1	31	29
Capitalized development	**28**	12	3	–	–	15	- 2	–	–
Other intangible assets	**31**	2	1	–	–	- 1	- 3	32 [1]	423
	1 740	111	312	- 1	–	- 9	- 115	1 442	1 969

Accumulated amortization and impairments	**2004**	Amortization	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003	2002
Goodwill	**741**	69	–	–	18 [2]	–	- 73	727	760
Patent and similar rights	**20**	4	–	–	–	- 3	–	19	16
Capitalized software	**11**	6	–	–	–	- 4	- 1	10	5
Capitalized customer relationships	**25**	5	–	–	–	–	- 2	22	2
Leaseholds	**10**	1	–	–	–	–	–	9	5
Capitalized development	**10**	6	–	–	1	4	- 1	–	–
Other intangible assets	**11**	4	–	–	–	–	–	7 [1]	118
	828	95	–	–	19	- 3	- 77	794	906
Net book value	**912**	16	312	- 1	- 19	- 6	- 38	648	1 063

[1] Due to the adoption of "Employee benefits" (RR29) the net book value of Other intangible assets was reduced by 281.
[2] Accumulated impairment losses on goodwill at the end of 2004 amounts to 125 (107).

9 Tangible assets

Acquisition cost including revaluations	2004	Additions	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003	2002
Buildings	**4 636**	143	109	- 41	–	224	- 103	4 304	4 654
- Revaluations	**412**	–	–	- 4	–	- 10	- 11	437	455
Land	**633**	4	67	- 9	–	14	- 10	567	621
- Revaluations	**62**	–	–	- 2	–	- 36	- 1	101	100
Machinery and supply systems	**21 175**	867	134	- 600	–	- 142	- 568	21 484	22 549
- Revaluations	**162**	–	–	- 4	–	33	- 13	146	157
Machine toolings, factory fittings, etc	**2 941**	203	24	- 110	–	- 19	- 75	2 918	3 193
Construction in process including advances	**873**	184	3	- 2	–	- 142	- 13	843	859
	30 894	1 401	337	- 772	–	- 78	- 794	30 800	32 588

Accumulated depreciation and impairments	2004	Depre-ciation	Businesses acquired	Disposals	Impair-ments	Other	Translation effects	2003	2002
Buildings	**2 496**	134	–	- 33	7	25	- 50	2 413	2 507
- Revaluations	**303**	11	–	- 2	–	- 6	- 8	308	307
Land	**196**	8	–	- 5	–	6	- 2	189	192
- Revaluations	**7**	–	–	–	–	- 2	–	9	6
Machinery and supply systems	**14 356**	1 168	–	- 576	5	- 77	- 410	14 246	14 487
- Revaluations	**142**	3	–	- 3	–	- 3	- 11	156	163
Machine toolings, factory fittings, etc	**2 382**	227	–	- 111	6	- 22	- 59	2 341	2 508
	19 882	1 551	–	- 730	18	- 79	- 540	19 662	20 170
Net book value	**11 012**	- 150	337	- 42	- 18	1	- 254	11 138	12 418

Finance leases included in tangible assets consisted of the following:

Acquisition value	2004	2003	2002
Buildings	**40**	40	67
Land	**–**	–	6
Machinery and supply systems	**2**	8	11
Machine toolings, factory fittings, etc	**57**	54	51
	99	102	135

Accumulated depreciation	2004	2003	2002
Buildings	**35**	37	53
Machinery and supply systems	**1**	3	3
Machine toolings, factory fittings, etc	**44**	31	21
	80	71	77
Net book value	**19**	31	58

Tax value of Swedish real estate	2004	2003	2002
Land	**137**	132	130
Buildings	**529**	536	526
	666	668	656

10 Long-term financial and other assets

	2004	2003	2002
Long-term financial receivables	**134**	134	154
Debt securities	**19**	23	25
Defined benefit assets under RR 29	**48**	24	–
Other long-term receivables	**295**	291	1 164
	496	472	1 343

Other long-term receivables in 2002 included pension assets as defined under previous GAAP of 834.

	2004		
Book value and fair value of long-term financial assets were as follows	Book value	Fair value	Interest rate %
Long-term financial receivables (maturing from 2006 to 2018)	**134**	**124**	**0.0-8.5**
Debt securities	**19**	**19**	**4.4**
	153	**143**	

Long-term financial assets outstanding at December 31, 2004, per currency were as follows	Book value
USD	**23**
SEK	**20**
EUR	**70**
INR	**13**
Other currencies	**27**
	153

Some of the long-term financial receivables were interest free deposits mainly for rent. The rest of the long-term financial receivables have fixed interest rates until maturity.

Debt secturities amounting to 19 have no fixed interest rate and are replaced by new ones as soon as they mature. The interest rate for these debt securities was 4.4% for 2004.

11 Inventories

	2004	2003	2002
Raw materials and supplies	**2 145**	1 761	1 876
Work in process	**1 528**	1 516	1 589
Finished goods	**5 312**	5 152	5 522
	8 985	8 429	8 987

Inventory values are stated net of a provision for net realizable value of 671. The amount charged to expense for net realizable provisions during the year was 78. Reversals of net realizable provisions during the year were 25. The amount of inventory carried at net realizable value was 1 501.

12 Accounts receivable

	2004	2003	2002
Accounts receivable	**6 987**	6 277	6 659
Acceptances receivable	**614**	437	419
	7 601	6 714	7 078
Allowance for doubtful accounts	**- 195**	- 198	- 238
	7 406	6 516	6 840

The change in allowance for doubtful accounts charged against profit amounted to 23 (28 and 42).

13 Other short-term assets

	2004	2003	2002
Other short-term receivables	**827**	851	851
Associated companies	**13**	-	3
Prepaid expenses	**205**	328	261
Accrued income	**241**	68	109
Advances to suppliers	**41**	104	61
	1 327	1 351	1 285

14 Short-term financial assets

	2004	2003	2002
Short-term investments			
- in bonds and other securities	**43**	1 442	438
- in treasury bills and government bonds	**142**	1 260	1 475
- with banks	**985**	740	1 796
- other	**1 501**	1 934	783
Cash and bank accounts	**894**	966	1 038
	3 565	6 342	5 530

Debt securities which represent highly liquid assets and which are bought and held principally for selling them in the near term are valued and reported at market value (see Note 1). For other short-term deposits book value was assumed to represent market value.

Adjustment to market value of short-term financial assets affected Financial income and financial expense by 7 (-9 and 17).

15 Share capital

The share capital at December 31, 2004, consisted of the following shares (par value SEK 12.50 per share)	Number of shares authorized and outstanding	Aggregate par value
A shares	21 372 327	267
B shares	92 465 440	1 156
Opening balance 2004-01-01	113 837 767	1 423
Converted A shares	- 4 414 466	- 55
Converted B shares	4 414 466	55
A shares	16 957 861	212
B shares	96 879 906	1 211
Closing balance 2004-12-31	113 837 767	1 423

An A share has one vote and a B share has one-tenth of one vote. It was decided at AB SKF's Annual General Meeting on April 18, 2002 to insert a share conversion clause in the Articles of Association which allows owners of A shares to convert those to B shares. Since the decision was taken 32 298 471 A shares has been converted to B shares.

16 Provisions for post-employment benefits

Reconciliation of post-employment benefit amounts on balance sheet	Funded pension and other	Unfunded Pension	Unfunded Other	**2004 Total**	2003 Total	2003 January 1
Defined benefit obligation	10 418	1 071	2 032	**13 521**	13 298	13 925
Fair value of plan assets	- 8 782	–	–	**- 8 782**	- 5 636	- 5 749
Unrecognized past service cost	22	1	26	**49**	59	17
Unrecognized actuarial gains/losses (-)	- 108	- 61	- 12	**- 181**	137	–
Asset limitation	–	–	–	–	3	3
Net post-employment benefit liabilities	1 550	1 011	2 046	**4 607**	7 861	8 196
Reflected in the balance sheet as:						
Defined benefit assets	- 48	–	–	**- 48**	- 24	- 24
Provisions for post-employment benefits	1 598	1 011	2 046	**4 655**	7 885	8 220
Net post-employment benefit liabilities	1 550	1 011	2 046	**4 607**	7 861	8 196

Post-employment pension benefits

The Group sponsors defined benefit pension plans in a number of companies, where the employees are eligible for retirement benefits based on pensionable remuneration and length of service. The most significant plans are in the U.S., Germany, the U.K. and Sweden. The Swedish plan supplements a statutory pension where benefits are established by national organizations. Plans in Germany, the UK, and the United States are designed to supplement these countries' social security pensions.

Other post-employment benefits

The majority of other post-employment benefits relate to post-retirement health care plans and retirement and termination indemnities.

The post-retirement health care plans cover most salaried and hourly employees in the United States. These plans provide certain health care and life insuranse benefits for eligible retired employees. The subsidiaries in Italy sponsor termination indemnities, TFR, in accordance with Italian law, which are paid out as a lump sum amount to all employees immediately upon termination, for any reason. The subsidiaries in France sponsor a retirement indemnity plan in accordance with French National Employer/Employee agreements where a lump sum is paid to employees upon retirement.

Geographical distribution of total defined benefit obligations	**2004 Total**	2003 Total
Europe	**8 236**	7 816
Americas	**5 134**	5 358
Rest of the world	**151**	124
	13 521	13 298

Georgraphical distribution of total plan assets	**2004 Total**	2003 Total
Europe	**4 540**	1 382
Americas	**4 151**	4 167
Rest of the world	**91**	87
	8 782	5 636

Specification of total plan assets	**2004 Total**	2003 Total
Government bonds	**2 003**	867
Corporate bonds	**765**	422
Equity instruments	**4 522**	3 859
Real estate	**428**	312
SKF shares	**87**	39
Other, primarily cash	**977**	137
	8 782	5 636

Specification of amounts recognized in the balance sheet	Funded pension and other	Unfunded Pension	Unfunded Other	2004 Total	2003 Total
Net post-employment defined benefit liability at January 1	578	5 125	2 158	**7 861**	8 196
Post employment defined benefit expense	237	98	184	**519**	620
Payments	- 292	- 52	- 181	**- 525**	- 508
Contributions	- 3 111	–	–	**- 3 111**	- 36
Acquired/sold companies	17	16	6	**39**	–
Transfers between funded and unfunded plans	4 113	- 4 113	–	–	–
Other, primarily reclassifications	20	- 2	- 23	**- 5**	- 2
Translation difference	- 12	- 61	- 98	**- 171**	- 409
Net post-employment defined benefit liabilities at December 31	1 550	1 011	2 046	**4 607**	7 861

During 2004 certain pension plans in Sweden and Germany were funded with approximately 3 100.
As from January 1, 2003, the Group adopted the Swedish accounting principle RR 29 "Employee benefits" for the calculation of all post-employment benefits.

A reconciliation of the effect of this change in accounting policy is as follows	
Prepaid and other pension assets at December 31, 2002	- 1 139
Provisions for employee benefits other than pensions at December 31, 2002	969
Pensions and similar provisions at December 31, 2002	6 076
Change in accounting principle – RR 29	2 290
Net post-employment defined benefit liability at January 1, 2003	8 196

Prepaid and other pension assets noted above were included in Long-term financial assets and Intangible assets.
Provisions for employee benefits other than pensions were classified as Other provisions.

Components of total post-employment benefit expense	2004 Total	2003 Total
Defined benefit expense		
Current service cost	**306**	274
Interest cost	**666**	769
Expected return on assets	**- 492**	- 418
Curtailments	**26**	–
Past service cost	**- 3**	- 6
Other	**16**	1
Post-employment defined benefit expense	**519**	620
Post-employment defined contribution expense	**287**	251
Total post-employment benefit expense	**806**	871
Whereof		
Amounts charged to operating income	**516**	444
Amounts charges to financial expense	**290**	427
Total post-employment benefit expense	**806**	871
Actual return on plan assets	**- 699**	- 1 029

Interest cost and the expected return on assets to the extent that it covers that plan's interest cost, is classified as Financial expense. Other expense items as well as any remaining expected return on assets and all defined contribution expense are allocated to the operations based on the employee's function as manufacturing, selling or administrative.

22 (16) of the defined contribution expense relates to premiums to a multi-employer plan in Sweden, Alecta, for which no defined benefit accounting could be made.

"Employee benefits" (RR 29) was applied beginning January 1, 2003, therefore expenses for 2002 were not restated for the new accounting principle. In 2002, the pension, post-retirement medical, and other employee benefit expenses were calculated based on the local rules for each country sponsoring such benefits. A summary of these expenses compared with 2003 and 2004 is as follows:

	2004	2003	2002
Post-employment defined benefit expense	**519**	620	–
of which financial expense	**290**	427	–
Post-employment defined contribution expense	**287**	251	–
Pensions including defined contribution plans	**–**	–	601
of which financial expense	**–**	–	272
Post-retirement medical	**–**	–	125
of which financial expense	**–**	–	104
Provisions for other employee benefits	**–**	–	124
of which financial expense	**–**	–	–
Total	**806**	871	850
of which financial expense	**290**	427	376

Principal weighted-average assumptions	2004	2003
Discount rate		
Europe	**4.9**	5.0
Americas	**6.0**	6.2
Rest of the world	**4.8**	5.3
Expected return on plan assets		
Europe	**5.3**	6.4
Americas	**8.9**	8.9
Rest of the world	**5.6**	5.5
Rate of salary increase		
Europe	**3.0**	2.7
Americas	**4.9**	4.9
Rest of the world	**4.2**	4.2
Medical cost trend rate		
USA	**10.0**	11.5

17 Other provisions

	2004	Provisions for the year	Utilized amounts	Reversal unutilized amounts	Other	Translation effect	2003	2002
Provisions for employee benefits other than pensions	–	–	–	–	–	–	–	958
Restructuring provisions	**359**	116	- 465	- 68	26	- 11	761	516
Environmental provisions	**193**	2	- 15	- 8	–	- 6	220	231
Warranty provisions	**358**	146	- 92	- 116	9	- 15	426	457
Long-term employee benefits	**415**	130	- 57	- 3	- 10	- 2	357	256
Other	**610**	248	- 163	- 53	- 10	- 29	617	853
	1 935	642	- 792	- 248	15	- 63	2 381	3 271

As from January 1, 2003, all provisions for employee benefits other than pensions and a minor provision for long-term employee benefits have been reclassified according to "Employee benefits" (RR 29).

A restructuring activity is defined as a programme which is planned and controlled by management and materially changes either the scope of the business undertaken by a company or the manner in which the business is conducted. Restructuring activities include, among other things, plant closures and relocations as well as significant changes in organizational structure. The restructuring programme expensed 2003, primarily relating to agreed reductions of employees, is running according to plan and will be finalized during 2005.

Environmental and warranty provisions cover obligations not settled at year-end. Long-term employee benefits include primarily jubilee bonuses and part-time retirement programmes which are provided to employees in certain countries, and are expected to be settled before employment ends. Other provisions include primarily litigation, insurance, anti-dumping duties and negative goodwill.

18 Long-term loans

	2004		2003		2002	
Long-term loans at the end of the year	**Book value**	Fair value	Book value	Fair value	Book value	Fair value
Bonds and debentures (maturing 2007)	**786**	**886**	1 167	1 347	1 646	1 666
Bank loans (maturing 2014)	**2**	**2**	4	4	43	40
Other loans (maturing from 2006 to 2013)	**116**	**111**	75	71	88	83
	904	**999**	1 246	1 422	1 777	1 789

The short-term portion of long-term loans is included in short-term loans (see Note 21).

For all loans, fair values have been assessed by discounting future cash flows at market interest rate for each maturity.

The terms of certain loan agreements in the subsidiaries contain various restrictions, relating principally to the further pledging of assets, additional borrowing and payment of intercompany dividends. Of the long-term loans, 24 (31 and 82) were secured at December 31.

At December 31, 2004, the Group had unutilized long-term lines of credit of 3 422 expiring in 2009. Commitment fees of 0.1% are required on these lines of credit.

Maturities of long-term loans outstanding at December 31	**2004**	2003	2002
2006	**23**	11	281
2007	**801**	9	10
2008	**14**	1 171	13
2009	**16**	5	1 417
2010	**13**	4	5
2011 and thereafter	**37**	46	51
	904	1 246	1 777

Long-term loans outstanding at December 31 per currency	2004 Amount	2004 Interest rate %	2003 Amount	2002 Amount
USD	**803**	**7.1-7.6**	1 189	1 441
SEK	**32**	**1.3-3.0**	35	235
EUR	**63**	**0.0-8.5**	13	13
INR	**-**	**-**	-	67
IDR	**4**	**6.0**	6	10
Other currencies	**2**	**4.3-4.9**	3	11
	904		1 246	1 777

For all loans interest rates are fixed until maturity.

19 Other long-term liabilities

	2004	2003	2002
Long-term portion of finance leases (see Note 20)	**8**	15	23
Other	**48**	97	42
	56	112	65

20 Leases

Future minimum rental commitments at December 31, 2004, for finance leases and non-cancellable (within one year) operating	Finance leases	Operating leases
2005	8	209
2006	5	173
2007	2	140
2008	1	91
2009	1	73
2010 and thereafter	0	346
Less: Interest and executory costs	-1	
Present value of minimum lease payments under finance leases	16	
Less: Current portion	-8	
Long-term portion (see Note 19)	8	

Net rental expense related to operating leases was 216 (187 and 209). Contingent rentals and sub-lease revenues were not significant in any of the years presented.

21 Short-term loans

	2004	2003	2002
Bank loans	**139**	85	127
Other short-term loans	**45**	50	62
	184	135	189
Short-term portion of long-term loans	**28**	237	443
	212	372	632

The maximum of the monthly short-term loans outstanding, excluding the short-term portion of long-term loans, was 184 (314 and 490). The average of monthly short-term loans outstanding during the year was 140 (177 and 377). The weighted average interest rate was 3.2% (3.4% and 4.4%). Average amounts outstanding and weighted average interest rates have been computed based on the amounts outstanding at the end of each month. The interest rate at December 31, 2004, was 3%.

The book value of short-term loans has been assumed to approximate fair value.

22 Accounts payable

	2004	2003	2002
Accounts payable	**3 554**	2 881	3 305
Acceptances payable	**344**	302	293
	3 898	3 183	3 598

23 Other short-term liabilities

	2004	2003	2002
Other short-term liabilities	**1 075**	935	862
Accrued expenses and deferred income	**3 464**	3 187	3 291
	4 539	4 122	4 153

Accrued expenses and deferred income included accrued vacation pay of 641 (595 and 620). Accrued social charges (including payroll taxes) of 489 (460 and 421) were also included.

24 Assets pledged

Assets that have been pledged to secure loans and other obligations	2004	2003	2002
Mortgages on real estate	**40**	88	141
Chattel mortgages	**78**	90	70
	118	178	211

Mortgages are stated at the nominal value of the mortgage deeds and other pledged assets are stated at net book value. The pledged assets secured loans and other obligations of 39 (76 and 120) at December 31.

25 Contingent liabilities

	2004	2003	2002
Discounted bills	**-**	2	2
Other guarantees and contingent liabilities	**149**	84	62
	149	86	64

26 Specification of salaries, wages, other remunerations and social charges

	2004		2003		2002	
	Salaries, wages and other remunerations	**Social charges [1] (whereof pension cost)**	Salaries, wages and other remunerations	Social charges [1] (whereof pension cost)	Salaries, wages and other remunerations	Social charges (whereof pension cost)
Parent Company in Sweden	**127**	**78 (47) [2]**	107	135 (55) [2]	101	74 (52)
Subsidiaries in Sweden	**1 505**	**796 (129)**	1 429	838 (153)	1 366	702 (208)
Subsidiaries abroad	**9 208**	**2 675 (426)**	9 308	2 795 (479)	9 321	2 757 (341)
	10 840	**3 549 (602)**	10 844	3 768 (687)	10 788	3 533 (601)

[1] *Included in social charges were restructuring expenses related to agreed reduction of employees. The corresponding provision was included in Restructing provisions (see Note 17).*
[2] *Pension cost for the Parent Company amounts to 47 (55) according to "Employee Benefits" (RR 29), but 46 (53) according to local rules (see Note 8 to the Parent Company).*

Specification of salaries, wages and remunerations	2004 **Board and President (whereof varible salary, etc)**	2004 **Other employees**	2003 Board and President (whereof varible salary, etc)	2003 Other employees	2002 Board and President (whereof varible salary, etc)	2002 Other employees
Parent Company in Sweden	**13 (4)**	**114**	16 (2)	91	19 (6)	82
Total Parent Company in Sweden		**127**		107		101
Subsidiaries in Sweden	**16 (1)**	**1 489**	20 (2)	1 409	19 (2)	1 347
Total subsidiaries in Sweden		**1 505**		1 429		1 366
Subsidiaries abroad	**101 (8)**	**9 107**	102 (12)	9 206	100 (9)	9 221
Total subsidiaries abroad		**9 208**		9 308		9 321
Group	**130 (13)**	**10 710**	138 (16)	10 706	138 (17)	10 650
Total Group		**10 840**		10 844		10 788

Geographic specification of salaries, wages and remunerations in subsidiaries abroad [3]	2004 **Board and President (whereof varible salary, etc)**	2004 **Other employees**	2003 Board and President (whereof varible salary, etc)	2003 Other employees	2002 Board and President (whereof varible salary, etc)	2002 Other employees
France	**7**	**1 288**	8	1 236	11	1 162
Germany	**19 (1)**	**2 548**	16 (2)	2 602	13 (2)	2 367
Italy	**10 (2)**	**1 280**	9	1 239	10 (1)	1 311
Other Western Europe excluding Sweden	**19**	**1 391**	20 (1)	1 355	21 (1)	1 314
Central and Eastern Europe	**6**	**153**	4	122	5	117
USA	**4**	**1 601**	5 (1)	1 875	4 (1)	2 176
Canada	**–**	**68**	–	68	–	59
Latin America	**6**	**173**	12 (4)	164	9 (1)	193
Asia	**25 (3)**	**521**	23 (4)	471	24 (3)	451
Middle East and Africa	**5**	**84**	5	74	3	71
	101	**9 107**	102	9 206	100	9 221
Total subsidiaries abroad		**9 208**		9 308		9 321

[3] *A complete list of geograhic specification of salaries, wages and remunerations abroad by country is available at the Parent Company.*

Salaries and other Remunerations for SKF Board of Directors, Chief Executive Officer and Group Management

Principles in year 2004

The Chairman of the Board and the Board members are remunerated in accordance with the decision taken at the Annual General Meeting. No remuneration is paid to the employee representatives.

To enhance shareholder value, the remuneration to the Chief Executive Officer and Group Management in 2004 consisted of fixed annual salary, variable salary, other benefits and retirement benefits. The magnitude of the remuneration was in proportion to the manager's responsibility and authority. The right to variable salary was limited to a certain percentage of the fixed salary.

Board of Directors

At the Annual General Meeting held in 2004 it was decided that the Board shall be entitled to a fixed allotment of SEK 2 350 000 to be divided among the Board members according to the decision of the Board. It was further decided that an allotment corresponding to the value of 800 SKF B shares be received by the Chairman, and an allotment corresponding to the value of 300 SKF B shares be received by each of the other Board members elected by the Annual General Meeting and not employed by the company. When deciding upon the amount of the allotment, the value of an SKF B share shall be determined at the average latest payment rate according to the quotations on the Stockholm Stock Exchange during the five trading days after publication of the company's press release for the financial year 2004. Finally it was decided that an allotment of SEK 150 000 for committee work shall be divided according to the decision of the Board among the Board members that are part of a committee established by the Board.

At the Statutory Board Meeting in 2004 it was decided that the fixed allotment should be divided as follows: SEK 700 000 should be distributed to the Chairman of the Board and SEK 275 000 to each of the other Board members elected by the Annual General Meeting and not employed by the company. It was further decided that an allotment of SEK 37 500 for committee work be received by each of the Chairman, Clas Åke Hedström, Ulla Litzén and Philip Green.

Chief Executive Officer

Tom Johnstone, Chief Executive Officer and President of AB SKF received from the company in year 2004 as salary and other remunerations a total of SEK 6 050 128, of which SEK 867 794 was variable salary for 2003 performance. Tom Johnstone's fixed annual salary 2005 will amount to SEK 5 750 000. The variable salary for 2003 paid out in 2004 could amount to a maximum of 60% of the fixed annual salary for year 2003 and was based on the financial performance of the SKF Group established according to the SKF management model which is a simplified economic value-added model called Total Value Added; TVA (see Board of Directors' report for description). Tom Johnstone's retirement age is 60 years. Tom Johnstone is entitled to a lifelong benefit-based pension amounting to 37% of SEK 2 932 042 corresponding to SEK 1 084 856 per year. The amount SEK 2 932 042 shall be adjusted in accordance with the Income Base amount (defined in accordance with Chapter 1 § 6 of the law (1998:674) on income based retirement pension). The benefit-based pension is gradually earned according to the principles generally applied within the company. The pension is thereafter not conditioned upon future employment. In addition thereto AB SKF shall pay a yearly premium corresponding to 30% of the difference between Tom Johnstone's fixed annual salary and the amount on which Tom Johnstone's benefit-based pension is calculated as described above. This part of Tom Johnstone's pension benefit is fee based and vested. The cost for Tom Johnstone's pension benefits was recorded in the amount of SEK 2 484 613. The 2004 remuneration to the Chief Executive Officer did not include any stock option entitlements. Tom Johnstone holds from earlier allocations according to the AB SKF Stock Option Programme described below stock options allowing him to acquire 25 483 existing SKF B shares. In the event of termination at the request of AB SKF, Tom Johnstone will receive severance payments amounting to maximum two years' salary.

Group Management

SKF's Group Management (exclusive of the Chief Executive Officer), at the end of the year 15 people, received in 2004 remuneration and other benefits amounting to a total of SEK 48 116 766, of which SEK 37 376 174 was fixed annual salary and SEK 6 695 808 was variable salary for 2003 performance (in relation to managers that have joined or left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management). The variable salary parts could amount to a maximum percentage of the fixed annual salary and are determined primarily based on the financial performance of the SKF Group established according to the SKF management model called TVA (see Board of Directors' report for description). In year 2004 the remuneration to Group Management did not include any stock option entitlements. Group Management holds from earlier allocations according to the AB SKF Stock Option Programme stock options allowing them to acquire 164 691 existing SKF B shares. In the event of termination of employment at the request of AB SKF of a person in Group Management, that person will receive a severance payment amounting to a maximum of two years' salary.

The SKF Group's Swedish defined-benefit pension plan for senior managers has a normal retirement age of 62 years. The Chief Executive Officer is not covered by this pension plan. The plan entitles the senior managers covered to receive an additional pension over and above the ordinary ITP-plan. This additional pension amounts to a yearly compensation of up to 32.5% of the pensionable salary above 20 basic amounts, provided the senior manager has been employed by the SKF Group for at least 30 years. The pension benefit is thereafter not conditioned upon future employment.

During 2003 the Board decided to introduce a premium based Swedish supplementary pension plan for senior managers of the Swedish companies within the SKF Group. The normal retirement age is 62 years. The Chief Executive Officer is not covered by this pension plan. The plan covers, at the end of 2004, five senior managers and entitles them to an additional pension over and above the pension covered by the ITP-plan. The senior managers in question are not covered by the defined-benefit pension plan described in the previous paragraph. The SKF Group pays for the senior managers covered by the premium based plan contributions based on each individual's pensionable salary (i.e. the fixed monthly salary excluding holiday pay, converted to yearly salary) exceeding 30 Income Base amounts. This pension is fee-based and vested.

For additional pension benefits to SKF's Group Management, over and above the pensions covered by the ITP-plan and other ordinary pension plans applied in relation to certain member's not resident in Sweden, a provision was recorded in the amount of MSEK 58 as at December 31, 2004. The cost for these pension benefits in year 2004 amounted to MSEK 23.

Remunerations and other benefits received 2004

All amounts in SEK	Fixed salary/ fixed board remuneration	Variable salary	Board remuneration based on value of SKF B share[1]	Remuneration for committee work	Other benefits	Pension benefits – cost
Chairman of the Board	700 000	–	223 360	37 500	–	–
CEO/President	5 000 000	867 794	–	–	182 334	2 484 613
Group Management	37 376 174 [2]	6 695 808	–	–	4 044 784	23 214 609
Total	43 076 174	7 563 602	223 360	37 500	4 227 118	25 699 222

[1] The remuneration was decided in year 2003, but paid in year 2004. The value of the SKF B share has been determined to SEK 279.20 based on the average latest payment rate according to the quotations on the Stockholm Stock Exchanges during the five trading days after publication of the company's press release for the financial year 2003.

[2] For managers that have joined of left Group Management during the year, the fixed salary amounts are stated prorated to the period that each individual has been a member of Group Management.

AB SKF Stock Option Programme

Allocations

The Stock Option Programme started in year 2000 and allocations were made from 2001 until 2003. In year 2004 the remuneration to the SKF Group managers did not include any allocations of stock options. Furthermore there was no possibility for SKF Group managers to receive stock options in relation to year 2004 performance. The decisions relating to the Stock Option Programme were taken by the Board of Directors of AB SKF and were prepared by the Remuneration Committee, established by the Board of Directors of AB SKF.

The allocation of options under the Stock Option Programme was based on financial performance defined as the Group's management model TVA (see Board of Directors' report for description) and varied from year to year depending on if the financial targets were totally or partly reached. The options under the Stock Option Programme are not assignable or transferable and are linked to employment with the SKF Group. The options are exercisable during a period of six years starting two years from the date of grant provided the option holder is still employed with the SKF Group.

Costs for the Stock Option Programme

The costs for the options allocated in year 2001, 2002 and 2003 under the Stock Option Programme, i.e. the difference in exercise price and share price at exercise date, are recognized in the income statement of the Group when the stock options are exercised. A provision amounting to MSEK 14 (12 and 4) has been recorded for social charges payable by the employer when stock options are exercised and the expense recognized in 2004 amounted to MSEK 3. The social charges have been calculated for all outstanding options at December 31, 2004, based on the difference between exercise price and the price of the SKF B share, SEK 296 at December 31, 2004. The costs recognized for administration and consultancy fees were MSEK 3 (4) in 2004.

In February 2003, the stock options granted in year 2001 became exercisable. In year 2004, stock options representing 76 125 existing SKF B shares attributable to that grant were exercised. The exercise cost for the Group, excluding social charges, amounted to MSEK 8 in 2004. A positive effect of MSEK 9 from termination of share swap agreements hedging the Stock Option Programme neutralized this cost.

In February 2004, the stock options granted in year 2002 became exercisable. In year 2004, stock options representing 33 718 existing SKF B shares attributable to that grant were exercised. The exercise cost for the Group, excluding social charges, amounted to MSEK 1 in 2004. A positive effect of MSEK 1 from termination of share swap agreements hedging the Stock Option Programme neutralized this cost.

At the end of 2004, exercisable stock options granted in year 2001 and 2002 entitling the holders to acquire 702 093 existing SKF B shares had not yet been utilized. Based on the share price for the SKF B share at December 31, 2004, SEK 296, and the exercise price for the underlying shares, SEK 174 and SEK 246 respectively, the unrealized cost for the SKF Group, excluding social charges could be estimated to MSEK 48. The cost was not recognized in the income statement of the Group. The future actual cost of SKF will, however, be determined by the price of the SKF B share at exercise date.

Based on the share price, SEK 296, of the SKF B share at December 31, 2004, the SKF Group's unrealized cost, excluding social charges, for the stock options allocated in 2003 could be estimated to MSEK 49. The cost was not recognized in the income statement of the Group. The aforementioned stock options will become exercisable in February 2005, and the future actual cost will be determined by the price of the SKF B share at exercise date.

To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when the stock options allocated under the Stock Option Programme become exercisable, share swap arrangements have been made with financial institutions. These hedging arrangements are described in detail in Note 28. In 2004, the hedging arrangements resulted in an income of MSEK 4 (1 and -2), which was reflected in the income statement. Based on the present interest level and a dividend of SEK 12 for the SKF B share, no costs are expected to arise for the hedging arrangements in 2005.

The share swap agreements held an unrealized gain on December 31, 2004 amounting to MSEK 87 based on the price of SEK 296 for the SKF B share. The gain was not recognized in the income statement of the Group. The future actual outcome of the hedging will be determined by the price of the SKF B share at the date of the termination of the swap agreements.

Taken together, the unrealized costs, MSEK 97, for the outstanding stock options at December 31, 2004 calculated as described above were largely neutralized by the unrealized gain, MSEK 87, at December 31, 2004 in the share swaps hedging the Stock Option Programme.

In February 2004, the IASB published IFRS 2, Share-based Payments. According to the standard, fair value at grant date for stock options shall be recognized in the financial statements. For equity-settled share-based payments the fair value is recognized as an increase in equity and expensed during the vesting period. The standard applies to stock options granted after November 7, 2002, which are not yet vested on January 1, 2005 and is thus applicable to the stock options granted in 2003. The fair value of these options was at grant date SEK 37 for each underlying share determined by Black & Scholes valuation model. An application of IFRS 2 in 2003 and 2004 would have represented a cost of MSEK 14 and 14, respectively, for the SKF Group.

Under IFRS 2, the service agreement between AB SKF and the financial institutions buying SKF B shares in the market upon exercise is regarded as an executory contract until vesting of the options when it becomes a financial liability derivative under IAS 32. SKF's obligation to compensate the financial institutions in cash for the difference in exercise price and market price of the SKF B share will fluctuate depending on the change in the price of the SKF B share. Under IFRS 1, with reference to the relief for comparative information in accordance with IAS 32 and IAS 39, a transition amount of MSEK 48 will be recognized in equity on January 1, 2005, representing SKF's obligation for all options vested and not exercised at that date. Subsequently in 2005, the financial liability derivative will be measured at fair value with changes recognized in the income statement as financial expense. In February 2005, the stock options granted in 2003 will vest thus increasing SKF's obligation under the service contract. Based on the price of the SKF B share on December 31, 2004, SEK 296, the increase is expected to be MSEK 49. The amount will be recognized as a financial expense.

Under IFRS 1, with reference to the relief for comparative information in accordance with IAS 32 and IAS 39, a transition amount of MSEK 87 representing the fair value of the share swaps hedging the stock option programme will be recognized in equity on January 1, 2005. The hedge will not meet the criteria for hedge accounting under IAS 39. Subsequently in 2005, the share swaps will be measured at fair value with changes in fair value recognized in the income statement as financial income. When stock options are exercised, the initial amounts recognized in equity at transition date will be recycled to profit and loss as financial income, in accordance with the transition rules in IFRS 1 for cash flow hedges under previous GAAP that are still in place at the transition date but will not qualify as cash flow hedges under IAS 39.

Specification of the AB SKF's Stock Option Programme

Year of Allocation	No. of options[1] allocated	No. of people	Exercise price SEK	Theoretical value at allocation SEK	Exercise period	Outstanding options[1] January 1, 2004	Forfeited Total (of which in 2004)	Exercised in 2004	Average price SEK	Outstanding options[1] December 31, 2004	SKF B share Closing price December 31, 2004
2001	402 000	183	174	42	2003-2007	265 086	22 000 (8 000)	76 125	282 [2]	180 961	296
2002	589 950	271	246	46	2004-2008	566 232	35 100 (11 382)	33 718	282 [2]	521 132	296
2003	811 000	330	233	37	2005-2009	795 000	40 000 (24 000)	0	0	771 000	296

[1] Options mean the number of existing SKF B shares that the stock options entitle the holders to acquire.

[2] The price of the SKF B share ranged between SEK 254 and 298 at exercise dates.

AB SKF Remuneration Committee

The Board of Directors of AB SKF established in year 2000 a Remuneration Committee consisting of the Chairman of the Board Anders Scharp and the Board members Sören Gyll and Vito H Baumgartner. The Remuneration Committee prepares matters related to the principles for remuneration, including incentive Programme and pension benefits, of Group Management. All decisions related to such principles are thereafter decided by the Board of Directors. Questions related to the Chief Executive Officer's employment conditions, remuneration and other benefits are prepared by the Remuneration Committee and are decided upon by the Board of Directors.

The Remuneration Committee held four meetings in year 2004.

Fees to the Auditors

At the General Meeting of Shareholders in 2001 Arthur Andersen AB was elected as auditor for AB SKF until the General Meeting of Shareholders in 2005. As of June 1, 2002, Arthur Andersen AB and Arthur Andersen KB completed an asset purchase transaction with Deloitte & Touche ATR AB, whereby certain partners and employees joined the latter firm. As a consequence of this, Deloitte & Touche undertook to perform the audit on behalf of Arthur Andersen AB according to a special arrangement. In addition, firms within Deloitte & Touche's global organization were elected as auditors in almost all foreign subsidiaries.

Fees to Group statutory auditors were split as follows	**2004**	2003	2002
Audit fees	**24**	24	22
Audit related fees	**5**	5	5
Tax fees	**2**	3	2
Other fees to auditors	**8**	6	3
	39	38	32
The Parent Company's share			
Audit fees	**1**	1	0
Audit related fees	**3**	4	2
Tax fees	**1**	1	0
Other fees to auditors	**0**	0	1
	5	6	3

27 Average number of employees

	2004		2003		2002	
	Number of employees	**Whereof men**	Number of employees	Whereof men	Number of employees	Whereof men
Parent Company in Sweden	**136**	**60%**	134	58%	120	59%
Subsidiaries in Sweden	**4 550**	**82%**	4 539	82%	4 494	82%
Subsidiaries abroad	**33 816**	**79%**	32 959	80%	33 995	80%
	38 502	**79%**	37 632	80%	38 609	80%
Geographic specification of average number of employees in subsidiaries abroad [1]						
France	**3 678**	**83%**	3 813	79%	3 865	83%
Italy	**4 573**	**81%**	4 614	82%	4 748	82%
Germany	**5 985**	**88%**	5 430	89%	5 466	89%
Other Western Europe excluding Sweden	**3 336**	**83%**	3 334	83%	3 686	85%
Central/Eastern Europe	**3 220**	**53%**	3 201	61%	3 625	58%
USA	**4 708**	**71%**	4 725	71%	4 916	71%
Canada	**188**	**75%**	190	76%	178	75%
Latin America	**1 833**	**85%**	1 642	85%	1 567	85%
Asia	**5 658**	**83%**	5 342	84%	5 247	83%
Middle East and Africa	**637**	**78%**	668	74%	697	77%
	33 816	**79%**	32 959	80%	33 995	80%

1) A complete list of geograhic specification of average number of employees by country is available at the Parent Company.

28 Risk management and hedging activities

The SKF Group's operations are exposed to various types of financial risks. The Group's financial policy includes guidelines and definitions of currency, interest rate, credit and liquidity risks and establishes responsibility and authority for the management of these risks. The policy states that the objective is to eliminate or minimize risk and to contribute to a better return through the active management of risks. The management of the risks and the responsibility for all treasury operations are largely centralized in SKF Treasury Centre, the Group's internal bank.

The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Financial derivative instruments are used primarily to hedge the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses financial derivative instruments for trading purposes, limited according to Group policy.

The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003. The Stock Option Programme (see Note 26) has been partially hedged by share swap arrangements.

During 2004, forward exchange contracts and currency options were the derivative financial instruments used by the Group to hedge foreign currency rate exposure, including the hedging of firm commitments, anticipated transactions and internal bank activities. Share swaps were used to hedge the Stock Option Programme. Interest rate swaps and forward rate agreements were used for trading purposes only in 2004. The accounting policies for the financial derivative instruments are described in Note 1.

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments as of December 31:

Type of instruments	2004	2003	2002
Forward exchange contracts	**18 866**	14 154	12 588
Currency options	**2 468**	2 304	1 499
Interest rate swaps	**918**	3 097	2 911
Share swaps	**337**	362	246
	22 589	19 917	17 244

The table below summarizes the gross contractual amounts of the Group's derivative financial instruments by purpose:

Purpose	2004	2003	2002
Hedging of			
- firm commitments	**4 108**	3 674	4 785
- anticipated transactions	**2 871**	4 733	2 078
- other internal bank activities	**9 563**	7 824	5 838
Trading	**5 710**	427	1 587
Interest rate management	**-**	2 897	2 712
Share swaps	**337**	362	244
	22 589	19 917	17 244

The table below summarizes the book and fair value of the Group's financial derivative instruments as of December 31:

	2004		2003		2002	
Type of instruments	Book value	Fair value	Book value	Fair value	Book value	Fair value
Forward exchange contracts	**- 5**	**57**	118	139	56	69
Currency options	**1**	**32**	2	2	1	1
Interest rate swaps	**0**	**0**	- 54	- 53	4	14
Share swaps	**-**	**87**	-	81	-	34
	- 4	**176**	66	169	61	118

Market quotes were obtained for all financial derivative instruments. All forward contracts and currency options used to hedge the Group's exposure to fluctuations in foreign currency as well as trading contracts will mature in 2005. The share swaps used to partially hedge the SKF Stock Option Programme will expire in 2007, 2008 and 2009.

Foreign currency exchange rate management

The Group is exposed to changes in exchange rates in the future flows of payments related to firm commitments and forecasted transactions and to loans and investments in foreign currency, i.e. transaction exposure. The Group's accounts are also affected by the effect of translating the results and net assets of foreign subsidiaries to SEK, i.e. translation exposure.

A sensitivity analysis based on year-end figures and on the assumption that everything else is equal shows that a weakening of 10% of the SEK against the USD or against the EUR has an effect from net currency flows on profit before taxes of approximately 330 and 120, respectively, excluding any effects from hedging transactions.

Transaction exposure

Transaction exposure is defined as the Group's exposure to fluctuations in exchange rates in the future flows of payments. Transaction exposure mainly arises when manufacturing SKF companies sell their products to SKF companies situated in other countries to be sold to end-customers on that local market. Sales to end-customers are normally made in local currency. The Group's principal commercial flows of foreign currencies pertain to exports from Europe to North America and Asia and to flows of currencies within Europe.

Currency rates and payment conditions to be applied for the internal trade between SKF companies are set by SKF Treasury Centre. Internal invoicing during a quarter is made at fixed forward rates based on external market rates. Currency exposure and risk is primarily and to a large extent reduced by netting internal transactions. In some countries transaction exposure may arise from sales to external customers in a currency different from local currency. These transaction exposures are normally handled by SKF Treasury Centre.

The currency flows between SKF companies managed by SKF Treasury Centre in 2004 were through netting reduced from 40 900 to 5 900. This amount represented the Group's main transaction exposure in 2004.

Net currency flows in 2004

Currency	Flows, MSEK	Average rate
USD	3 300	7.65
EUR	1 200	9.11
CAD	370	5.60
Other[1]	1 450	
SEK	- 6 320	

[1] *Other is a sum comprising some 10 different currencies.*

The Group's policy has been to hedge the net currency flows for three to six months on average. This is the length of time normally deemed to be required to reflect new conditions. All derivative contracts outstanding at year-end 2004 will mature in 2005, the majority during the first quarter.

As from January 1, 2005, when IFRS rules are implemented by the Group, hedge accounting as defined by IAS 39 will be limited to a few of the major transactional currency exposures.

Group policy states that financial assets and liabilities should be invested or raised internally within the Group. All currency risk exposure related to the internal bank activities was hedged by forward contracts.

The following tables summarize information on financial derivative instruments and transactions that are sensitive to fluctuations in foreign currency exchange rates, including forward exchange contacts, currency options, firmly committed sales transactions and anticipated sales transactions, internal bank activities as well as trading activities.

Forward Exchange Contracts

	Nominal value Contract amount Gross	Net exposure long/short(-) currency position	Average price	Fair value [1] long/short(-)
Hedging of firm commitments				
EUR	1 724	701	8.92	706
USD	1 441	- 592	7.04	- 538
SGD	168	- 56	4.10	- 55
GBP	117	70	13.78	63
BRL	113	- 113	2.47	- 118
Other	545	- 418	–	- 416
	4 108	**- 408**		**- 358**
Hedging of internal bank activities [2]				
EUR	5 511	2 002	9.00	2 004
USD	1 965	98	6.74	100
GBP	1 398	708	12.72	690
CAD	106	- 106	5.45	- 106
JPY	99	- 99	0.06	- 99
Other	484	6	–	9
	9 563	**2 609**		**2 598**
Hedging of anticipated transactions				
CAD	92	- 96	5.65	- 92
USD	701	- 712	6.70	- 701
Other	98	0	–	0
	891	**- 808**		**- 793**
Trading				
EUR	3 706	- 370	9.00	- 369
NOK	261	0		0
USD	124	12	6.60	14
Other	213	- 45	–	- 45
	4 304	**- 403**		**- 400**
Total MSEK	**18 866**	**990**		**1 047**

[1] *Fair value in this tabular presentation represents settlement value at December 31, 2004.*
Fair value of currency forward contracts is specified per currency and therefore gain in one currency may be offset by loss in another currency.

[2] *Internal bank activities include transactions related to currency management for funding of operations within the Group.*

Currency Options

			Contract amount	Contract Price	Strike Price	Fair value Gain/Loss (-)
Hedging of anticipated transactions						
	Written options					
		Call USD/Put SEK	USD	495	7.0000	
			SEK	495		
				990		**0**
	Purchased options					
		Put USD/ Call SEK	USD	495	7.7000	
			SEK	495		
				990		**31**
Trading						
	Purchased options					
		Put USD/Call EUR	USD	132	1.0000	
			EUR	180		
				312		**1**
		Put/Call Various currencies		90		
				86		
				176		**0**
Total MSEK				**2 468**		32

Translation exposure
Translation exposure is defined as the Group's exposure to currency risk arising when translating the results and net assets of foreign subsidiaries to Swedish kronor.

In accordance with Group policy, these translation effects on the Group's accounts are not hedged.

Interest rate risk management
Interest rate exposure is defined as the Group's exposure to the effects of future changes in the prevailing level of interest rates.

Liquidity and borrowing is concentrated to SKF Treasury Centre. By matching investments made by subsidiaries with borrowings of other subsidiaries, the interest rate exposure of the Group can be reduced.

The SKF Group policy states that the average interest period for investments must not exceed 12 months. For loans, the average interest period must not exceed 36 months. As of December 31, 2004, the average interest period of the Group's investments was 2 months and for loans 27 months. Interest rate swaps were only used for trading purposes in 2004.

As of December 31, the Group had net short-term financial assets (short-term financial assets less total loans) of 2 449 (4 724 and 3 121). A change of one percentage point in interest rates influences profit before taxes by approximately MSEK 25.

The tables below summarize as of December 31, 2004 the interest rate swaps and forward rate agreements of the Group. These derivatives were used for trading purposes. Notional amounts, weighted interest rates by contractual maturity dates and future cash flow are presented.

Interest rate swaps and forward rate agreements – trading

	Contract amount	Average fixed interest rate	Average floating interest rate	Maturity
Interest rate swaps				
MSEK	260	3.13	2.19	2006
Forward rate agreements				
MSEK	100	4.50	0.00	2009-2010
MEUR 11	99	3.70	0.00	2009-2010
Total MSEK	**459**			

Cash flow of interest rate swaps and forward rate agreements – interest received/paid (-)

	Contract amount gross	2005	2006	2007	2008	2009	2010	Total
Total at Fixed Rates	459	8	8	–	–	1	1	18
Total at Floating Rates	459	- 6	- 6	–	–	0	0	- 12
Total MSEK	918	2	2	–	–	1	1	6

Trading

SKF Treasury Centre uses derivative financial instruments for trading purposes, limited according to Group policy.

Risk management – Stock Option Programme

In 2000, a Stock Option Programme on SKF B shares already issued was introduced.

The purpose of the SKF Stock Option Programme and the allocation model on which the grant of options is based are described in detail in Note 26.

To reduce the cost for the Group that an increase in the market price of the SKF B share could result in when stock options allocated under the Stock Option Programme become exercisable, share swap arrangements have been made with financial institutions. However, these hedging arrangements could increase the cost for the Group in case the market price of the SKF B share declines.

The purpose of the hedging is to balance risks and to minimize costs for the Group caused by an increase as well as a decrease in the price of the SKF B share. Moreover, the hedges should be cost effective for the Group. With these objectives in view, the hedging portfolio has been limited to less than 100% of the allocations made under the Stock Option Programme.

At the end of 2004, the hedging covered 59% of the allocations made under the Stock Option Programme 2001-2003. As a consequence of the hedging, a fluctuation in the share price between SEK 200 and 280 will have no negative impact on the result of the Group. A fall in the price of the SKF B share by SEK 50 below the lower of the price levels, SEK 200, would affect the result negatively by MSEK 38. A rise in the price of the SKF B share by SEK 50 above the higher of the price levels, SEK 280, would have a negative impact on the result amounting to MSEK 31.

As at December 31, 2004, the number of SKF B shares constituting the notional amount agreed upon under the swap agreements and the basis for the swap calculations was 863 000. Under the swap agreements, the SKF Group will receive from the banks an amount equivalent to the dividend per share times the number of SKF B shares under the swap agreement and the SKF Group will quarterly pay to the bank an amount equivalent to STIBOR plus a spread over the notional amount of the swap agreement.

The floating STIBOR rates ranged between 2.97% and 2.20% in 2004. The maturity dates of the agreements are 2007, 2008 and 2009 but the SKF Group has the option to close the agreements partly or fully every quarter provided that notice has been given 30 days in advance. The Board of AB SKF has proposed to the Annual General Meeting that a dividend of SEK 12 per share be paid to the shareholders.

In the table below the amounts to be received/paid by expected (contractual) maturity days are presented. The cash flow calculation is based on unchanged notional amount to maturity, 863 000, unchanged floating STIBOR rate, 2.17% and a dividend of SEK 12.

	Nominal value Contract amount gross	2005	2006	2007	2008	Total
Share swaps						
Total, amount to receive	168.5	10	10	6	4	30
Total, amount to pay	168.5	- 5	- 5	- 3	- 2	- 15
Total MSEK	337	5	5	3	2	15

Liquidity risk management

Liquidity risk, also referred to as funding risk, is defined as the risk that the Group will encounter difficulties in raising funds to meet commitments.

Group policy states that in addition to current loan financing, the Group should have a payment capacity in form of available liquidity and/or long-term committed credit facilities not falling below MEUR 300. In addition to own liquidity the Group had committed credit facilities of MEUR 300 syndicated by 11 banks at December 31, 2004. These facilities, which are unutilized, will expire in 2009. Available liquidity as per December 31 amounted to 3 565 (6 342 and 5 530).

A good rating is important in the management of liquidity risks. The long-term rating of the Group by Standard & Poor and Moody's Investor Service is A- and A3, respectively, both with a stable outlook.

Credit risk management

Credit risk is defined as the Group's exposure to losses in the event that one party to a financial instrument fails to discharge an obligation. The Group deals only with well-established international financial institutions. The Group does not obtain collateral or other security to support financial derivative instruments subject to credit risk.

The Group's policy states that only well established financial institutions are approved as counterparties. The major part of these financial institutions have signed an ISDA-agreement (International Swaps and Derivatives Association, Inc.). Transactions are made within fixed limits and exposure per counterparty is continuosly monitored.

For financial derivative instruments and investments, the Group's credit risk exposure related to the two counterparties with the largest concentration of risks was 600 and 400, respectively, at December 31, 2004.

The Group's concentration of operational credit risk is limited primarily because of its many geographically and industrially diverse customers.

Trade receivables are subject to credit limit control and approval procedures in all subsidiaries.

29 Men and women in Management and Board

	2004		2003		2002	
	Number of persons	**Whereof men**	Number of persons	Whereof men	Number of persons	Whereof men
Board of Directors of the Parent Company	**10**	**80%**	10	90%	10	90%
Group Management	**16**	**88%**	15	93%	13	92%
Management	**204**	**93%**	205	93%	205	93%
	230	**92%**	230	93%	228	93%

	2004		2003		2002	
The Parent Company's Share	**Number of persons**	**Whereof men**	Number of persons	Whereof men	Number of persons	Whereof men
Board of Directors of the Parent Company	**10**	**80%**	10	90%	10	90%
Group Management	**10**	**80%**	8	88%	8	88%
Management	**19**	**68%**	21	62%	21	67%
	39	**74%**	39	74%	39	77%

The information reflects the situation at December 31.

30 Summary of significant differences between Swedish GAAP and U.S. GAAP

The SKF Group files an annual report; Form 20-F, with the U.S. Securities and Exchange Commission (SEC). The Financial Statements of the Group are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP) which differ in certain significant respects from U.S. GAAP, as described below.

As described in item 22, below, shareholders' equity and the statements of comprehensive income and cash flows according to U.S. GAAP as of and for the years ended December 31, 2003 and 2002 have been restated to correct certain errors affecting U.S. GAAP only.

1. Deferred income taxes

Adjustments for deferred income taxes in the reconciliation to U.S. GAAP are attributable to the differences described below (see items 30.2 to 30.16). The adjustments also include a deferred tax liability amounting to 144 at December 31, 2004, which has been recorded for U.S. GAAP reconciliation purposes only. According to Swedish GAAP, there is no requirement to record this deferred tax liability, which arose in the local books of an Italian subsidiary due to the revaluation of fixed assets for tax purposes, since in reality no taxation will occur unless the subsidiary is liquidated or the equity portion in question is distributed to the shareholders. However, according to U.S. GAAP such deferred tax liabilities should be recorded.

2. Revaluation of tangible assets

In certain countries, tangible assets have been revalued at an amount in excess of cost. U.S. GAAP does not permit the revaluation of tangible assets to amounts in excess of cost.

3. Capitalization of interest cost

In accordance with Swedish GAAP, the Group has not capitalized interest cost incurred in connection with the financing of expense for construction of tangible assets.

Under U.S. GAAP interest costs should be capitalized during the construction period as part of the cost of the qualifying asset. The capitalized interest should be amortized over the estimated useful life of the asset as part of the depreciation charge.

4. Capitalization of internally developed software costs

According to U.S. GAAP certain directly related costs incurred during the application development stage are required to be capitalized and amortized on a straight-line basis over the estimated useful life of the system. An impairment loss is recognized if the carrying amount of the software exceeds its recoverable amount.

Prior to 2004, for Swedish GAAP the Group capitalized less costs associated with developing or acquiring computer software intended for internal use than for U.S. GAAP.

5. Capitalization of development expenditures

Swedish GAAP requires expenditures during the development phase to be capitalized as intangible assets if it is probable, with a high degree of certainty, that they will result in future economic benefits for the Group.

Under U.S. GAAP development expenditures are charged to expense when incurred.

6. Provisions for restructuring, termination benefits and impairment of tangible assets

Effective in 2003, provisions for restructuring and termination benefits for U.S.GAAP are required to be in accordance with Statement of Financial Accounting Standard (SFAS) 146, "Accounting for costs associated with exit or disposal activities". SFAS 146 prescribes restrictive rules for when provisions for one-time involuntary termination benefits and other costs associated with such activities can be recorded. Generally, involuntary one-time termination benefits can only be recorded if there is no requirement on the part of the employee to work past a legal notification period or 60 days if no legal notification period exists. If some type of service is required past this period, then the provision should be allocated over the service period required. Other associated costs can only be recorded when a liability has been incurred.

U.S. GAAP SFAS 88 "Employers' accounting for settlements and curtailments of defined benefit pension plans and for termination benefits" allows provisions to be recorded for one-time voluntary termination benefits when the employees have accepted the offer.

Swedish GAAP allows restructuring provisions, including both voluntary and involuntary termination benefits, and other costs associated with the restructuring to be recorded when a commitment to the plan is demonstrated via a public announcement, sufficient details of the plan are available, and the amounts can be reasonably estimated.

Prior to 2003, U.S. GAAP and Swedish GAAP were similar in certain respects, with U.S. GAAP generally being more restrictive, as to when provisions for restructuring could be recorded. As a result restructuring costs were generally recognized earlier in net profit for Swedish GAAP.

Previously reported differences between Swedish and U.S. GAAP for impairment of tangible assets related to timing of impairment charges as Swedish rules were implemented after the U.S. GAAP rules. In 2003, an impairment of tangible assets was higher for Swedish GAAP than U.S. GAAP due to differences in the beginning basis of such tangible assets. The basis of such tangible assets for Swedish and U.S. GAAP at December 31, 2003 is now the same.

7. Gains on sales of real estate
Gains on the sales of real estate that are leased back in the form of operational leases are realized at the date of the transaction for Swedish GAAP but should be deferred and amortized over the life of the lease according to U.S. GAAP. Gains on sales of real estate in Spain, Sweden, the Netherlands, Belgium and France have been deferred in accordance with these principles.

8. Non-recurring bonus distribution
As a result of historic over funding, the Swedish insurance company Alecta pensionsförsäkring, a multi-employer pension plan, decided on a non-recurring bonus distribution to its clients. In 2003, the Group had received the total amount of the decided distribution of 250. According to U.S. GAAP, only the cash received was recognized in earnings while Swedish GAAP allowed the full amount to be recognized prior to the receipt of cash.

9. Social costs prior to the receipt of cash associated with share-based compensation
The Group has an employee stock option programme. In accordance with Swedish GAAP, the Group records provisions for related social costs. However, under U.S. GAAP, employer taxes on employee share-based compensation should not be recognized until the date of the event triggering the measurement and payment of the tax to the taxing authority, which is generally the date the option is exercised by the employee.

10. Share-based compensation for employees
Under SKF's share option plan, an executory contract with a financial institution is used to purchase SKF B shares in the market to satisfy vested options, which are exercised. Under Swedish GAAP, expense is recognized in the amount of the excess of the market value over the option exercise price when an option is exercised. SKF applies variable accounting under U.S. GAAP and, as a result, records an additional liability for the excess of the market value over the option exercise price for all vested options which have not been exercised.

11. Provisions for post-employment benefits and for pensions and post-retirement benefits
Effective January 1, 2003, pensions and post-retirement benefits are considered post-employment benefits under Swedish GAAP and are accounted for by the Group in accordance with "Employee benefits" (RR 29), which is in all material respects similar to International Accounting Standard (IAS) 19 "Employee benefits". Prior to 2003, the Group calculated periodic pension cost and liability and post-retirement cost and liability using the local laws and accounting principles of each country.

Under Swedish GAAP, defined benefit post-employment obligations and expenses are actuarially determined in the same manner as U.S. GAAP SFAS 87 "Employers' accounting for pensions" and SFAS 106 "Employers' accounting for postretirement benefits other than pensions", using the projected unit credit method. However, some significant differences exist between Swedish and U.S. GAAP:

- Swedish GAAP, RR 29, was implemented effective January 1, 2003, with a transition amount taken directly to equity in accordance with Swedish accounting principles, RR 5. SFAS 87 was implemented in 1989 for non-U.S. Plans and in 1987 for U.S. Plans, and SFAS 106 was implemented in 1993. The difference in implementation dates causes a significant difference in accumulated gains and losses, where the accumulated gains and losses under Swedish GAAP were zero, whereas under U.S. GAAP the accumulated gains and losses have been accumulating since the implementation dates noted above.

- Under Swedish GAAP, the past service cost and expense resulting from plan amendments are recognized immediately if vested or amortized until vested. Under U.S. GAAP, prior service costs are generally recognized over the average remaining service life of the plan participants.

- Under Swedish GAAP the estimated return on assets is based on actual market values while the U.S. GAAP allows an estimated return on assets based on market-related values.

- Under U.S. GAAP an additional liability should be recognized and charged to other comprehensive income when the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognized past service cost, if any, and this excess is not covered by the liability recognized in the balance sheet. Such "minimum liability" is not required under Swedish GAAP.

The adjustment in the U.S. GAAP reconciliation represents a combination of the above differences.

12. Statement of cash flow
Under Swedish GAAP, the cash effect of changes in net post-employment benefits in 2004 and 2003 and in provisions for pensions and other post-retirement benefits in 2003 is treated as a financing cash flow. Under U.S. GAAP, the cash flow arising from these provisions should be classified as cash flow from operations. Therefore, for 2004, an amount of -3 122 (74 and -539) should be reclassified from cash flow from financing activities to cash flow from operations. Additionally, under U.S. GAAP amounts in the cash flow statement regarding financing and investing activities are presented gross, while the Group presents them net. Under U.S. GAAP, supplemental cash flow information regarding taxes is presented while the Group presents taxes as a part of cash flow from operations.

Under U.S. GAAP cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition under U.S. GAAP. Under Swedish practice, however, a broader definition of cash and cash equivalents is used. As a result, certain marketable securities with maturities in excess of three months are considered cash and cash equivalents for Swedish GAAP, but instead are considered investing activities for U.S. GAAP. During 2004, cash flows from investing activities under U.S. GAAP were 2 858 greater than under Swedish GAAP as a result of cash and cash equivalents under U.S. GAAP being less than under Swedish GAAP by the amount of 3 366 at January 1, 2004 and 489 at December 31, 2004.

Cash flows under U.S. GAAP	2004	2003 as restated	2002 as restated
Cash flow from operations	**965**	3 404	3 801
Cash flow from investing activities [1]	**947**	- 914	- 1 618
Cash flow from financing activities	**- 1 734**	- 1 418	- 1 652
Net cash flows during the year	**178**	1 072	531
Cash and cash equivalents			
Opening balance, January 1 [1]	**2 976**	2 033	1 747
Net cash flows during the year	**178**	1 072	531
Exchange rate effect [1]	**- 78**	- 129	- 245
Closing balance, December 31 [1]	**3 076**	2 976	2 033

[1]After restatement as described in item 22.

13. Derivative instruments and hedging activities

Derivative instruments

The Group has a policy for the management and hedging of financial risks, including currency, interest rate, liquidity and credit risks (see Note 28). The policy sets forth the financial risk mandates and the financial instruments authorized for use in the management of financial risks. Derivative financial instruments are used primarily to hedge the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. The Group also uses derivative financial instruments for trading purposes, limited according to Group policy. The Group also has a policy for the management of financial risks involved in the stock options allocated in years 2001-2003 (see Note 26 and 28).

Hedge accounting

The Group applies hedge accounting in accordance with Swedish GAAP. The accounting policies for financial derivative instruments according to Swedish GAAP are described in Note 1.

Under U.S. GAAP, hedge accounting can only be used if certain strict criteria are satisfied. The Group has decided not to apply such hedge accounting and therefore all outstanding financial derivative instruments are recognized at fair value in the U.S. GAAP balance sheets and all changes in fair value are recognized in earnings.

At December 31 the total amounts recognized in the Group's results according to Swedish GAAP for all outstanding financial derivative instruments were -4 (66 and 61). The corresponding fair value according to U.S. GAAP for all financial derivative instruments was 183 (166 and 90). The adjustment for U.S. GAAP was 187 (100 and 29).

Market quotes were obtained for all financial derivative instruments. The fair value of the share swaps hedging the stock option programme of the Group has for U.S. GAAP purposes been estimated with a present value method whereas the quoted price of the SKF B share at December 31 was the basis for the fair value calculation under Swedish GAAP.

Contracts with embedded derivatives

According to U.S. GAAP, certain business contracts may include embedded derivatives, which should be separately accounted for. Such embedded derivatives should be valued at fair value and recognized as either assets or liabilities in the balance sheet to correctly reflect the Group's financial position.

At December 31, the fair value of such embedded derivatives amounted to 23 (20 and -18). These amounts are only recognized in the U.S. GAAP reconciliation.

The table below summarizes the notional amounts of the Group's outstanding contracts with embedded derivatives:

Type of contracts	2004	2003	2002
Exchange risk insurance contracts	**92**	163	296
Sales/purchases in third-party-currency	**282**	3	9
	374	166	305

14. Negative goodwill

For Swedish GAAP, any excess of the identifiable assets and liabilities acquired over the cost of an acquisition is recorded as negative goodwill. The negative goodwill is generally amortized over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Any negative goodwill that relates to expected future losses and expenses which do not represent identifiable liabilities at the date of acquisition, is recorded as a provision. The provision is recognized as income in the income statement when the future losses and expenses are recognized.

For U.S. GAAP, any excess of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition is first used to reduce the fair values assigned to non-current assets on a pro rata basis. If any excess still exists it is recognized immediately in the income statement as an extraordinary gain.

Accordingly, any negative goodwill designated at acquisition for future losses and expenses under Swedish GAAP is offset against non-current assets for U.S. GAAP purposes, with any excess recognized immediately as an extraordinary gain. Subsequent to the acquisition, the amount of negative goodwill released to the income statement related to future losses and expenses for Swedish GAAP purposes is adjusted to reflect the income statement effects of having reduced the carrying amounts of the non-current assets for U.S. GAAP purposes.

15. Goodwill and other intangible assets

In accordance with Swedish GAAP, the Group amortizes goodwill and other intangible assets based on their estimated useful lives and assesses the balances for impairment whenever there is an indicator that the asset may be impaired.

Effective January 1, 2002, the Group adopted SFAS 142 "Goodwill and other intangible assets" for U.S. GAAP purposes. SFAS 142 requires goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead be tested for impairment upon adoption of the statement, as well as on an annual basis, and more frequently if circumstances indicate a possible impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized.

Prior to the adoption of SFAS 142 for U.S. GAAP purposes, there were no significant differences compared to Swedish GAAP in the amortization of goodwill and other intangible assets. With the adoption of SFAS 142 for U.S. GAAP purposes, goodwill amortization expense recorded for Swedish GAAP purposes in the amount of 69, 62 and 86 for the years ended December 31, 2004, 2003 and 2002, respectively, was not recorded for U.S. GAAP purposes. In addition, trademarks and trade names acquired by the Group during 2002 until 2004 are deemed to have indefinite useful lives for U.S. GAAP purposes. As a result, such trademarks and trade names are not amortized for U.S. GAAP purposes.

Under SFAS 142, the U.S. GAAP goodwill impairment test is performed at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. The Group's measurement of fair value is based on an evaluation of future discounted cash flows consistent with those utilized in the Group's annual planning process for impairment tests. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

Upon adoption of SFAS 142, the Group performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, the Group recorded goodwill impairments totalling 104 for U.S. GAAP purposes and 92 for Swedish GAAP purposes for the year ended December 31, 2002. This charge reflects the cumulative effect of adopting the accounting change in the income statement but has no impact on cash flows.

Subsequent annual impairment tests are performed, at a minimum, on goodwill and other intangible assets not subject to amortization in conjunction with the Group's annual planning process. Impairments of totalling 28 and 38 were recorded under U.S. GAAP as a result of the 2004 and 2003 annual impairment tests, respectively.

Goodwill impairments have been recorded under Swedish GAAP in the amount of 18 and 15 for the year ended December 31, 2004 and 2003, respectively. Incremental goodwill impairments were recorded for U.S. GAAP purposes in the amount of 10 and 20 for the year ended December 31, 2004 and 2003, respectively.

Changes in the carrying amount of goodwill for U.S. GAAP purposes were as follows during each of the years ended December 31:

	2004	2003	2002
Balance at January 1 for U.S. GAAP reporting purposes	650	717	844
Transition impairment charge from adoption of SFAS 142	-	-	-104
Impairments	-28	-35	-
Goodwill arising from acquisitions of businesses	144	65	84
Foreign currency translation and other adjustments	-41	-97	-107
Balance at December 31 for U.S. GAAP reporting purposes	725	650	717

In connection with certain business acquisitions in 2004, the Group acquired 163 of intangible assets other than goodwill. Of those newly acquired intangible assets, 77 was assigned to customer relationships and is being amortized over an estimated useful life of 15 years, 40 was assigned to acquired internally developed software and is being amortized over an estimated useful life of 3-10 years, 5 was assigned to acquired patents and is being amortized over an estimated useful life of 7 years, 3 was assigned to development expenditures, which were immediately expensed for U.S. GAAP purposes, and 1 was assigned to other intangible assets. The remaining 37 of acquired intangible assets have been assigned to trade name and are not subject to amortization for U.S. GAAP purposes.

16. Investments in equity securities

In accordance with U.S. GAAP, the SKF Group applies SFAS 115, "Accounting for certain investments in debt and equity securities". SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values and for all debt securities. These investments are to be classified as either "held-to-maturity" securities that are reported at amortized cost, "trading securities" that are reported at fair value with unrealized gains or losses included in earnings, or "available-for-sale" securities reported at fair value with unrealized gains or losses included in shareholders' equity. Under Swedish GAAP, investments in equity securities are carried at the lower of cost or fair value. Reversal of previously recorded impairment charges are included in net profit for Swedish GAAP.

17. Comprehensive income according to SFAS 130

Swedish GAAP does not require the presentation of comprehensive income in addition to net profit for the year. The comprehensive income required to be presented under U.S. GAAP was as follows:

	2004	2003 as restated	2002 as restated
Net profit in accordance with U.S. GAAP	**2 750**	2 478	2 428
Other comprehensive income net of tax:			
Translation adjustments	**- 482**	- 990	- 1 703
Minimum pension liability adjustment[1]	**- 139**	17	- 157
Unrealized gains on equity securities	**48**	11	–
Amortization from implementation of SFAS 133	**-**	- 11	- 20
Other comprehensive income	**- 573**	- 973	- 1 880
Comprehensive income in accordance with U.S. GAAP [1]	**2 177**	1 505	548

[1]After restatement as described in item 22.

18. Diluted earnings per share

As stated in Note 28, for Swedish GAAP the Group has partially hedged the Stock Option Programme with share swap agreements with financial institutions. Under Swedish GAAP, the outstanding options considered hedged are not required to be considered for computing diluted earnings per share. The outstanding options that are not considered hedged presently do not have a dilutive effect. U.S. GAAP requires all dilutive potential shares to be considered in determining diluted earnings per share. As a result, the adjusted weighted average number of shares outstanding used for computing diluted earnings per share for U.S. GAAP is different from Swedish GAAP.

19. New accounting principles adopted in 2004 for U.S. GAAP

In 2004, the Group completed its adoption of FASB Interpretation No. 46 (revised December 2003),"Consolidation of variable interest entities," (FIN 46R) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, the Group must consolidate any variable interest entity in which the Group holds variable interests and the Group is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted in 2003, while other portions were required to be adopted in 2004. The adoption of the remaining provisions of FIN 46R during 2004 had no impact on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

In November 2002, the EITF reached a consensus on Issue 00-21 "Revenue arrangements with multiple deliverables" (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into on or after January 1, 2004. The adoption of the EITF 00-21 during 2004 did not have a material effect on the Group's consolidated financial position or results of operations reported in accordance with U.S. GAAP.

20. New accounting principles to be adopted in future periods for U.S. GAAP

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-based payment." The revised standard eliminates the alternative used by the Group in accounting for share-based compensation using the intrinsic value method Accounting Principles Board (APB) Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The effective date for the Group is January 1, 2006. Although the revised standard applies to new awards granted after the effective date, the revised standard also may, in certain instances, impact the accounting for awards granted before the effective date. The impact of the adoption of the revised standard on the Group's consolidated financial position and results of operations reported in accordance with U.S. GAAP has not been determined.

In December 2004, the FASB issued SFAS 153, "Exchanges of nonmonetary assets – an amendment of APB Opinion No. 29." APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for the Group in accounting for nonmonetary asset exchanges under U.S. GAAP occurring after December 31, 2005.

21. Summary

The application of U.S. GAAP would have the following effect on consolidated net profit, shareholders' equity and earnings per share:

Net profit	2004	2003	2002
In accordance with Swedish GAAP as reported in the consolidated income statements	**2 959**	2 039	2 466
Items increasing/decreasing net profit:			
30.1 Deferred income taxes	**132**	- 269	88
30.2 Depreciation on revaluation of assets including effect in connection with sale	**19**	18	11
30.3 Capitalization of interest cost	**- 24**	- 23	- 15
30.4 Capitalization of internally developed software costs	**- 117**	15	- 9
30.5 Capitalization of development expenditures	**- 18**	–	–
30.6 Provisions for restructuring and asset impairments	**- 315**	487	- 268
30.7 Gains on sales of real estate	**29**	29	32
30.8 Non-recurring bonus distribution	**–**	1	7
30.9 Social costs associated with share-based compensation	**2**	8	4
30.10 Share-based compensation for employees	**- 48**	–	–
30.11 Post-employment benefits/Pensions	**21**	61	65
30.13 Derivative instruments and hedging activities	**90**	120	24
30.14 Negative goodwill	**10**	- 49	- 51
30.15 Amortization and impairment of goodwill and other intangible assets	**59**	41	74
30.16 Investments in equity securities	**- 49**	–	–
Net change in net profit	**- 209**	439	- 38
Net profit in accordance with U.S. GAAP	**2 750**	2 478	2 428
The components of net profit in accordance with U.S. GAAP are as follows:			
Net profit in accordance with U.S. GAAP before cumulative effects of changes in accounting principles	**2 750**	2 478	2 532
Cumulative effects of changes in accounting principles:			
Accounting for goodwill, net of taxes	**–**	–	- 104
Net profit in accordance with U.S. GAAP	**2 750**	2 478	2 428

Shareholders' equity	2004	2003 as restated	2002 as restated
In accordance with Swedish GAAP as reported in the consolidated balance sheets	**16 581**	15 164	16 365
Items increasing/decreasing shareholders' equity:			
30.1 Deferred income taxes[1]	**- 580**	- 818	206
30.2 Reversal of revaluation of assets	**- 184**	- 211	- 236
30.3 Capitalization of interest cost	**174**	198	221
30.4 Capitalization of internally developed software costs	**47**	163	148
30.5 Capitalization of development expenditures	**- 18**	–	–
30.6 Provisions for restructuring and asset impairments	**101**	416	- 71
30.7 Gains on sales of real estate	**- 136**	- 165	- 194
30.8 Non-recurring bonus distribution	**–**	–	- 1
30.9 Social costs associated with share-based compensation	**14**	12	4
30.10 Share-based compensation for employees	**- 48**	–	–
30.11 Post-employment benefits/Pensions[1]	**1 026**	1 321	- 839
30.13 Derivative instruments and hedging activities	**210**	120	11
30.14 Negative goodwill	**- 86**	- 97	- 51
30.15 Amortization and impairment of goodwill and other intangible assets	**160**	114	75
30.16 Investments in equity securities	**10**	15	–
Net change in shareholders' equity	**690**	1 068	- 727
Shareholders' equity in accordance with U.S. GAAP [1]	**17 271**	16 232	15 638

[1] After restatement as described in item 22.

Earnings per share, in SEK	2004	2003	2002
Basic earnings per share in accordance with U.S. GAAP before cumulative effects of changes in accounting principles	**24.16**	21.77	22.24
Cumulative effects of changes in accounting principles	**–**	–	- 0.91
Basic earnings per share in accordance with U.S. GAAP	**24.16**	21.77	21.33
Weighted average number of shares outstanding	**113 837 767**	113 837 767	113 837 767
Diluted earnings per share in accordance with U.S. GAAP before cumulative effects of changes in accounting principles	**24.10**	21.75	22.22
Cumulative effects of changes in accounting principles	**–**	–	- 0.91
Diluted earnings per share in accordance with U.S. GAAP	**24.10**	21.75	21.31
Adjusted weighted average number of shares outstanding	**114 090 253**	113 955 051	113 940 304

22. Restatements of U.S. GAAP information

Statement of cash flow

The U.S. GAAP cash flow statement information in item 12 for 2003 and 2002, has been restated to correct an error. During 2003 and 2002, readily marketable securities with maturities of greater than 3 months were incorrectly included as cash and cash equivalents for U.S. GAAP. Under U.S. GAAP such instruments are not considered cash and cash equivalents, but instead the buying and selling of those securities are reported in investing activities. The following is an analysis of the restatement:

	2003	2002
Cash flow from investing activities as previously reported	- 979	- 1 696
Correction of error:		
Marketable securities with a maturity greater than 3 months	65	78
Cash flow from investing activities as restated	- 914	- 1 618
Cash and cash equivalents - beginning of the year, as previously reported	5 530	5 387
Correction of error:		
Marketable securities with a maturity greater than 3 months	- 3 497	- 3 640
Cash and cash equivalents - beginning of the year, as restated	2 033	1 747
Exchange rate effects as reported	- 195	- 310
Correction of error:		
Marketable securities with a maturity greater than 3 months	66	65
Exchange rate effects as restated	- 129	- 245
Cash and cash equivalents - end of the year, as previously reported	6 342	5 530
Correction of error:		
Marketable securities with a maturity greater than 3 months	- 3 366	- 3 497
Cash and cash equivalents - end of the year, as restated	2 976	2 033

Provisions for post-employment benefits and for pensions and post-retirement benefits

The opening balance of shareholders' equity according to U.S. GAAP at January 1, 2002 was restated to properly account for a portion of the additional minimum pension liability according to SFAS 87, which had previously been recorded incorrectly as an intangible asset for U.S. GAAP purposes only. This minimum pension liability adjustment should have been recorded in other comprehensive income in periods prior to 2002.

In addition, certain corrections were made to record additional minimum pension liability adjustments arising subsequent to January 1, 2002. Such minimum pension liability adjustments should have been recorded in other comprehensive income during the years 2003 and 2002, and consequently the previously reported statement of comprehensive income according to U.S. GAAP has also been restated for these years.

While these corrections had no impact on U.S. GAAP net profit as previously reported for 2003 or 2002, it has impacted shareholders' equity and the statement of comprehensive income according to U.S. GAAP as of and for the years ended December 31, 2003 and 2002 as previously reported as follows:

	2003	2002
Previously reported shareholders' equity according to U.S. GAAP	16 564	16 038
Correction of error prior to 2002:		
Minimum pension liability adjustment	- 405	- 405
Deferred taxes	151	151
Correction of errors during the years:		
Minimum pension liability adjustment	-112	- 209
Deferred taxes	34	63
Restated shareholders' equity according to U.S. GAAP	16 232	15 638

	2003	2002
Previously reported comprehensive income according to U.S. GAAP	1 437	694
Correction of errors during the year:		
Minimum pension liability adjustment	97	- 209
Deferred taxes	- 29	63
Restated comprehensive income according to U.S. GAAP	1 505	548

31 Investments

	2004	2003	2002
Investments in Associated Companies	**26**	98	199
Other investments	**281**	266	220
	307	364	419

Investments in Associated Companies

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Held by Parent Company					
Endorsia.com International AB, Göteborg, Sweden	20.0	34 000	SEK	3	**4**
AEC Japan Co. Ltd.	50.0	400	JPY	20	**1**
Total					**5**
Held by subsidiaries:					
Gemeinnützige Wohnungsbaugesellschaft Schweinfurt GmbH, Germany	25.0	1	EUR	0	**1**
CoLinx LLC, USA	25.0	1	USD	0	**3**
International Component Supply, Ltda, Brazil	50.0	15.529	BRL	12	**30**
Other					**0**
Adjustment to Group book value					**-13**
Total					**21**
Total investment in associated companies					**26**

Other investments

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value	Fair value
Held by Parent Company						
FlexLink AB, Göteborg, Sweden	9.2	2 304 409	SEK	2	**27**	37
S2M, France	11.9	153 093	EUR	0	**9**	11
Wafangdian Bearing Company Limited, Peoples Republic of China	19.7	65 000 000	CNY	65	**169**	169
NN, Inc., USA	4.5	700 000	USD	7	**51**	61
Other shares and securities					**6**	10
Total					**262**	288

Other investments (cont.)

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	**Book value**	Fair value
Held by subsidiaries						
GKS Gemeinschaftskraftwerk Schweinfurt GmbH, Germany	10.3	1	EUR	2	**15**	23
Other					**4**	5
Total					**19**	28
Total other investments					**281**	316

The estimated fair value is based on market rate and generally accepted valuation models. Values recorded are indicative and will not necessarily be realized. For a book value of MSEK 1 no fair value could be estimated.

Investments in major SKF subsidiaries held by other subsidiaries [1)]

Name and location	Holding in percent	Owned by subsidiary in:
SKF GmbH, Schweinfurt, Germany	99.9	The Netherlands
SKF Industrie S.p.A, Turin, Italy	100	The Netherlands
SKF France S.A., Clamart, France	100	France
SKF (U.K.) Ltd., Luton, U.K.	100	U.K.
SKF Bearings India Ltd., Bombay, India	0.47	Sweden
SKF Bearings India Ltd., Bombay, India	7.52	U.K.
SKF do Brasil Ltda., Guarulhos-São Paulo, Brazil	0.1	Sweden
RFT S.p.A., Turin, Italy	100	Italy
SKF Argentina S.A., Buenos Aires, Argentina	10.1	Austria
CR Elastomere GmbH, Leverkusen-Opladen,Germany	100	Germany
SKF Canada Ltd., Scarborough, Canada	37.5	The Netherlands
SKF Gleitlager GmbH, Püttlingen (Saar) Germany	100	Germany
SKF B.V., Veenendaal, The Netherlands	100	The Netherlands
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	26.8	Germany
SKF Bearing Industries (Malaysia) Sdn.Bhd., Nilai, Malaysia	73.2	The Netherlands
SARMA, Saint Vallier s/Rhone Cedex, France	100	France
SKF China Ltd., Hong Kong, China	100	Hong Kong
Ovako Stahl GmbH, Germany	100	Sweden
SKF Linearsysteme GmbH, Schweinfurt, Germany	100	Germany
Officine Meccaniche di Villar Perosa S.r.l., Villar Perosa, Italy	100	Italy
Magnetic Electromotoren AG, Liestal, Switzerland	100	The Netherlands
SKF (Thailand) Ltd., Bangkok, Thailand	46	Hong Kong
SKF (Thailand) Ltd., Bangkok, Thailand	28	Singapore
Willy Vogel AG, Germany	100	Germany

[1)] A complete list of all SKF subsidiaries is available at the Parent Company.
For investments in subsidiaries held by the Parent Company, see Note 5 in footnotes to the Parent Company.

32 Events after the balance sheet date

The significant event that have occurred after December 31, 2004, until the date of the signing of this annual report on January 27, 2005, refers to the Board of Directors' proposal for a share split 5:1 combined with a mandatory redemption procedure. Through this procedure the shareholders will receive four new ordinary shares and one redemption share that will be redeemed for SEK 25.

Parent Company income statements

Millions of Swedish kronor		Years ended December 31 2004	2003	2002
Administrative expenses	*Note 4*	**- 155**	- 130	- 114
Other operating income		**11**	19	13
Other operating expenses		**- 4**	- 5	- 5
Operating loss		**- 148**	- 116	- 106
Financial income	*Note 1*	**765**	559	473
Financial expense	*Note 1*	**- 162**	22	37
Profit before provisions to untaxed reserves and taxes		**455**	465	404
Provisions to untaxed reserves	*Note 2*	**- 89**	- 160	- 101
Taxes	*Note 3*	**181**	125	94
Net profit		**547**	430	397

Parent Company balance sheets

Millions of Swedish kronor		As of December 31 2004	2003	2002
ASSETS				
Long-term assets				
Long-term deferred tax assets	*Note 3*	**44**	51	–
Tangible assets	*Note 4*	**14**	24	11
Investments in consolidated subsidiaries	*Note 5*	**9 817**	9 027	9 015
Long-term receivables from consolidated subsidiaries		**817**	1 203	1 670
Investments in Associated Companies	*Note 5*	**5**	64	274
Other investments	*Note 5*	**262**	246	194
Other long-term assets		**54**	59	66
		11 013	10 674	11 230
Short-term assets				
Short-term receivables from consolidated subsidiaries		**1 366**	1 509	1 562
Short-term tax assets	*Note 3*	**–**	–	93
Other short-term assets	*Note 6*	**168**	144	176
Short-term financial assets	*Note 7*	**2**	3	–
		1 536	1 656	1 831
Total assets		**12 549**	12 330	13 061
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital (113 837 767 shares, nominal value SEK 12.50 per share)		**1 423**	1 423	1 423
Legal reserve		**633**	633	633
Unrestricted equity				
Retained earnings		**4 681**	4 716	4 576
Net profit		**547**	430	397
		7 284	7 202	7 029
Untaxed reserves	*Note 2*	**351**	262	102
Provisions				
Provisions for pensions and similar commitments	*Note 8*	**82**	177	158
Provisions for deferred taxes	*Note 3*	**–**	–	74
Other provisions		**38**	46	7
		120	223	239
Long-term liabilities				
Long-term loans	*Note 9*	**785**	1 167	1 612
Long-term liabilities to consolidated subsidiaries		**2 532**	1 808	1 817
Other long-term liabilities		**–**	–	1
		3 317	2 975	3 430
Short-term liabilities				
Short-term loans	*Note 10*	**–**	200	355
Accounts payable		**18**	13	8
Short-term liabilities to consolidated subsidiaries		**1 291**	1 277	1 740
Short-term tax liabilities	*Note 3*	**31**	29	–
Other short-term liabilities	*Note 11*	**137**	149	158
		1 477	1 668	2 261
Total shareholders' equity, provisions and liabilities		**12 549**	12 330	13 061
Assets pledged		**–**	–	–
Contingent liabilities	*Note 12*	**6**	16	36

Parent Company statements of cash flow

Millions of Swedish kronor	2004	2003	2002
	Years ended December 31		
Profit before provisions to untaxed reserves and taxes	455	465	404
Depreciation on tangible assets	1	1	1
Write-downs of equity securities	183	112	214
Other depreciation	26	26	26
Net gain (-) Loss on sales of tangible assets and equity securities	- 36	81	- 16
Taxes	- 71	- 111	- 93
Changes in working capital			
Accounts payable	5	5	- 10
Other operating assets, liabilities and provisions – net	1 017	468	290
Cash flow from operations	1 580	1 047	816
Investments in tangible assets	- 1	- 18	- 1
Sales of tangible assets	10	8	–
Changes in equity securities	- 142	24	- 183
Cash flow after investments before financing	1 447	1 061	632
Change in short- and long-term loans	- 504	- 323	- 374
Change in pensions and similar commitments	- 95	19	- 71
Change in other long-term assets and liabilities – net	289	157	493
Cash dividends to shareholders	- 1 138	- 911	- 683
Cash effect on short-term financial assets	- 1	3	- 3
Change in short-term financial assets			
Opening balance, January 1	3	–	3
Cash effect	- 1	3	- 3
Closing balance, December 31	2	3	0

Change in net interest-bearing liabilities in 2004	**Opening balance January 1, 2004**	Exchange rate *effect*	Change in *items*	**Closing balance December 31, 2004**
Loans, long- and short-term	1 367	- 78	- 504	785
Liabilities to subsidiaries, long- and short-term	2 887	–	736	3 623
Provisions for pensions and similar commitments	177	–	- 95	82
Receivables from subsidiaries, long- and short-term	- 1 167	78	304	- 785
Financial assets, short-term	- 3	–	1	- 2
Net interest-bearing liabilities	3 261	–	442	3 703

Interest received amounted to 129 (142 and 178). Interest payments amounted to 259 (278 and 368).

AB SKF considers short-term financial assets to be cash and cash equivalents (see Note 7).

Parent Company statements of changes in shareholders' equity

Millions of Swedish kronor	Share capital [1]	Legal reserve	Unrestricted equity	Total Share-holders equity
Opening balance 2002-01-01	1 423	633	4 560	6 616
Cash dividend	–	–	- 683	- 683
Net of received and paid Group contributions	–	–	971	971
Tax on Group contributions net	–	–	- 272	- 272
Net profit	–	–	397	397
Closing balance 2002-12-31	1 423	633	4 973	7 029
Cash dividend	–	–	- 911	- 911
Net of received and paid Group contributions	–	–	908	908
Tax on Group contributions net	–	–	- 254	- 254
Net profit	–	–	430	430
Closing balance 2003-12-31	1 423	633	5 146	7 202
Cash dividend	–	–	**- 1 138**	**- 1 138**
Net of received and paid Group contributions	–	–	**935**	**935**
Tax on Group contributions net	–	–	**- 262**	**- 262**
Net profit	–	–	**547**	**547**
Closing balance 2004-12-31	**1 423**	**633**	**5 228**	**7 284**

[1] The distribution of share capital between share types is shown in Note 15 to the consolidated financial statements.

Amounts in millions of Swedish kronor unless otherwise stated. Amounts in parentheses refer to comparable figures for 2003 and 2002, respectively.

1 Financial income and financial expense

Financial income	2004	2003	2002
Income from investments in consolidated subsidaries	638	794	675
Income from investments in associated companies	32	- 78	2
Expense/income from other equity securities and long-term interest investments	87	- 168	- 200
Other interest income and similar items	8	11	- 4
Total financial income	765	559	473

Specification of financial income			
Dividends related to			
- investments in consolidated subsidiaries	809	906	889
- income from investment in associated companies	–	6	2
- income from other equity securites and long-term financial investments	3	3	2
Total dividends	812	915	893
Interest income related to			
income from other equity securities and long-term financial investments			
- consolidated subsidiaries	121	126	176
other interest income and similar items			
- consolidated subsidiaries	4	14	2
- other	4	2	–
Total interest income	129	142	178
Financial exchange gains and losses related to			
income from other equity securities and long-term financial investments			
- consolidated subsidiaries	- 78	- 297	- 394
other interest income and similar items			
- subsidiaries	–	- 5	–
- other	–	–	- 6
Total financial exchange gains and losses	– 78	- 302	- 400
Capital gains and losses from sales related to			
- investments in consolidated subsidiaries	1	–	–
- income from investment in associated companies	36	- 84	–
- other equity securities and long-term financial assets	–	–	16
Total capital gains and losses from sales	37	- 84	16
Write-downs related to			
- income from investments in consolidated subsidaries	- 171	- 112	- 214
- income from investments in associated companies	- 4	–	–
- other equity securities and long-term financial assets	40	–	–
Total write-downs	- 135	- 112	- 214
Total financial income	765	559	473

Financial expense	2004	2003	2002
Interest expense and similar items	**- 162**	22	37
Total financial expense	**- 162**	22	37

Specification of financial expense			
Interest expense related to			
financial liabilities for interest expense and similar items			
- consolidated subsidiaries	**- 98**	- 128	- 154
- other	**- 128**	- 128	- 180
- pensions and similar commitments related to interest expense and similar items	**- 9**	- 11	- 12
Total interest expense	**- 235**	- 267	- 346
Financial exchange gains and losses related to			
interest expense and similar items			
- subsidiaries	**- 1**	1	–
- other	**74**	288	383
Total financial exchange gains and losses	**73**	289	383
Total financial expense	**- 162**	22	37

2 Untaxed reserves

Provisions to untaxed reserves	2004	2003	2002
Change in accelerated depreciation reserve	**–**	–	- 1
Change in other reserves	**- 89**	- 160	- 100
	- 89	- 160	- 101

Untaxed reserves			
Accelerated depreciation reserve	**2**	2	2
Other reserves	**349**	260	100
	351	262	102

3 Taxes

	2004	2003	2002
Taxes on profit before taxes			
- current taxes	**-65**	-229	-1
- tax on Group contribution	**254**	228	234
- deferred taxes, net	**-8**	126	-139
	181	125	94
Long-term deferred tax assets	**44**	51	14
Provisions for long-term deferred taxes	**-**	-	88
Provisions for deferred taxes/deferred tax assets – net	**44**	51	-74
Short-term income taxes receivable [1]	**-**	-	93
Short-term income tax payable [2]	**31**	29	-
	-31	-29	93

[1] *Classified as Short-term tax assets in the Balance sheet.*
[2] *Classified as Short-term tax liabilities in the Balance sheet.*

Gross deferred tax assets and provisions were related to the following items	2004	2003	2002
Provisions for pensions and other similar commitments	**26**	26	14
Other	**18**	25	16
Gross deferred tax assets	**44**	51	30
Gross provision for deferred taxes	**-**	-	104
Provisions for deferred taxes/deferred tax assets-net	**44**	51	-74

Corporate income tax
The corporate statutory income tax rate in Sweden was 28% in 2004, 2003 and 2002. For 2004, the Parent Company had a tax income of 181 (125 and 94). The current tax for 2004 amounted to -65 (-229 and -1).

The main differences between the statutory tax in Sweden and the actual tax were	2004	2003	2002
Tax calculated on statutory tax rate in Sweden	**-102**	-85	-85
Non-taxable dividend income	**226**	254	308
Changes in the possibility to use deferred tax loss carry-forwards	**-10**	104	-117
Current tax refering to previous years	**82**	-97	-
Non-deductable/taxable profit items, net	**-15**	-51	-12
Actual tax	**181**	125	94

4 Tangible assets

Acquisition cost	2004	Additions during the year	Disposals	2003	2002
Buildings	**11**	–	- 8	19	10
Land, land improvements	**3**	–	- 2	5	2
Machine toolings, factory fittings, etc	**9**	1	–	8	7
	23	1	- 10	32	19
Accumulated depreciation	2004	Depreciation during the year	Disposals	2003	2002
Buildings	**2**	–	–	2	3
Land, land improvements	**–**	–	–	–	-
Machine toolings, factory fittings, etc	**7**	1	–	6	5
	9	1	–	8	8
Net book value	**14**	–	- 10	24	11

Depreciation is included in administrative expenses.

Tax value of real estate	2004	2003	2002
Buildings	**9**	15	8
Land, land improvements	**3**	4	3
	12	19	11

5 Investments

Investments in subsidiaries are specified below. For specification of investments in Associated Companies and other investments held by the Parent Company, see Note 31 to the consolidated financial statements.

Investments in subsidiaries held by the Parent Company on December 31	2004	Additions during the year	Write-downs	Shareholders' contributions	2003	2002
Investments in subsidiaries	**9 817**	932	- 171	29	9 027	9 015

Name and location	Holding in percent	Number of shares	Currency	*Nominal* value in local currency, millions	**Book value**
Manufacturing companies					
SKF Sverige AB, Göteborg, Sweden	100	2 650 000	SEK	265	**363**
SKF USA Inc., Pa., USA	99.9	1 522 651	USD	76	**862**
SKF Österreich AG, Austria	100	200	EUR	15	**176**
SKF GmbH, Germany	0.1	–	EUR	0	**2**
SKF Española S.A., Spain	100	3 650 000	EUR	22	**723**
SKF Poznań S.A., Poland	100	3 353 130	PLN	67	**153**
SKF Bearings Bulgaria EAD, Bulgaria	100	376 230	BGN	38	**68**
Lutsk Bearing Plant, Ukraine	99.6	308 428 348	UAH	77	**93**
SKF Actuators AB, Göteborg, Sweden	100	1 000	SEK	1	**4**
SKF AutoBalance Systems AB, Göteborg, Sweden	100	10 000	SEK	1	**1**
SKF do Brasil Limitada, Brazil	99.9	139 684 769	BRL	140	**258**
SKF Argentina S.A., Argentine	89.9	497 878	ARS	0	**11**
SKF India Ltd., India (incl. share subscription)	46.0	20 806 258	INR	208	**94**
SKF Mekan AB, Katrineholm, Sweden	100	27 500	SEK	28	**33**
Sealpool AB, Landskrona, Sweden	100	10 000	SEK	1	**27**
Scandrive Control AB, Hallstahammar, Sweden	100	5 000	SEK	1	**12**
Carried forward					**2 880**

Investments (cont.)

Name and location	Holding in percent	Number of shares	Currency	Nominal value in local currency, millions	Book value
Carried forward					**2 880**
Anhui CR Seals Co. Ltd., Peoples Republic of China	*100*	–	*CNY*	*48*	**36**
Beijing Nankou SKF Railway Bearings Company Limited, Peoples Republic of China	51.0	–	CNY	127	**94**
SKF Automotive Components Corporation, Republic of Korea	100	6 645 000	KRW	33 250	**35**
CR Korea Co., Ltd., Republic of Korea	50.0	100 320	KRW	1 003	**10**
PT. SKF Indonesia, Indonesia (incl. share subscription)	83.1	73 990	IDR	73 990	**32**
Sales companies					
SKF Danmark A/S, Denmark	100	5	DKK	5	**0**
SKF Norge A/S, Norway	100	50 000	NOK	5	**0**
Oy SKF Ab, Finland	100	48 400	EUR	2	**12**
SKF Ložiska, a.s., Czech Republic	100	430	CZK	43	**10**
SKF Svéd Golyóscsapágy Részvénytársaság, Hungary	100	3 000	HUF	1	**0**
SKF Canada Limited, Canada	62.5	50 000	CAD	–	**0**
SKF del Peru S.A., Peru	100	2 565 160	PES	3	**0**
SKF Chilena S.A.I.C., Chile	100	88 192	CLP	468	**0**
SKF Venezolana S.A., Venezuela	100	194 832	VEB	195	**0**
SKF South East Asia & Pacific Pte Ltd., Singapore	100	1 000 000	SGD	1	**0**
SKF New Zealand Limited, New Zealand	100	375 000	NZD	1	**0**
SKF Eurotrade AB, Göteborg, Sweden	100	83 500	SEK	8	**12**
SKF Multitec AB, Helsingborg, Sweden	100	29 500	SEK	3	**5**
SKF Service AB, Göteborg, Sweden	100	278 000	SEK	28	**34**
Monitoring Control Center MCC AB, Kiruna, Sweden	67.5	3 375	SEK	0	**1**
SKF Condition Monitoring Center (Luleå) AB, Luleå, Sweden	100	5 000	SEK	1	**10**
Other Companies					
Trelanoak Ltd., United Kingdom	20.0	6 965 000	GBP	7	**120**
SKF Holding Maatschappij Holland B.V., The Netherlands	100	60 002	EUR	27	**5 042**
SKF Engineering & Research Services B.V., The Netherlands	13.4	121	EUR	0	**8**
SKF Verwaltungs AG, Switzerland	100	500	CHF	0	**502**
SKF Holding Mexicana, S.A. de C.V., Mexico	98.0	22 687 633	MXN	2	**120**
SKF (China) Investment Co. Ltd., Peoples Republic of China	100	–	USD	30	**211**
Barseco (Pty) Ltd., South Africa	100	300	ZAR	0	**62**
SKF Australia (Manufacturing) Pty. Ltd., Australia	100	1 000 000	AUD	2	**0**
SKF Försäljning AB, Göteborg, Sweden	100	150 000	SEK	3	**5**
SKF Vehicle Parts AB, Göteborg, Sweden	100	115 000	SEK	12	**14**
SKF Logistics Services AB, Göteborg, Sweden	100	80 000	SEK	6	**10**
SKF International AB, Göteborg, Sweden	100	20 000	SEK	20	**320**
Återförsäkringsaktiebolaget SKF, Göteborg, Sweden	100	30 000	SEK	30	**80**
SKF Fondförvaltning AB, Göteborg, Sweden	100	10 000	SEK	1	**1**
Bagaregården 16:7 KB, Göteborg, Sweden	99.9	–	SEK	250 [1]	**42**
Ovako Couplings Holding AB, Göteborg, Sweden	100	2 800 000	SEK	280	**106**
Ovako Tube AB, Göteborg, Sweden	100	5 000	SEK	1	**2**
Ovako Steel Holding AB, Göteborg, Sweden	100	9 600 000	SEK	960	**0**
James Askew Associates AB JAAAB, Luleå, Sweden	100	4 000	SEK	0	**1**
Other holdings					**0**
					9 817

[1] *As face value the original investment capital for the limited partnership company is disclosed.*

6 Other short-term assets

	2004	2003	2002
Other short-term receivables	**147**	120	141
Prepaid expenses and accrued income	**21**	24	35
	168	144	176

7 Short-term financial assets

	2004	2003	2002
Cash and bank accounts	**2**	3	–
	2	3	–

8 Provisions for post-employment benefits

Charges against profit for pensions and similar commitments were 46 (53 and 52) which include an interest cost calculated at 7 (11 and 12). Provisions for pensions include pensions in the FPG - PRI (Pension Registration Institute) system by 2 (104 and 97) at year-end.

9 Long-term loans

	2004		2003		2002	
Long-term loans at the end of the year	Book value	Fair value	Book value	Fair value	Book value	Fair value
Bonds and debentures	**785**	**886**	1 167	1 347	1 612	1 632
	785	**886**	1 167	1 347	1 612	1 632

The short-term portion of long-term loans is included in short-term loans (see Note 10). Fair value has been assesed by discounting future cash flows at the market interest rate for each maturity.

	2004		2003	2002
Long-term loans outstanding at December 31, per currency	Amount	Interest rate %	Amount	Amount
USD	**785**	**7.1**	1 167	1 412
SEK	**–**	**–**	–	200
	785		1 167	1 612

The long-term bond loan in usd has a fixed interest rate until maturity in 2007. Certain terms of loan agreement contain restrictions relating to further pledging of assets.

10 Short-term loans

	2004	2003	2002
Short-term portion of long-term loans	**–**	200	355
	–	200	355

11 Other short-term liabilities

	2004	2003	2002
Other short-term liabilities	30	18	13
Accrued expenses and deferred income	107	131	145
	137	149	158

Accrued expenses and deferred income include accrued interest of 28 (52 and 74).

12 Contingent liabilities

	2004	2003	2002
Guarantees in respect of consolidated subsidiaries' obligations	4	14	14
Other guarantees and contingent liabilities	2	2	22
	6	16	36

13 Salaries, wages, other remunerations, average number of employees and men and women in Management and Board

For specification of salaries, wages, other remunerations and social charges – see Note 26 to the consolidated financial statements.
For the average number of employees – see Note 27 to the consolidated financial statements.
For men and women in Management and Board – see Note 29 to the consolidated financial statements.

14 Absence due to illness

	2004-01-01 – 2004-12-31	2003-07-01 – 2003-12-31
Total absence due to illness in % of entire ordinary working hours	1.0%	1.3%
- absence due to illness, men	0.7%	1.3%
- absence due to illness, women	1.2%	1.2%
- employed age -29	0.4%	4.7%
- employed age 30 - 49	1.0%	1.3%
- employed age 50 -	0.9%	0.4%
- long-time absence due to illness (60 days or more) in % of total absence due to illness	28.8%	50.2%

15 Events after the balance sheet date

See Note 32 to the consolidated financial statements.

Proposed distribution of surplus

Retained earnings	SEK	4 681 051 507
Net profit for the year	SEK	546 665 373
Total surplus	SEK	5 227 716 880
The Board of Directors and the President recommend, that a dividend of 12.00 Swedish kronor per share		
be paid to the shareholders	SEK	1 366 053 204
that the balance be carried forward	SEK	3 861 663 676
	SEK	5 227 716 880

The results of operations and the financial position of the Parent Company, AB SKF, and the Group in 2004 are given in the income statements and in the balance sheets together with related notes.

Stockholm, January 27, 2005

Anders Scharp	Philip N Green	Göran Johansson
Sören Gyll	Clas Åke Hedström	Lennart Larsson
Vito H Baumgartner	Tom Johnstone	Kennet Carlsson
Ulla Litzén	Winnie Fok	Anders Olsson

Auditors' report for 2004 Annual Report and the consolidated financial statements has been submitted January 31, 2005.

Arthur Andersen

Hans Pihl
Authorized public accountant

Auditors' report

To the general meeting of the shareholders of AB SKF, corporate identity number 556007-3495.

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of AB SKF for the financial year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board Member or the President. We also examined whether any Board Member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The Board of Directors' report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the Board of Directors' report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Göteborg, January 31, 2005

Arthur Andersen

Hans Pihl
Authorized Public Accountant

Awards

The quality of SKF's products and services is highly esteemed.
Below is a list of some of the awards received by the group in 2004.

AIT Vendor of the Year Award
Applied Industrial Technologies, USA

Partners in Success
Bosch Power Tools, India


BOSCH
Power Tools
Vendor Meet - 2004
SKF BEARINGS INDIA

Prize winner in the European Quality Award
– Corporate social responsibility
– People development and involvement
EFQM, Turkey

Preferred Employer Award
Flemish Government, Belgium

High Performance Supplier
Gerdau Acominas, Brasil

Supplier Recognition Award
Hamilton Sundstrand, USA


HAMILTON SUNDSTRAND
Human Space Systems
Return To Flight Team


HERO HONDA MOTORS LIMITED
SKF BEARINGS INDIA LIMITED
2004
VOLVO

Nifty Fifty Award
Heavy Duty Trucking Magazine, USA

Direct on Line Supplier
Hero Honda Motors Ltd., India

Annual Commercial Supply of the year
Kitwe and districts Chamber of Commerce and Industry, Zambia

National Excellent Occupational Health and Safety Award
Malaysia Government, Malaysia



Gold Award
Malaysia Society of Occupational Safety and Health, Malaysia

NAPA Under Car Sales Group Award
NAPA Under Car Sales Group, USA

NAPA 95% Club Award
NAPA Headquarters, USA

Award of Excellence for Safety
Oklahoma State Government, USA

Governor's Award for Outstanding Achievments in Health and Safety
Oklahoma Safety Council, USA

Best Supplier Award
Quaser Machine Tools Inc., Taiwan

Supplier of the year
Siemens Medical Solutions, Germany



Best Steel Supplier
SNR Roulements, Sweden

Varian Platinum Suppliers Award
Varian Medical Systems, United Kingdom

Supplier Award
Volvo Construction Equipment, Sweden

Competitive Improvement Programme Award
West of England Aerospace Forum (WEAF), United Kingdom


SKF DO BRASIL/SOPETRA
GERDAU

The SKF Divisions

SKF's business is divided into five Divisions, each one focusing on specific customer groups worldwide. The Divisions are interdependent, however, in that they constitute a huge market within the SKF Group with products, services and know-how on offer to each other to enable any of the Divisions to serve its final customers. To gain a better understanding of the business concept of each Division, see page 2 – The knowledge engineering company.

Industrial Division

Sales MSEK*


20 000
15 000
10 000
5 000
0
9 694
15 475
9 663
15 139
10 784
16 730
2002
2003
2004
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


2 000
1 500
1 000
500
0
1 634
1 431
1 625
2002
2003
2004

Additions to tangible assets MSEK*


600
450
300
150
0
258
407
532
2002
2003
2004

Registered number of employees*


12 000
9 000
6 000
3 000
0
10 474
10 437
11 499
2002
2003
2004

Net sales by segment


Other 12%
Industrial transmission 10%
Other general machinery 3%
Agriculture & Forestry/ Material handling 12%
Pulp and paper/ Metals/Mining & Construction 16%
Industrial electrical/ Textile/Printing 8%
Fluid machinery 10%
Machine tools/ Linear Motion 16%
Railways 13%

Net sales by geographical area


Asia 10%
North America 15%
Western Europe 75%

* Previously published amounts have been reclassified to conform to current Group structure.



Alrik Danielson
President, Industrial Division

The Industrial Division is responsible for sales to industrial OEM customers, and for the product development and production of a wide range of bearings (in particular, spherical and cylindrical roller bearings and angular contact ball bearings) and related products. The Division has specialized business areas for Railways, Linear Motion & Precision Technologies and Couplings. The business area Lubrication Systems was added in 2004 through the acquisition of Willy Vogel AG.

Net sales in 2004 amounted to MSEK 10 784 (9 663). Sales incl. intra-Group sales were MSEK 16 730 (15 139). The operating profit was MSEK 1 625 (1 431) with an operating margin of 9.7% (9.5).

Sales were significantly higher in Europe, North America and Asia, measured in local currencies and compared to last year.

The Industrial Division continued to create and maintain customer value by developing products, engineering services and systems in response to increasing customer needs. One of these systems, for example, is SKF's 18k concept gearbox. This comprises advanced engineering, the optimization of gear design, the full range of SKF Explorer bearings, the latest industrial seal technology, advanced lubrication know-how and mechatronics. A development partnership was established between SKF and Falk Corporation, one of the world's leading manufacturers of industrial mechanical power transmissions, to produce an innovative and powerful new gearbox.

A cylindrical roller bearing with SKF's low-friction, ceramic coating NoWear®, was chosen by Hansen Transmission, a worldwide leading gear manufacturer, to be installed at selected positions in one of their new gearbox applications. NoWear is a solution for applications with high load and speed variations.

SKF had a significant growth in sales to the wind energy market in 2004. SKF's German customer, REpower Systems AG, installed the first of its REpower 5M wind turbines. The turbine, which was erected in Germany, is currently the largest wind turbine in the world with a rotor diameter of 126 metres and 5 000 kW output. As REpower's turbine designers wanted to avail themselves of SKF's technical competence and knowledge with regard to rotating shafts, REpower Systems and SKF cooperated closely to develop a 2.7 ton CARB® toroidal roller bearing – the largest toroidal roller bearing ever manufactured – for the non-locating position of the main shaft arrangement. The locating position is given by a spherical roller bearing, also supplied by SKF. For picture see page 12.



The SONL bearing housing was introduced to the market in 2004. This new housing has been specially designed for oil lubrication. Its deep reservoir holds a large volume of oil. This means cooler oil and cooler oil means a longer bearing service life. An oil pick-up ring that hangs loose on the shaft next to the bearing turns with the shaft and picks up oil from the reservoir which then goes into the bearing. This kind of bearing housing is used where bearing speed and operating temperature are such that oil lubrication is necessary. The design also incorporates connections for circulating oil lubrication systems. The SONL bearing housing could be used in any process industry.



The Gigabox solution.

Railways

SKF is the leading rolling bearing supplier to the world railway industry, providing a full assortment of bearing-related products and services for freight cars, locomotives, multiple units and high-speed vehicles.

SKF and ContiTech have signed a development partnership agreement and have together developed a unique system for railway bogies that not only substantially reduces maintenance needs and costs but also wear on the rail tracks. This wheelset suspension system, the Gigabox solution, is an integration of rubber springs and hydraulic dampers into the axlebox equipped with compact tapered roller bearing units.

SKF gained important orders for sensorized railway bearing units. Siemens Transportation Systems chose SKF to deliver sensorized compact tapered bearing units for their bogies for a new generation of passenger coaches to be manufactured by the Italian rail vehicle manufacturer, Corifer. The sensor signals from the bearing units will be used for the anti-skid brake system, the automatic train control system and for the security system of the doors.

SKF Linear Motion and Precision Technologies (LM & PT)

LM & PT specializes in linear and high-precision motion and control solutions for customers such as machine tool builders, medical equipment companies and also for factory automation. LM & PT is gradually becoming the preferred development partner and supplier of solutions, subsystems and complete integrated systems within this business segment.

Among these products is a ceiling-mounted telescopic actuation system for Leica Medical Equipment for use in eye surgery microscopes. This SKF design allows doctors and surgeons to easily move the precision Leica Microscope system around the patient for observation or surgery.

SKF won a major order from the U. S. Steel Corporation, one of the largest steel producers in the United States, for an actuator solution to raise and lower the tundish car, which contains molten steel. The SKF solution offers a transition from hydraulic to electro-mechanical movement in the application and increases reliability and safety.

Manufacturing

The emphasis on operational excellence during the year led to good results and steady improvements in costs, flexibility and quality. There is now even sharper focus on the reduction of variability in order to achieve greater reliability. A new manufacturing structure to increase flexibility and enhance quality was established for high-precision bearings in Villar Perosa, and a successful pull system to reduce stock and throughput times was implemented for self-aligning ball bearings and cages in Göteborg.

Acquisitions

The work of integrating Willy Vogel AG, the lubrication system company that was acquired in 2004, progressed well during the year and moved further along than planned. The work is being carried out in the commercial, financial and product development sections, and in the main geographical areas there are joint customer-focused sales teams from Vogel and from both SKF's Industrial and Service Divisions. For picture see page 10.

The German SKF customer, MAQUET GmbH, makes surgical workplaces for the medical industry, mainly for imaging and surgical equipment. In close cooperation with MAQUET, SKF has applied mechatronic technology to develop a complete table-lifting system for use in image-guided surgery. The system includes electronics, motors, screws, guides, profiles, gears and sensors.






Sensation

Sales MSEK*


20 000
15 000
10 000
5 000
0
13 476
15 015
13 076
14 608
14 261
15 845
2002
2003
2004
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


2 000
1 500
1 000
500
0
1 421
1 416
1 683
2002
2003
2004

Additions to tangible assets MSEK*


80
60
40
20
0
59
41
65
2002
2003
2004

Registered number of employees*


5 000
4 000
3 000
2 000
1 000
0
4 527
4 685
4 831
2002
2003
2004

Net sales by segment


Services and service products 16%
SKF bearings 84%

Net sales by geographical area


North America 16%
Middle East & Africa 4%
Latin America 11%
Asia 27%
Central and Eastern Europe 11%
Western Europe 31%

* Previously published amounts have been reclassified to conform to current Group structure.



Phil Knights
President, Service Division

The Service Division is responsible for sales to the industrial aftermarket mainly via a network of some 7 000 distributors. The Division also supports industrial customers with knowledge-based service solutions to optimize plant asset efficiency. The business area SKF Reliability Systems offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts. SKF Logistics Services deals with logistics and distribution both for the SKF Group and external customers.

Net sales in 2004 amounted to MSEK 14 261 (13 076). Sales incl. intra-Group sales were MSEK 15 845 (14 608). The operating profit was MSEK 1 683 (1 416) with an operating margin of 10.6% (9.7).

Sales in Europe, Asia and Latin America, measured in local currencies, were significantly higher in 2004 than in 2003 and higher than in 2003 in North America.

Industrial Distribution

The first full year of implementation of the value-partner programme, "More with SKF", has enabled SKF to increase growth via industrial distributors around the world. Distributor conferences were held in Thailand, Greece and Italy for the Asian, Central and Eastern European and Western European areas. Attended by the principals of more than 500 leading distributors, the SKF business support programmes were met with a high level of enthusiasm as they provide distributors with greater value-added services. A key initiative was launched at the Western Europe conference. Called "The 360° Solution", this end-user marketing programme provides a segment and application-specific focus whereby distributors can build their business propositions to present to Maintenance Repair and Overhaul (MRO) customers.

Traded products from leading power transmission (PT) manufacturers continued to grow through SKF's distributor partner network. This attests to SKF's comprehensive global industrial distribution coverage and logistics capability through SKF Logistics Services. Investment and the implementation of new software have enhanced the capabilities of the sophisticated transport management system giving SKF a competitive advantage in industrial product distribution.

E-business order-line transactions for SKF on www.endorsia.com and www.ptplace.com grew 20% above the 2003 figure, the highest increase being in the USA as the implementation of these electronic networks in Europe had already matured. A similar speed of growth is projected for 2005 with emphasis on the Asian markets. More than 900 distributor branches are now S2S enabled – system-to-system – since the distributor's operating system is updated at the same time as orders are placed.

The bearing repair services include inspection, polishing, roller replacement and grinding as required to extend the life of large-size bearings.



Two new industrial maintenance centres opened in 2004, one in Moscow, Russia, and one in Damman, Saudi Arabia, increasing global coverage to eight centres.

SKF Certified Maintenance Partner

A new service introduced in late 2003 rose the number of SKF Certified Maintenance Partners to 30 partnerships in 2004. Qualified channel partners are trained to perform entry-level maintenance and reliability services, which are reinforced by SKF Reliability Systems' more advanced capabilities. These partnerships are expected to continue to grow as MRO customers favour distributors who can provide more extended value.

SKF Reliability Systems

In 2004, SKF Reliability Systems focused on consolidating the available products and service technologies. The objective has been to streamline the portfolio of hardware and software and provide maximum value added per market segment. There is a continued focus on the pulp and paper, hydrocarbon processing and power generation segments. In addition, new service solutions have been developed for the food and beverage and metal working segments. Contract sales for Integrated Maintenance Solutions (IMS) and Predictive Maintenance (PdM) were significantly higher than in 2003.

A recent contract with StoraEnso, one of the world's largest producers of wood and paper products, provides an example of the wide range of products and services SKF offers global customers. In addition to supplying bearings, developing product solutions for problem applications and performing mechanical services at many locations around the world, SKF has worked with StoraEnso to link five mills in Finland together with the SKF Machine Analyst software package, including all the hardware and software required to connect their operations to their industrial decision-support system.

In the wind-energy field, the SKF condition-monitoring system, SKF WindCon, maintained its position as market leader with additional orders received from the United Kingdom in 2004.

In 2004, SKF launched new and also redesigned maintenance products extending the range of mounting/dismounting tools, bearing installation heaters, grease, lubricants and laser-alignment systems.



Two new Industrial Maintenance Centres opened in 2004, one in Russia and one in Saudi Arabia. This brings the number of centres established globally to eight. Pictured here is the Moscow centre, which opened in November. It provides bearing repair services, machine-tool spindle repair and a comprehensive training course through the Reliability Maintenance Institute.

SKF has provided bearings, maintenance consulting, and an advanced condition-monitoring system for approximately 150 machines and more than 1 200 monitoring points for the new Statoil offshore platform for the Kristin gas and condensate field, scheduled for operation in late 2005.



Maintenance personnel have undergone a comprehensive training programme with a curriculum ranging from bearing installation and analysis to proper lubrication and condition monitoring.



Sales MSEK*


20 000
15 000
10 000
5 000
0
13 588
15 074
13 217
14 677
13 910
15 538
2002
2003
2004
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


600
450
300
150
0
501
431
601
2002
2003
2004

Additions to tangible assets MSEK*


800
600
400
200
0
663
455
440
2002
2003
2004

Registered number of employees*


12 000
9 000
6 000
3 000
0
10 133
9 604
9 758
2002
2003
2004

Net sales by segment


Vehicle replacement 26%
Other 5%
Trucks 15%
Cars 54%

Net sales by geographical area


Asia 6%
North America 29%
Latin America 5%
Central and Eastern Europe 1%
Western Europe 59%

* Previously published amounts have been reclassified to conform to current Group structure.



Tryggve Sthen
President, Automotive Division

The Automotive Division is responsible for sales to the car, light truck, heavy truck, bus and vehicle component industries and the vehicle service market, and also for product development and the production of bearings, seals and related products and service solutions. The products include wheel hub bearing units, taper roller bearings, seals, special automotive products and complete repair kits for the vehicle service market.

Net sales in 2004 amounted to MSEK 13 910 (13 217). Sales incl. intra-Group sales were MSEK 15 538 (14 677). The operating profit was MSEK 601 (431) with an operating margin of 3.9% (2.9).

Sales in Europe to the car and light truck industry were higher in 2004 than in 2003, measured in local currencies. Sales in North America were slightly lower. Sales to the heavy truck industry were significantly higher in 2004 than in 2003, both in Europe and in North America. Sales to the vehicle service market were significantly higher 2004 than in 2003.

Car segment

SKF gained significant new global business for McPherson strut bearing units. SKF is the only strut bearing supplier for a range of vehicles from Ford Motor Company, including the new Ford Focus, the Focus C-MAX, the new Volvo S40 and V50 and the new Mazda3. The integrated unit allows the McPherson strut to turn more smoothly with a low-friction torque and improves drive control and handling.

SKF was awarded a contract to supply rack seals for an upcoming Honda vehicle. SKF is currently a supplier of rack seals to Honda for the Accord model. The rack seals are designed to retain steering fluid in high-pressure applications while allowing for reduced friction in the rack and pinion gear.

The high performance of SKF seals due to unique materials and design has led to new business from Kayaba, one of the largest manufacturers of shock absorbers. In 2004, production of gas spring seals for Kayaba Japan started, as well as the manufacturing of pump seals for Kayaba Europe at the SKF plant in China.

Truck segment

SKF continued to strengthen its position as a supplier of compact, lubricated and fully adjusted truck wheel bearing units in all parts of the world. In 2004, SKF sales of units grew by nearly 25%. Europe is still the most important market, followed by North America, while geographic expansion efforts are well underway. Australia is one of the key markets, and in the prevailing tough conditions of the outback, a MAN F2000 truck fitted with SKF truck hub units recently completed more than 1.3 million trouble-free kilometres.



The X-Tracker as symmetric ball hub unit is a double-row angular contact ball bearing with the outboard row at a higher diameter and containing more balls than the inner row. This increases the hub stiffness up to 50% and supports higher forces produced during cornering.

Vehicle Service Market (VSM)

VSM has about 3 000 distributors around the world and added a number of new distributors in 2004, including UK Parts Alliance for the important UK market. Partnership programmes and end-user programmes are used to increase sales and loyalty in the whole distribution chain. Brazil and India are examples of developing markets where sales have grown significantly as a result of such programmes.

With the addition of about 600 new kits in 2004, the Vehicle Service Market now has a range of about 6 000 kits. Among the new ones is the Automatic Belt Tensioner for the auxiliary systems of trucks. The new design of the tensioner increases the life of both the belt and the rollers, providing increased uptime for fleet owners. Another newcomer is the maintenance-free Universal Joint kit, consisting of a spider and a maintenance-free bearing with optimal adoption between the parts. This kit reduces driveline maintenance costs for fleets and other truck operators.

Drive-by-wire

SKF was chosen as a development partner for the automotive project SPARC (Secure Propulsion using Advanced Redundant Control), funded by the European Commission. The consortium, headed by DaimlerChrysler AG, launched the project to substantially improve traffic safety and efficiency for heavy goods vehicles, using intelligent box-by-wire technologies in the powertrain and cockpit. The scalable vehicle concept will be shown in a heavy goods vehicle and a small passenger car by the end of 2006 and SKF will contribute with steer-by-wire technology for small passenger cars.

Support for motor racing

SKF's technical support helped contribute to Scuderia Ferrari's successes as the winner of the constructor's championship for the sixth year running and the driver's championship for the fifth consecutive year.

In North America, SKF's technical and commercial support helped Roush Racing win its second NASCAR Cup Championship in 2004.

Certification

Lloyds Register Quality Assurance upgraded the SKF Automotive Division to the ISO/TS 16949:2002 Global quality certificate. This is used in the automotive supply chain and accepted by all major customers as satisfying their very stringent requirements.



A new SKF Standard Line of Radial Shaft Seals for the most demanding requirements in general and automotive industry was launched in 2004. These seals have been developed for optimal use in all oil lubricated bearing arrangements, including aggressive, synthetic lubricants in high operating temperatures. The design of the seals can cut the customer's total bearing/seal arrangement costs. The seals are produced in SKF's facilities in China.





The McPherson strut bearing allows the strut and wheel to turn and helps carry the front load. The SKF unit has an integrated spring seat designed with new materials such as polymers. These simplify mounting and reduce space and weight.


Universal joint kit
SKF

Maintenance-free Universal Joint kit launched in 2004.

Sales MSEK*


8 000
6 000
4 000
2 000
0
1 903
6 676
1 833
6 459
1 931
6 702
2002
2003
2004
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*


500
400
300
200
100
0
418
214
329
2002
2003
2004

Additions to tangible assets MSEK*


500
400
300
200
100
0
350
203
250
2002
2003
2004

Registered number of employees*


12 000
9 000
6 000
3 000
0
8 078
7 615
7 417
2002
2003
2004

Net sales by segment


Other 17%
Electrical industry 57%
Two-wheelers 26%

Net sales by geographical area


North America 4%
Latin America 3%
Asia 30%
Western Europe 62%
Central and Eastern Europe 1%

* Previously published amounts have been reclassified to conform to current Group structure.



Giuseppe Donato
President, Electrical Division

The Electrical Division is responsible for sales to manufacturers of electric motors, household appliances, electrical components for the automotive industry, power tools, office machinery and two-wheelers and also for the product development and production of deep groove ball bearings and bearing seals. Of the Division's total sales, some 70% are made through other Divisions.

Net sales in 2004 amounted to MSEK 1 931 (1 833). Sales incl. intra-Group sales were MSEK 6 702 (6 459). The operating profit was MSEK 329 (214) with an operating margin of 4.9% (3.3).

Sales, measured in local currencies, were unchanged in Europe in 2004 compared with 2003. Sales in Asia were significantly higher than in 2003, mainly due to strong sales to the two-wheeler industry.

Electrical Industry

For sale to the household appliances industry, SKF introduced new value-added products with a washing machine drum support unit and a spider arm unit. In addition to the anti-friction features of the bearing the unit simplify the customers' assembly processes and improve the reliability of their machines. These units, which were sold from the start of 2004 to selected customers, are now being offered to other household appliances manufacturers.

In the USA, new business was gained from an electric motor manufacturer who was launching a new line of motors equipped with SKF bearings fitted with ceramic balls.

Two-wheelers

Sales to the producers of two-wheelers were higher in 2004 than in 2003. Continued weak development in Europe was more than compensated for by very strong growth in Asia. The new products launched in 2003 such as crankshaft and camshaft bearings have contributed to the rise in sales and the gain of new customers.

The new SKF Application Development Centre was officially inaugurated in November 2004. It is located in Bangalore, India, and offers two-wheeler customers worldwide, full design support, advanced calculation, prototyping, bearing failure analysis and testing. In the picture, Shivaram and Murali working on a four-stroke motorcycle engine.



The partnership between SKF and GAS GAS has accorded SKF visibility and recognition as "the brand" in this market segment. GAS GAS started up its business in 1974. The company is now producing 32 different models of bikes and is one of the leaders in Trial and Enduro championships.



SKF has run extensive training courses for two-wheeler mechanics in Indonesia to further deepen market penetration and strengthen customer loyalty.

New products and new technologies

In addition to the units for washing machines, several other new products were introduced to the market during the year.

SKF has developed a sensor unit that, acting as a pulley, allows the linear movements of cables or belts to be measured.

New sensor-bearing units, insensitive to very high magnetic fields, were launched to match the new generation of industrial electric motors, which generate magnetic fields that rule out the use of normal sensor units.

To meet the growing demand for engine and transmission electronic management, new applications are being developed for magnetic seals, so far used only in sensor-bearing units.

A new grease was designed and introduced as standard in deep groove ball bearings that are sealed and lubricated for life. It functions over a wide range of temperatures, providing SKF bearings with superior corrosion protection, high thermal stability and improving low temperature start-up performance.

Technical sponsorships

As in past years, SKF has continued to work as a partner of the leading European two-wheeler manufacturers and has assisted their racing teams. A new technical sponsorship agreement was concluded with the Spanish manufacturer Sherco in 2004.

All the SKF partners in the two-wheeler racing world achieved excellent results again in the respective world championships in 2004. Ducati Racing was the winner of the world championship for riders and manufacturers in the superbike class, and GAS GAS won the world indoor trial championship.

Certification

The seals business units in India and Italy were accredited as a recognized railway testing facility by the AAR (American Association of Railroads, Wheels, Axles, Bearing and Lubrication Committee). This certification will allow RFT Italy and CR India to tender in future in the US market for the supply of railway seals.

Manufacturing

The development of the Bulgarian factories continued during the year. Sales of forged and machined rings to several SKF units increased in 2004. The decision was taken to increase manufacturing of bearing seals during the year with further expansion planned for 2005.

Sales in China of deep groove ball bearings made in the factory in Shanghai increased as planned to selected customer segments. Export was also started to the Asian region.



Drum support unit



Spider arm unit

For Indesit Company, a major European producer, SKF has developed a new value-added product for top-loaded washing machines. It consists of a bearing, plastic housing and seal. Business was also gained with the introduction of a support unit for front-loaded washing machine drums. This consists of a hub unit bearing, sealing and a cast-iron spider arm.



Aero and Steel Division

Sales MSEK*



8 000
6 000
4 000
2 000
0
3 741
6 321
3 551
6 016
3 874
6 584
2002
2003
2004
Net sales
Sales incl. intra-Group sales

Operating profit MSEK*



400
300
200
100
0
213
-167
214
2002
2003
2004

Additions to tangible assets MSEK*



400
300
200
100
0
172
232
137
2002
2003
2004

Registered number of employees*



6 000
4 000
2 000
0
5 162
4 978
4 993
2002
2003
2004

Net sales by segment



Other 1%
Steel 53%
Aerospace 46%

Net sales, SKF Aerospace by geographical area



North America 46%
Western Europe 54%

* Previously published amounts have been reclassified to conform to current Group structure.



Kaj Thorén
President, Aero and Steel Division

SKF Aerospace is responsible for sales, product development and the production of bearings, seals and components for aircraft engines, gearboxes and airframes, subsystems for fly-by-wire solutions and also for offering various services including the repair of bearings.

Ovako Steel is responsible for sales, product development and the production of special steels and steel components for the bearing industry and also for other industries with demanding applications.

SKF Forgings and Rings is responsible for sales, product development and the production of forgings and rings for the bearing and automotive industry.

Net sales in 2004 amounted to MSEK 3 874 (3 551). Sales incl. intra-Group sales were MSEK 6 584 (6 016). The operating profit was MSEK 214 (-167) with an operating margin of 3.3% (-2.8).

SKF Aerospace

Global air traffic showed strong growth throughout the year with volume significantly higher. There was also a decline in the number of parked aircraft. Fixed-wing aircraft production was higher than in 2003, especially in Europe. Both helicopter and jet engine production were also higher in 2004. Consequently, the demand for bearings and components from the aerospace industry began to rise slowly. SKF sales in Europe in 2004 were slightly higher than in 2003, while they were unchanged in North America.

SKF has developed a number of innovative solutions for the new Airbus A380 aircraft and, in 2004, delivered the first lightweight titanium bearings. These offer weight-savings of up to 44% in landing gear and engine-attachment applications.

SKF's latest version of its fly-by-wire throttle control unit was certified for use on the Dassault Falcon 2000Easy and the Gulfstream G200. This new design provides for automatic throttle control, smoothing the transition when moving into, or out of, autopilot mode.

SKF's latest version of its fly-by-wire throttle control unit, developed by SARMA, an SKF subsidiary, has been certified for use in aircraft. A notable feature of the throttle control unit is that there is a smooth transition when moving into, or out of, autopilot mode. The action is virtually undetectable by the pilot.



The helicopter business remained strong throughout the year. One of SKF's British subsidiaries, Ampep Plc, received a significant order for Ampep XL pitch link spherical bearings from an American customer. Ampep is already the leading supplier of this type of bearing to the European helicopter manufacturers.

SKF concluded a new multi-year agreement with Rolls Royce in Europe and North America for the aeroengine and gearbox bearing business.

The SKF Aeroengine Services business continued to experience moderate growth in 2004. The difficulties for the airline industry, especially in North America, held back the growth of the aftermarket service business.

The rod-assembly plant, which was set up in 2003 at CR Aerospace, became fully operational in 2004, providing better service for rod customers in North America.

Ovako Steel

Ovako Steel reported net sales of MSEK 2 044 (1 660). Sales incl. intra-Group sales were MSEK 3 565 (2 956). The operating profit was MSEK 84 (-307).

Ovako Steel is one of the world's leading manufacturers of bearing steels and other high-quality steel grades. Approximately 90% of the sales are to European customers. The three main market segments are bearings, automotive and general engineering in Europe and North America.

The market demand from both SKF and external customers was stronger in 2004 than in 2003. This in combination with the impact of the major restructuring programme implemented in 2002 and 2003 had a positive effect on the result in 2004. Steel scrap and alloy prices reached record levels during the year and Ovako Steel implemented surcharges and succeeded thereby to in compensating for the price increases.

The external business developed well in 2004 and significant new orders were received in all market segments.

The development of new steel products for demanding applications continues. In 2004, Ovako Steel introduced the new IQ steel (Isotropic Quality) that offers similar mechanical properties in all directions. This will enable customers to enhance the performance of their products significantly.

SKF Forgings and Rings

SKF Forgings and Rings produces rings that are of precise, circular shape and meet exacting demands with regard to tolerances and material quality. The main customer is SKF, but the strategy is to grow sales to external customers. The share of the business that represents external sales grew for the fourth consecutive year.



The German company Liebherr, one of the world's leading manufacturers of off-road vehicles and mobile cranes, use several of Ovako Steel's Ovahyd products in the form of bars and tubes for their hydraulic cylinders. Ovahyd is the collective name for the new steel grades specially developed for hydraulic applications that make rigorous demands on performance.

A new forging press was installed at the Lüchow plant in Germany in 2004. This allows SKF to improve services and to gain additional external business.

Throttle control unit



SKF has invested in a new forging press for the Forgings and Rings facilities in Lüchow, Germany which represents the latest technology in horizontal hot forging. The manufacturing material is delivered directly from the truck to the bar rack and is automatically loaded into the induction heater. The new forging press processes hot-rolled steel bars to produce forged rings.





The term Six Sigma derives from mathematical processes. The name stands for a concept for achieving radical and systematic improvements where needed. Six Sigma represents 3.4 defects per million opportunities.

Six Sigma is the name of a programme which SKF was already running with success in a few of its units when the decision was taken to implement it throughout the entire SKF Group in 2004. The purpose of the programme is to bring about radical and lasting improvements where needed, and it can be applied to both manufacturing and administrative processes.

This work is done in the form of projects led by project leaders called Black Belts and Green Belts. These titles indicate the level of responsibility, special competence and specific training that is decided on for each of the two categories of project leaders.

The Black Belts are given comprehensive training in running Six Sigma projects and work full-time for up to two or three years to complete their assignments before returning to jobs in the line organization. Green Belts combine their ordinary jobs with part-time work on projects. They are also given training in how to run Six Sigma projects but to a lesser extent. At the end of 2004 there were 87 Black Belts and more than 430 Green Belts in the SKF Group.

Each Six Sigma project has to be clearly linked to operational and strategic goals, and the focus is on customer satisfaction and good results for SKF's business.

Information about Six Sigma has been spread throughout the company to the employees via management seminars and through a variety of measures to ensure the proper communication of its aims.

A number of projects were carried out in 2004 and, already in the same year, the savings resulting from the improvements that were made exceeded the cost of starting up the Six Sigma programme.

By using the Six Sigma tools, a large number of projects have improved administrative routines, enhanced the quality of manufacturing and lowered costs, etc. The efficacy of the Six Sigma programme is also well illustrated by the result of a project at the St. Cyr factory in France. The Black Belt project improved a number of what, for the SKF customer, were critical functions, and, at the same time, significantly increased the output of the production channel. In addition, a project run by the SKF subsidiary, Chicago Rawhide, in the USA to improve service to the aftermarket via its industrial distributors was so successful that, in April 2004, AIT, one of the leading industrial distributors in the USA, awarded Chicago Rawhide the title of "Vendor of the Year".

A Six Sigma project, led by Black Belt Stéphane Buchot (on left) at the St. Cyr factory in France.



Sustainability reporting by SKF

SKF has adopted the Sustainability Reporting Guidelines issued by the Global Reporting Initiative (GRI). The GRI is an international body promoting the voluntary reporting by organizations of the economic, environmental and social impacts of their activities, products and services.

The GRI Guidelines were issued in 2000 and updated in 2002. SKF adopted the Guidelines initially for its Environmental Report 2000. Data on social performance was included in the 2001 report. This 2004 report is based on applicable parts of the 2002 Guidelines. The sustainability data in the Annual Report 2004 has been submitted to a limited review in accordance with FAR's (the institute for the accountancy profession in Sweden) draft standard on independent limited reviews of voluntary separate sustainability reports and AccountAbility's AA1000 Assurance Standard.

A table is available on the Internet, see address on inside back cover, that shows the GRI core indicators and where in the SKF report the corresponding further information can be found.

Page

Organization, policies and management systems

ORGANIZATION

As a global company, SKF must pay special attention to sustainability issues in each country in which it operates. These issues are the responsibility of the respective SKF Division, and are overseen by the Corporate Sustainability department, working within Group Human Resources and Sustainability.

In each country in which the Group has manufacturing or logistics units, there is a Country Co-ordinator who oversees environmental, health and safety (EHS) issues at the local SKF facilities, and provides a link with the corporate staff.

A number of these Country Co-ordinators are also members of the corporate EHS audit team, which inspects SKF units at two-yearly intervals to ensure compliance with Group standards and national legislation.

The Group's "Zero Accidents" health and safety initiative is overseen by a Steering Group, with representation from all SKF Divisions, reporting to the Senior Vice President, Group Human Resources and Sustainability.

Stakeholder engagement

As with other international companies, SKF has many stakeholders interested in the Group's sustainability performance. These include customers, analysts, investors, shareholders, employees, suppliers, national and local authorities and communities.

Sharing Best Practice

It is SKF policy to spread best practice in sustainability throughout the Group, to maintain consistently high standards at all units. SKF is asked frequently also to assist other organizations with their sustainability efforts. An example in 2004 was provided by the Group's bearing factory at Nilai, in Malaysia.

SKF Bearing Industries (Malaysia) Sdn Bhd was one of the first factories in that country to be certified to the health and safety management standard OHSAS 18001, and was asked by the Department of Occupational Safety and Health to act as mentor to local industry, as part of the *government's Good Neighbourhood Programme*. The factory has developed a Local Sustainable Development Programme, which includes assistance to local factories implementing environmental, health and safety management systems.

During 2004 the SKF factory received further recognition for its work in the field of industrial safety, achieving first a Gold Award from the Malaysian Society of Occupational Safety and Health, and then the national government's Occupational Safety and Health Award in December 2004.

External recognition

Many investment funds and analysts working in the areas of ethical investment and sustainable development show a significant interest in SKF. Such stakeholders may obtain information on SKF from the Investors page of the SKF website www.skf.com, from sustainability indexes, or directly from the Group's Investor Relations department.

Tessa Tennant (left) and Joan Bavaria were joint winners of the City of Göteborg International Environmental Prize, which is sponsored by SKF.



SKF's bearing factory at Nilai, in Malaysia, received the national government's Occupational Health and Safety Award in 2004.



SKF's performance in the field of sustainable development was recognized by a number of external stakeholders in 2004. The Group was included in the Dow Jones Sustainability Indexes for the fifth year running. The Dow Jones Analysis placed the Group first in the Environmental Dimension of its sector, and first in the following specific areas within the sector:

- Environmental reporting
- Climate Strategy
- Project Finance
- Social Reporting
- Occupational Health and Safety

SKF was selected in 2004 for inclusion in the FTSE4Good Index Series, for the fourth year running, for its achievements in the field of Corporate Social Responsibility.

Sponsoring sustainable development
SKF is a sponsor of the City of Göteborg International Environmental Prize, which in 2004 awarded the prize jointly to Joan Bavaria, USA, and Tessa Tennant, UK, for their pioneering work in the field of "sustainable investment".

SKF's bearing factory in Schweinfurt, Germany, supports an art workshop Freedom to Move, which helps people with mental disabilities who are talented artistically. The factory hosted an exhibition of the artists' work during 2004.


Bewegungsfreiheit
Eintritt frei
10.05. – 30.07.'04

Table 1: Status of ISO 14001 implementation at SKF units. All other units were certified prior to 2004.

Country	Company	Target date
Bulgaria	SBB, Sopot	2005
China	SKF (Shanghai) Bearings Co. Ltd, Shanghai	2005
France	Vogel, Saumur	2006
Germany	Vogel, Berlin and Hockenheim	2006
Japan	Vogel, Osaka	2006
Ukraine	Lutsk Bearing Plant, Lutsk	2005
US	Vogel, Newport News	2006

POLICIES AND MANAGEMENT SYSTEMS

SKF policies
SKF's first environmental policy was issued in 1989. The policy is reviewed regularly, and was updated in 1994 and 1999, and revised in 2001 to increase the emphasis on health and safety. This environmental, health and safety policy can be viewed on the internet; see inside back cover.

External charters
The Business Charter for Sustainable Development was issued by the International Chamber of Commerce (ICC) more than 10 years ago and SKF was early to endorse this. As required by the ICC Charter, SKF applies the precautionary approach to the provision of products and services. Regular assessment of environmental risks, and programmes for preventive action, are a feature of the Group's environmental management system.

Furthermore, SKF adheres to the UN Global Compact Principles, the OECD Guidelines for Multinational Companies, and the ILO Declaration concerning multinational companies.

Management systems for sustainability
SKF's manufacturing units, technical and engineering centres, and distribution units are certified to ISO 14001, the international standard for environmental management. These units are included in a single Group-wide certificate, which at the end of 2004 encompassed 84 SKF sites in 24 countries.

A few units, mainly recent acquisitions, are excluded from the Group certificate, due to the time necessary to reach SKF standards. Implementation of ISO 14001 is ongoing at seven sites, with the aim of achieving certification in 2005 and 2006.

Towards excellence in health and safety
SKF decided in 2003 to aim for certification of the entire Group to OHSAS 18001, the international standard for occupational health and safety management. The target is approval by the end of 2005 for all units within the Group's current ISO 14001 certificate; that is, all manufacturing units, distribution centres, engineering and technical centres. Recent acquisitions will be handled according to a separate programme.

During 2004, fifteen SKF units were identified as Pilot Units for the certification project, and completed implementation of the OHSAS 18001 standard by the end of 2004, ahead of the schedule for the remainder of the Group. The Pilot Units are scheduled for external audit and certification during first quarter, 2005.

The objective of this certification is to assist the Group's drive towards zero accidents (work-related injuries and illness) at all units worldwide. Implementation of OHSAS 18001 will ensure that SKF units globally have similar high standards of health and safety management. Further information on SKF's Zero Accidents programme is given on page 103.

ENVIRONMENTAL PERFORMANCE

The previous SKF Sustainability Report, for 2003, was issued in March 2004, as an integral part of the SKF Annual Report. The scope of this 2004 report is similar, as there were no significant changes due to acquisitions or divestments. Data from Willy Wogel AG, acquired in 2004 is excluded, as data from acquired companies is incorporated in the Sustainability Report after one calendar year within the Group.

The environmental performance indicators published by the SKF Group are reviewed each year by the EHS Country Co-ordinators, to ensure they cover the most important environmental aspects. Some aspects, such as emissions to water, and noise levels, are strictly controlled by legislation in all countries in which SKF operates. This sustainability report focuses mainly on those aspects subject to voluntary control, such as consumption of energy and natural resources, where the Group has the aim of continual improvement.

Products and Services

SKF bearings help the environment

SKF bearings have a beneficial effect on the environment, due to their low friction properties. By reducing the friction needed for rotation and movement, SKF bearings cut the energy consumption of the machines in which they are installed. Saving energy leads to less depletion of fossil fuels, lower emissions of greenhouse gases such as carbon dioxide, and a cleaner environment.

SKF is continuing to develop and produce bearings with ever-lower friction levels. Another way in which this research produces environmental benefits is in the continual downsizing of bearings. A smaller, lighter bearing with the same load capacity as a larger one requires less raw material and energy to produce, and less energy to rotate.

Benefits in automotive applications

Downsized and therefore lighter bearings save energy also in mobile applications such as cars and trucks. Lower vehicle weight gives improved fuel economy, leading to reduced emissions and saving of fossil fuel. Smaller bearings also generally require less lubricant in use, reducing the amount of oil or grease consumed during the lifetime of the product.



SKF Explorer

The latest designs of SKF bearings can save power consumption at paper mills.



SKF Explorer class bearings

The SKF Explorer class of bearings is an example of the Group's development of ultra-low friction, high capacity products. SKF Explorer bearings allow downsizing, due to their higher load rating, and consume less energy in service than conventional bearings.

CARB® toroidal roller bearings

Another example of the Group's development of ultra-low friction, high capacity products is the CARB toroidal roller bearing. The design of this bearing allows it to accommodate axial movement internally without frictional resistance.

Environmental benefits quantified by Life Cycle Analysis

It is important for SKF, its customers, and society, to understand the environmental impact of the company's products and services. Life Cycle Analysis (LCA) is a recognized tool for such an assessment. An LCA was conducted in 2001, by Chalmers University of Technology, Göteborg, on SKF bearings. This study covered the environmental impact from the raw material stage to finished product, and transport. A further LCA in 2004, by the Swedish engineering consultancy Chalmers Industriteknik, studied the impact of SKF bearings in service, particularly the relationship between friction reduction and energy saving with the latest product designs.

The LCA focused on three different industrial segments where spherical roller bearings are the largest product group:

- Pulp and Paper
- Metals industry
- Mining and Construction

The friction and power loss of the CARB and downsized SKF Explorer spherical roller bearings were calculated and compared to SKF bearings available 15 years previously (1989).

The study showed that SKF customers who changed to CARB and SKF Explorer spherical roller bearings had saved a total of at least 75 MW of power at their plants, assuming only 100 hours of bearing operation. This energy saving corresponds to a saving of around 6 000 tons of carbon dioxide emissions from a coal-fired power plant. In reality, the bearings are operating from around 3 000 hours up to 30 000 hours during their lifetime, depending on application.

The LCA concluded that by fitting CARB and SKF Explorer spherical roller bearings, a paper mill could save around 4–5% of its power consumption.

Energy and hydrocarbon use

The total consumption of electrical energy at all SKF manufacturing units in 2004 was 1 860 GWh; about 5% more than in 2003. Production volumes increased by 8% in 2004. About 30% of the electrical energy was used in the steel mills and foundry in Sweden.

Cutting carbon dioxide emissions

SKF has since 2001 monitored the level of carbon dioxide (CO_2) emissions associated with its manufacturing operations. Carbon dioxide is a gas found naturally in the Earth's atmosphere, but is generated also by burning of most fuels. Excessive generation of CO_2 is considered to be a contributor to global warming.

The Life Cycle Analysis conducted on SKF bearings in 2001 by Chalmers University, Sweden, concluded that the main source of carbon dioxide emissions associated with SKF operations resulted from energy consumption: electricity, district heat, and heating fuels. The majority of such emissions are generated by the energy suppliers and not directly by SKF, but are monitored by the Group due to their environmental impact. Table 3 shows the CO_2 emissions generated by energy suppliers and by SKF units.

Table 2: Total consumption of electrical energy, fossil fuels and other hydrocarbons in 2001-2004 for the SKF Group.

	Units	2004	2003	2002	2001
Electrical energy	GWh	1860	1 770	1 730	1 760
Fuel oil	tons	13 310	15 000	13 250	14 300
Natural gas	1 000m³ (std)	39 460	42 350	45 150	50 130
Coal [1]	tons [2]	11 460	10 240	9 860	10 220
Liquefied petroleum gas	tons	18 220	17 670	17 430	18 030
Oils	tons	11 880	10 600	10 800	10 290
Grease	tons	1 750	1 450	1 420	1 210
Synthetic rubber	tons	4 530	4 530	4 760	4 140
Solvents	tons	2 030	2 040	2 260	2 200
Production volume change	%	+ 8	+ 3	+ 4	

[1] Coal (carbon) is used by SKF as an alloying element in steel production, not as a fuel.
[2] Only metric tons are used in this report.

Table 3: Carbon dioxide emissions associated with energy consumption by SKF.

	CO2 equivalent, tons CO2			
Energy source	2004	2003	2002	2001
Emissions generated by energy suppliers to SKF				
Electricity	291 040	313 990	313 800	283 230
Heating energy	66 850	67 420	64 790	71 270
Total	**357 890**	**381 410**	**378 590**	**354 500**
Emissions generated directly by SKF units				
LPG	54 660	53 020	52 310	54 090
Fuel oil	42 580	47 990	42 400	45 690
Natural gas	78 930	84 700	90 310	100 690
Total	**176 170**	**185 710**	**185 020**	**200 470**
Total emissions generated by SKF and energy suppliers	**534 040**	**567 120**	**563 610**	**554 970**
Production volume change %	+ 8	+ 3	+ 4	

All figures are accurately calculated and then rounded down/up.

SKF has for some years run energy reduction programmes at all units. To increase further the emphasis on energy saving, a Group target for reduction of carbon dioxide emissions was introduced in 2002. The aim is to reduce the level of CO_2 emissions by 10% by 2007, based on the level of emissions and production volume in 2002.

In 2004, the level of CO_2 emissions decreased by 6% compared with 2003, while the production volume increased by 8%. Compared with the target's base year of 2002, production levels have increased by 11%, while emissions have decreased by 5% in the same period.

The 2004 reduction of CO_2 emissions can be attributed partly to cleaner electricity production by the Group's energy suppliers. For instance, SKF Argentina S.A., in Tortuguitas, changed in mid-2004 to an energy supplier providing electricity from hydro power stations, and reduced its CO_2 emissions total for the year by around 4 000 tons. Energy reduction programmes by SKF units world-wide were also a contributor to the Group's attainment of its target for CO_2 emissions reduction. Some examples of these programmes are given here.

Cutting emissions in Austria

SKF Österreich AG, in Steyr, Austria started in 2003 on a four-year investment project for reduction of carbon dioxide emissions. The main feature of the programme is the thermal upgrading of the factory buildings, by replacing the numerous windows in the factory roofs with glass panels having improved heat insulating properties. The subsequent drop in consumption of heating energy was equivalent to a saving of around 150 tons of CO_2 emissions in 2004. Higher reductions are expected when the project is completed in 2007.

Heat recycling in Sweden

In 2004, SKF Sverige AB, in Göteborg, completed installation of a new facility for heat treatment of bearing rings. The facility comprises two furnaces, each with a capacity of 2 million rings per year. The furnaces are heated by natural gas, and excess heat is recovered and used to heat the factory buildings. The calculated saving in carbon dioxide emissions from the heat recovery system is around 400 tons per year.

Reducing energy costs in France

Société Vendéenne de Roulements, SKF's bearing factory at Fontenay, in France, implemented an energy-saving programme in 2004, which focused on compressed air usage and heating economy. In view of the environmental benefit, the project was funded partly by the government agency Agency of Environment and Energy Control (ADEME).

Compressed air usage was minimized by a rigorous campaign to identify and repair leaks; by reducing the operating pressure, and by improved management of the compressors. Heating energy was reduced by improved management of the

At SKF Österreich, in Steyr, Austria, all windows (upper right) in the factory roof (left) are being replaced with glass panels which have better heat insulation. In the thermograph (lower right) the old windows on the left side show an outside temperature of 9°C, while the replacements are at only 3°C, resulting in less heat loss.



boiler system and air conditioning. The efficiency improvements in 2004 gave a cost saving of more than double the investment cost, and a reduction of CO_2 emissions of around 500 tons per year.

Materials

Bearing and seal production represent about 90% of all manufacturing in SKF. The main raw material for bearings is steel, and this is almost entirely derived from steel scrap (recycled steel). A small percentage of other materials, such as lime and ferroalloys, is added at the steel mill. Impurities are then removed, leaving an ultra-clean steel suitable for production of high quality bearings.

The main raw materials at the seal manufacturing plants are steel and rubber (mainly synthetic).

Table 4: Recycling[1] percentages for main residual products.

Material	Total quantity 2004	Recycling % 2004	Recycling % 2003	Recycling % 2002	Recycling % 2001
Turning chips	104 140 tons	100	100	100	100
Grinding swarf	24 410 tons	62	66	58	74
Used oil	6 260 tons	75	73	69	77
Paper and carton [2]	3 590 tons	92	92	90	95

[1] Incineration is considered as recycling if it includes energy recovery.
[2] The quantity is probably somewhat underestimated, because some paper is discarded together with miscellaneous waste.

Water

Water consumption in the Group during 2004 was 9.68 million cubic metres, compared with 10.7 million cubic metres in 2003. A downward trend in consumption has been evident since 2001, reflecting the Group's conservation activities. SKF Industrie S.p.A, in Airasca, Italy, reduced water consumption by around 750 000 cubic metres in 2004, by investing in closed circuit systems for cooling of production machines.

Waste management

Practically all metal scrap from SKF operations, totalling about 300 000 tons in 2004, is recycled. The recycling percentages for the main residual products are shown in Table 4.

A new heat treatment facility (right) at SKF Sverige, in Göteborg, Sweden, incorporates a heat recovery system on the factory roof (left), to reduce CO_2 emissions and save cost.





Compliance

Compliance with all laws is a strict requirement throughout SKF. The Group had one minor non-compliance with environmental regulations in 2004. This occurred at the SBB bearing factory in Karnare, Bulgaria, when discharged waste water exceeded the permitted limit for trace chemicals on one occasion. Corrective action was implemented to prevent a recurrence.

Clean-up actions

SKF's manufacturing operations are designed to prevent environmental pollution. Like other long-established industrial companies SKF is involved in some remediation projects, resulting from historical activities. For ongoing remediation projects relevant provisions have been made.

Before any acquisition, an environmental due diligence assessment is conducted to identify whether a clean-up is required. Potential liabilities identified by a preliminary investigation (Phase I) may be subjected to a further investigation (Phase II). SKF conducts similar environmental assessments also before divesting property.

Landfills

Many SKF factories have disposed of various wastes at approved landfills. Because of stricter laws and regulations - some with retroactive effect - concerning landfill disposal, a few SKF companies are currently involved in clean-up of old landfills, most of which have not been used for many years. The majority of these cases concern so-called Superfund sites in the United States. In most of these cases SKF USA Inc. was one of many companies contributing to the waste disposal at the landfill in the past, and in general the SKF share is very low - a few percent or less. Relevant provisions have been made to cover these costs.

The Ovako Steel mills at Hofors and Hällefors, in Sweden, have for some years had landfill operations, approved by the authorities, on their sites. To ensure future compliance with new legislation, provisions have been made for closure and maintenance of the landfills. The company has a research programme aimed at elimination of landfilling in the future.

Environmental performance data

Environmental performance data for all SKF factories can be viewed on the Internet; see inside back cover for details. The indicators monitored and reported by the Group are shown in Table 5.

Table 5:
Environmental indicators reported by SKF.

Material	Indicator
Raw material-metal	Quantity consumed
-rubber	Quantity consumed
Turning chips	Quantity generated
	% recycled
Other metal scrap	Quantity generated
	% recycled
Grinding swarf	Quantity generated
	% recycled
Used oil	Quantity generated
	% recycled
Paper and carton	Quantity generated
	% recycled
Water	Quantity consumed
Heating energy	Quantity consumed
Heating energy - CO_2 equivalent	Quantity
Electricity	Quantity consumed
Electricity - CO_2 equivalent	Quantity
Fuel oil	Quantity consumed
Natural gas	Quantity consumed
Carbon	Quantity consumed
LPG	Quantity consumed
Alcohols	Quantity consumed
Solvents	Quantity consumed
Oils	Quantity consumed
Grease	Quantity consumed
PCB on site	Present on site: Yes/No
Ozone depleters - Class I	Quantity consumed
Ozone depleters - Class II	Quantity consumed
Waste to Landfill	Quantity

SKF's bearing factory at Fontenay, France, reduced costs and carbon dioxide emissions in 2004 by improved control of heating and compressed air. One of the factory's monitors for compressed air is shown on the right.





SOCIAL PERFORMANCE

Human resources

As the world's leading supplier of bearings and related products and services, SKF must attract, develop and retain the best people in the industry.

The geographical distribution of the workforce at the main SKF facilities is shown in Chart 1. The proportion in full-time employment was 94% in 2004, while the average retention rate of employees was 96%.

Chart 1: Geographical distribution of SKF employees


Middle East and Africa
Asia
Latin America
North America
Central and Eastern Europe
Sweden
Western Europe excl. Sweden

Developing people and the business

SKF is determined to be an attractive employer, offering fulfilling careers with opportunities for development and progression. The Group has links with many educational institutions; a new partnership was formed in 2004 in China. SKF and Jiao Tong University, School of Mechanical Engineering, Shanghai, signed a three-year agreement in 2004 for a joint Internship Programme.

Established in 1896, Jiao Tong University is one of the most famous in China, and its School of Mechanical Engineering has received awards from Government Ministries and State Departments. Under the agreement, SKF has established a scholarship programme, and provides the school with tools and materials, and technical training. It also runs an internship programme to help the students integrate theory with practical experience. With the continuing expansion of SKF's business in China, recruitment of the best people is a key to success. The co-operation with Jiao Tong University will help SKF to identify and nurture talented employees that can contribute to the development of SKF in China.

World Works Council

SKF operates both a World Works Council and a European Works Council. At the council meetings, representatives for the employees meet with Group Management to discuss matters of importance to the Group and its employees. A meeting of the World Works Council was held at Pamplona, Spain, in 2004. The 2005 meeting will be in Germany.

SKF has a scholarship programme with Jiao Tong University, in Shanghai, China.



Students shown here joined the SKF Internship Programme at Jiao Tong University in July 2004.



Working with local communities

An international company can contribute to the regions in which it operates; both nationally through the payment of taxes and social charges and locally, by providing employment, training, and other social benefits. In addition, SKF units around the world are involved in numerous projects to assist local communities with social development. An example is provided by SKF's bearing factory at Cajamar, near São Paulo in Brazil.

The factory is a sponsor of "Meninos do Morumbi", a social project for children from the "favelas" (slum quarters) of the district of Morumbi, São Paulo. The project provides food and training, along with some fun activities, while encouraging and preparing the children to enter the state school system.

Family Day at Lutsk

The Lutsk Bearing Plant at Lutsk, in Ukraine opened its doors to the local community in August 2004 with a Family Day, when all the employees and their families were invited to a day of festivities, with an opportunity to tour the factory. The factory, which is one of the largest in SKF, has been modernized extensively since acquisition by the Group in 1998, with a strong focus on environmental and safety improvements.

Table 6: A summary of social performance data for the SKF Group.

SKF data	
Percentage of units with independent trade unions	71 %
Percentage of units with joint health and safety committees	93%
Units with HIV/AIDS programmes	9
Percentage of units with women in senior management positions	67 %
Percentage of units with freedom of association policy allowing collective bargaining	100 %
Noncompliances with child labour laws	0
Registered grievances for forced/compulsory labour	0

Visitors to the factory were able to see how working conditions have improved since SKF ownership, by comparing the refurbished areas with a few parts of the building which are still to be modernized. The Lutsk factory will be certified to the environmental management standard ISO 14001 in 2005.

Code of Conduct

The SKF Code of Conduct is a code of business ethics, which includes policies covering responsibilities towards employees and such issues as equality of opportunity, human rights, freedom of association, and health and safety. The Group strives particularly for diversity in its various work teams.

During 2004 SKF introduced a procedure for internal verification of compliance by all units with the Code of Conduct. Units are inspected at two-year intervals by a corporate audit team.

Compliance audits were completed in 2004 at 13 units in Europe, and at facilities in Brazil, Canada, China, India, Indonesia, Japan and the US. The audits showed excellent compliance generally at these units. In a few cases minor discrepancies were found, and corrected promptly.

Further information

A summary of further information on SKF's social performance is provided in Table 6.

This building in São Paulo, Brazil houses the "Meninos do Morumbi" social project: a charity for local children, sponsored by SKF. The charity gives children training in crafts such as metalworking (shown here, right) and encourages them to attend school.




SKF

Table 7: Health and safety statistics for the SKF Group.

Parameter	Result 2004	2003	2002	2001	2000
Number of reporting units [1]	171	162	151	143	93
Number of units with zero accidents for one year minimum	59	58	49	39	9
Number of units qualifying for "Zero Accidents Award" [2]	36	42	32	21	N/A [3]
Number of "recordable" accidents in the Group	833	910	1 175	1 517	947 [4]
Accident rate [5]	2.69	3.0	3.98	4.96	6.0
Number of employees (registered) [6]	39 867	38 700	39 739	38 091	40 401

1 The number of reporting units increased between 2000 and 2004, as Service units were added; and larger sites were split into Business Units for monitoring purposes.
2 Requires a minimum of 50 000 production hours per year.
3 The Zero Accident Award scheme started in 2001.
4 Number of accidents during the six-month period after the start of the Zero Accidents initiative in July 2000.
5 Accident rate is the average for monitored units within the Group. Sales and administration offices are not monitored by the Zero Accidents programme, as the safety risks are relatively low in these areas.
6 Includes sales and administration offices.

Health and Safety

SKF introduced a Zero Accidents initiative in 2000, and many units in the Group achieved the target of zero incidents of work-related injury and illness in 2004. The Group's progress towards zero accidents is shown in Chart 2 and Table 7.

Zero Accidents

Zero Accidents is a commitment to accident-free workplaces, based on the premise that every work-related injury and illness can be prevented. The focus of the initiative is therefore on accident *prevention* rather than accident *reduction*.

The Zero Accidents strategy requires all units to report work-related accidents and injuries to the Steering Group on a regular basis, with the results being monitored by Group Management. This allows Corporate and Divisional staff to focus improvement efforts on those units which may benefit most from available expertise within SKF.

SKF believes there is no acceptance level for accidents above zero, and the Zero Accidents initiative breaks with traditional practice in industry in having no intermediate targets for accident reduction.

While the Zero Accidents initiative applies to all units and employees in the Group, monitoring of accidents is focused on the higher risk areas such as factories, distribution centres and customer service units. Those units involved in sales and administration only are excluded, as the safety risks are relatively low in these areas.

The accident rate for the Group is calculated using the formula:

Accident Rate = Rx200 000 / H
where R = number of recordable accidents,
and H = total hours worked

This formula is provided by the US Occupational Safety and Health Administration.

Continuing progress towards zero accidents

The Group's progress towards zero work-related illness and injuries is shown by Chart 2. Since monitoring of corporate accident statistics started in 1994, SKF has reduced the accident rate Group-wide by about 80%. The rate has fallen by about two thirds since the start of the Zero Accidents programme in 2000.

Recognition for excellence

The Group introduced a Zero Accidents Award in 2001, to highlight excellent performance in health and safety management. The award is given to SKF units which achieve one year without a work-related injury or illness. A Silver Award is achieved after two years, with a Gold Award for three years of accident-free working. A minimum of 50 000 production hours per year must be worked for a unit to qualify for an award.

SKF's bearing factory at Lutsk in Ukraine is one of the largest in the SKF Group. The factory hosted a Family Day in 2004, encouraging the employees' families to see how working conditions and facilities have improved since SKF acquired ownership of the plant in 1998.


ЛПЗ
ДЕНЬ СІМ'Ї



Chart 2: This graph shows the accident rate for the SKF Group since monitoring of corporate statistics started in 1994.


15
12
9
6
3
0
94 95 96 97 98 99 00 01 02 03 04

Accident rate is the average for monitored units within the Group. Sales and administration offices are not monitored by the Zero Accidents programme, as the safety risks are relatively low in these areas.



SKF's seals factory at Hobart, in Oklahoma, USA, received a safety award from the State authorities in 2004. Seen here at the presentation ceremony are (from left) Lt. Governor Mary Fallin, Jacky Calvery and Carol Jumper (SKF), Jon Hansen (Assistant Fire Chief, Oklahoma City), Linda Dirickson and Tammy Phares (SKF) and Dave Schmidt (Executive Director, Oklahoma Safety Council).

A total of 36 SKF units achieved the Zero Accidents Award in 2004. This includes 16 units receiving Gold Awards for a minimum of three consecutive years of accident-free working. Of these, seven have worked for four years without a recordable accident. A list of award winners is available on the internet; see inside back cover.

Award winning performance in Oklahoma

The Chicago Rawhide (CR) seals factory in Hobart, Oklahoma, US, received two external awards in 2004 for excellent safety performance. In addition to the "2004 Award of Excellence for Safety" from the State of Oklahoma's Department of Labor, they achieved the "2004 Governor's Award for Outstanding Achievements in Safety and Health" from the Oklahoma Safety Council. This recognition was achieved through the combined efforts of the employees and management in re-focusing their safety efforts. One of the key factors in the CR unit's programmes for safety improvement was the heightened attention to safety awareness of the workforce.

Information for customers

Information on safety precautions for the handling and installation of SKF products is available in the SKF Bearing Maintenance Handbook, available from SKF sales offices.

Glossary

Carbon dioxide – A common gas with the chemical formula CO_2. This gas is generated in various processes in nature and in combustion of most fuels. CO_2 contributes to the global greenhouse effect.

EHS – Environment, health and safety.

Elastomer – Synthetic rubber.

Ferroalloy – Alloy containing iron and one or more other metals. Used as a raw material in steel mills for obtaining the desired composition of the steel.

Gigawatt hour (GWh) – One million kilowatt hours (kWh). Measure of electrical energy quantity.

Global warming – Increase in the average temperature world-wide, believed to be due to the greenhouse effect.

Greenhouse effect – The effect of certain gases when reaching the atmosphere to cause a reduction of heat radiation from the earth, thereby probably causing global warming.

Grinding swarf – Debris from grinding operations. Contains particles from the ground component and the grinding wheel, and some of the coolant used.

Landfill – Designated area for disposal of waste.

Life cycle analysis – Systematic analysis of all environmental impacts of a product during its entire life cycle, i.e. from raw material to end-of-life product recovery or disposal.

Lime – Calcium oxide. Produced from limestone (common mineral) and used extensively as a slag forming agent in the steel industry.

Linear products – Precision manufactured components, units and systems for linear movements.

Liquefied Petroleum Gas (LPG) – Propane, butane or similar hydrocarbon gas, compressed to liquid form.

Lubricant – Grease, oil or other substance to facilitate the motion of surfaces relative to each other, e.g in a bearing.

Remediation – Clean-up and restoration of a contaminated site.

Residual product – Other product than the main product from a production process. It may or may not have a net value. Residual products without a positive net value are wastes.

Superfund site – Old landfill or plant site in the United States with soil or groundwater contamination, subject to a remediation programme according to a federal law. Remediation funding is provided by those who contributed to the contamination.

AA 1000 Assurance Standard

The sustainability data in the Annual Report 2004 has been submitted to a limited review in accordance with the British organization AccountAbility's AA1000 Assurance Standard. AA1000 AS is an internationally recognized standard for assessing, verifying and strengthening an organization's sustainability reporting. The AA1000 Assurance Standard is designed to be consistent with, and to enhance, the GRI Sustainability Reporting Guidelines. The standard requires the independent auditors to assess a sustainability report against three main principles:

Principle 1: Materiality

This principle requires the independent auditors, as part of the limited review process, to evaluate the extent to which SKF has included all the information on its sustainability performance that is required by its major stakeholders in order for them to be able to make informed judgments, decisions and actions.

Principle 2: Completeness

This principle requires the independent auditors, as part of the limited review process, to evaluate the extent to which SKF can identify and understand material aspects of its sustainability performance.

Principle 3: Responsiveness

This principle requires the independent auditors, as part of the limited review process, to evaluate whether SKF responds to stakeholder concerns, policies and relevant standards, and communicates these responses adequately in the sustainability information.

SKF has chosen to submit its Sustainability Report 2004 to a limited review in accordance with AA1000 AS, as part of the Group's aim for continual improvement in all areas of sustainability.

Statement of limited review

To the readers of SKF's sustainability report:

At the request of AB SKF, we have performed a limited review of SKF's sustainability information and performance data for 2004. The sustainability report is given on pages 93-105 in the SKF Annual Report 2004 including Sustainability Report, and on SKF's website on the internet in the form of Environmental performance data, Zero Accidents Award winners and Compliance with GRI Guidelines (http://investors.skf.com/ri4/).

Our engagement consisted of performing a limited review of quantitative and qualitative information in the sustainability report. The purpose of our limited review is to express whether we have found any indications that the sustainability report is not, in all material respects, performed in accordance with the criteria stated below. The limited review has been performed in accordance with FAR's (the institute for the accountancy profession in Sweden) draft standard on independent limited reviews of voluntary separate sustainability reports and AccountAbility's AA1000 Assurance Standard.

In accordance with the AA1000 Assurance Standard, we confirm that we are independent of AB SKF.

The SKF sustainability report was approved by SKF's Group Management in January 2005. SKF's Group Management is responsible for organizing and integrating sustainability activities with the operations and for the sustainability report. Our task is to express a report on the information in the sustainability report based on our limited review.

The sustainability report has been prepared based on applicable parts of "2002 Sustainability Reporting Guidelines" issued by the Global Reporting Initiative (GRI). These form the criteria used to evaluate our limited review procedures.

The scope of our limited review procedures included the following activities:

- Discussion with representatives for management on the compilation of sustainability data and information and on the process of developing the sustainability report.
- Review of information on the scope and limitations of the content of the sustainability report.
- Review of SKF's principles for reporting sustainability data and information.
- Limited review of SKF's systems and routines for registration, accounting and reporting of sustainability performance and data.
- Interviews with certain external and internal stakeholders to verify that SKF responds to important stakeholders concerns in the public sustainability information.
- Interviews and visits to a number of units in order to assure that material sustainability conditions are disclosed in the sustainability report and that sustainability performance and data are reported, in all material respects, on a standardized format and in accordance with the reporting principles.
- Review of underlying documentation, on a test basis, to assess whether the information in the sustainability report is based on that documentation.
- Review of the report on compliance with legislation, permits and conditions related to sustainability.
- Review to assess that the content of the sustainability report does not contradict other information in the SKF Annual Report 2004 including Sustainability Report.
- Discussion with parts of the management on the results of our limited review.

Based on our limited review procedures, nothing has come to our attention that causes us to believe that SKF's sustainability report 2004 has not, in all material respects, been prepared in accordance with the above stated criteria.

Göteborg, January 31, 2005
Deloitte &Touche AB

Hans Pihl
Authorized Public Accountant

Elected by the Annual General Meeting

* member of the Remuneration Committee ** member of the Audit Committee



Anders Scharp * **
Born 1934. Chairman.
Board member since 1992.
Chairman of the SKF Remuneration Committee.
Chairman Saab AB and AB Nederman.
Board member Investor AB.
Shareholding in SKF: 25 000



Tom Johnstone
Born 1955. President and
Chief Executive Officer.
Board member since 2003.
Shareholding in SKF: 2 400 and
25 483 stock options



Sören Gyll *
Born 1940. Board member since 1997.
Board member Skanska AB, SCA Svenska
Cellulosa Aktiebolaget, Medicover S.A. (Belgium)
and The Royal Swedish Academy of Engineering
Sciences (IVA).
Shareholding in SKF: 2 000



Vito H. Baumgartner *
Born 1940. Board member since 1998.
Board member Partnerre Ltd, Northern Trust
Global Services Ltd and Scania.
Shareholding in SKF: 600



Ulla Litzén **
Born 1956. Board member since 1998.
President, W Capital Management AB.
Board member Atlas Copco AB, Investor AB,
Karo Bio AB and Posten AB.
Shareholding in SKF: 7 100



Clas Åke Hedström **
Born 1939. Board member since 2000.
Chairman of the SKF Audit Committee.
Chairman of the Board Sandvik AB.
Shareholding in SKF: 1 000

Philip N. Green **
Born 1953. Board member since 2000.
Director and Chief Executive Officer of Royal
P&O Nedlloyd N.V. Director and Chief Executive
Officer of P&O Nedlloyd Container Line Ltd.
Board member of The Chamber of Shipping,
International Advisory Council member Port of
Singapore, Member of the Advisory Board
London Business School, Trustee of the
Philharmonia Orchestra and Fellow of the
Royal Society of Arts (FRSA).





Winnie Kin Wah Fok
Born 1956. Board member since 2004.
Board member Global Beauty International Limited
and Memorex Holdings Ltd.
Shareholding in SKF: 500

Employee representatives



Göran Johansson
Born 1945. Board member since 1975.
Chairman Executive Committee of the City Council of Göteborg.
Chairman Liseberg AB.
Shareholding in SKF: 100



Lennart Larsson
Born 1948. Board member since 2004.
Chairman SIF (The Swedish Union of Clerical and Technical Employees in Industry), SKF, Göteborg.
Shareholding in SKF: 2



Kennet Carlsson
Born 1962. Deputy board member since 2001.
Chairman Metalworkers' Union, SKF, Göteborg and SKF Workers World Council, Göteborg.



Anders Olsson
Born 1952. Deputy board member since 1998.
Board member SIF (The Swedish Union of Clerical and Technical Employees in Industry) Ovako Steel AB, Hällefors.
Shareholding in SKF: 33



Honorary chairman

Lennart Johansson
Honorary Chairman of the Board of Directors of AB SKF.

Auditor

Hans Pihl
Authorized Public Accountant
Arthur Andersen

Management as of from 2005-01-01

* member of the Group Executive Committee



Tom Johnstone*
President and Chief Executive Officer
Born 1955
Employed since 1977
Shareholding in SKF: 2 400 and 25 483 stock options



Gunnar Gremlin
Executive Vice President, AB SKF and President, SKF (China) Investment Co. Ltd
Born 1945
Employed since 1969
Shareholding in SKF: 300 and 11 793 stock options
Board member: Nederman Holding AB, Dyckerhoff AG and Wafangdian Bearing Co. Ltd



Christer Gyberg
Executive Vice President, AB SKF, President SKF GmbH, Schweinfurt and Group Supply Chain, IT and Purchasing
Born 1947
Employed since 1972
Shareholding in SKF: 7 000 and 19 483 stock options
Board member: Centaur Utveckling AB



Tore Bertilsson*
Group Finance
Born 1951
Employed since 1989
Shareholding in SKF: 2 000 and 19 483 stock options
Board member: Trygg-stiftelsen, Ågrenska AB and Momentum Maintenance Supply AB



Phil Knights*
Service Division
Born 1948
Employed 1987-1993 and since 1996.
Shareholding in SKF: 2 100 and 25 483 stock options
Board member: Endorsia.com International AB and CoLinx, LLC



Tryggve Sthen*
Automotive Division
Born 1952
Employed since 2003
Shareholding in SKF: 10 000 stock options



Giuseppe Donato*
Electrical Division
Born 1944
Employed since 1979
Shareholding in SKF: 19 483 stock options



Kaj Thorén*
Aero and Steel Division
Born 1944
Employed since 1975
Shareholding in SKF: 5 051 and 17 793 stock options
Board member: FlexLink AB, Tradex Converting AB and The Association of Swedish Engineering Industries



Alrik Danielson*
Industrial Division
Born 1962
Employed since 1987.
Left SKF in February, 2005.
Shareholding in SKF: 3 897
stock options



Henrik Lange
Group Business Development
Born 1961
Employed 1988-2000
and since 2003
Board member:
Endorsia.com International AB

As of January 24, 2005
President, Industrial Division



Carina Bergfelt
Group Legal
Born 1960
Employed since 1990
Shareholding in SKF:
11 793 stock options
Board member: The Association
of Exchange-listed Companies



Lars G Malmer
Group Communication
Born 1943
Employed since 1974
Shareholding in SKF: 1 200
and 11 793 stock options
Board member: West Sweden
Chamber of Commerce and Industry,
International Council of Swedish
Industries and Chalmers Teknikpark



Eva Hansdotter
Group Human Resources
and Sustainability
Born 1962
Employed since 1987
Shareholding in SKF:
2 000 stock options



Riccardo Dell'Anna
Group Technology and
Quality Development
Born 1955
Employed since 1980
Shareholding in SKF:
5 897 stock options
Chairman: AICQ P
Board member: CERTO,
Academician International
Academy for Quality



Sten Malmström
SKF USA Inc.
Born 1943
Employed since 1973
Shareholding in SKF: 1 527
and 5 793 stock options
Board member: The Swedish-
American Chamber of Commerce
and Manufacturers Alliance/MAPI



Magnus Johansson
Six Sigma
Born 1955
Employed 1981-2002
and since 2004

Seven-year review of the SKF Group

Amounts in millions of Swedish kronor unless otherwise stated	1998	1999	2000	2001	2002	2003	2004
Income statements							
Net sales	37 688	36 693	39 848	43 370	42 430	41 377	**44 826**
whereof Sweden	1 983	1 674	1 850	1 793	1 924	2 010	**2 228**
Operating expenses	- 37 648	- 34 576	- 36 363	- 39 852	- 38 480	- 38 197	**- 40 396**
Other operating income and expenses, net	- 928	403	182	104	40	100	**72**
Profit/loss in associated companies	- 111	–	7	12	32	19	**- 3**
Operating profit/loss	- 999	2 520	3 674	3 634	4 022	3 299	**4 499**
Financial income and expense, net	- 1 064	- 751	- 672	- 514	- 480	- 506	**- 347**
Profit/loss before taxes	- 2 063	1 769	3 002	3 120	3 542	2 793	**4 152**
Taxes	377	- 650	- 1 001	- 909	- 1 055	- 698	**- 1 143**
Profit/loss after taxes	- 1 686	1 119	2 001	2 211	2 487	2 095	**3 009**
Minority interest	44	- 8	- 39	- 44	- 21	- 56	**- 50**
Net profit/loss for the year	- 1 642	1 111	1 962	2 167	2 466	2 039	**2 959**
Balance sheets							
Intangible assets	2 522	2 190	1 833	1 810	1 667	1 588	**1 630**
Tangible assets	14 568	13 074	13 089	13 599	12 418	11 138	**11 012**
Long-term financial and other assets	1 084	1 114	1 404	1 814	1 762	836	**803**
Inventories	10 183	8 640	9 262	9 113	8 987	8 429	**8 985**
Short-term assets	8 099	7 906	8 515	8 711	8 313	7 993	**8 852**
Short-term financial assets	2 353	1 976	3 481	5 387	5 530	6 342	**3 565**
Total assets	38 809	34 900	37 584	40 434	38 677	36 326	**34 847**
Shareholders' equity	10 932	11 367	13 594	16 224	16 365	15 164	**16 581**
Provisions for pensions and other post-retirement benefits	7 139	6 478	6 746	7 044	6 076	–	**–**
Provisions for post-employment benefits	–	–	–	–	–	7 885	**4 655**
Provisions for taxes	1 113	1 293	1 283	1 430	1 859	1 077	**1 076**
Other provisions	4 095	2 795	3 046	3 429	3 271	2 381	**1 935**
Long-term loans	4 842	4 753	4 263	2 830	1 777	1 246	**904**
Other long-term liabilities, including minority interest	455	477	561	667	635	611	**560**
Short-term loans	3 337	1 223	705	711	632	372	**212**
Other short-term liabilities	6 896	6 514	7 386	8 099	8 062	7 590	**8 924**
Total shareholders' equity, minority interest, provisions and liabilities	38 809	34 900	37 584	40 434	38 677	36 326	**34 847**
Key figures (in percentages unless otherwise stated)							
Return on total assets	- 1.9	7.5	10.9	9.9	11.0	9.6	**13.0**
Return on capital employed	- 2.8	11.2	16.2	14.9	17.1	14.2	**19.9**
Return on shareholders' equity	- 13.3	10.2	16.0	14.3	15.6	13.6	**18.6**
Operating margin	- 2.7	6.9	9.2	8.4	9.5	8.0	**10.0**
Profit margin	- 2.0	7.5	9.9	9.2	10.2	8.6	**10.4**
Turnover of total assets, times	0.97	0.99	1.09	1.08	1.07	1.11	**1.25**
Portion of risk-bearing capital	32.9	38.0	41.7	46.3	49.4	46.1	**52.1**
Equity/assets ratio	29.1	33.7	37.4	41.6	43.8	43.1	**49.0**
Investments and employees							
Additions to tangible assets	2 148	1 230	1 388	1 403	1 442	1 379	**1 401**
whereof Sweden	434	211	304	233	145	245	**224**
Research and development expenses	702	756	710	871	767	750	**784**
Patents - number of first filings	145	129	144	171	158	151	**189**
Average number of employees	44 958	40 747	39 557	37 636	38 609	37 632	**38 502**
whereof Sweden	6 144	5 353	5 219	4 884	4 614	4 673	**4 686**
Number of employees registered at December 31	45 436	40 637	40 401	38 091	39 739	38 700	**39 867**
Salaries, wages and social charges	14 497	13 068	13 608	14 812	14 321	14 612	**14 389**
whereof Sweden	2 697	2 317	2 360	2 375	2 243	2 509	**2 506**

Three-year review of SKF's divisions/segments

Amounts in millions of Swedish kronor unless otherwise stated	Full year 2002	Full year 2003	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Full year 2004
Industrial Division							
Net sales	9 694	9 663	2 550	2 704	2 767	2 763	**10 784**
Sales incl. intra-Group sales	15 475	15 139	3 948	4 194	4 255	4 333	**16 730**
Operating profit	1 634	1 431	379	432	402	412	**1 625**
Operating margin, %	10.6	9.5	9.6	10.3	9.4	9.5	**9.7**
Operating external assets and liabilities, net	6 258	5 659	6 011	6 024	6 513	6 761	**6 761**
Registered number of employees	10 474	10 437	10 577	10 558	11 556	11 499	**11 499**
Service Division							
Net sales	13 476	13 076	3 233	3 545	3 620	3 863	**14 261**
Sales incl. intra-Group sales	15 015	14 608	3 611	3 947	3 998	4 289	**15 845**
Operating profit	1 421	1 416	336	429	420	498	**1 683**
Operating margin, %	9.5	9.7	9.3	10.9	10.5	11.6	**10.6**
Operating external assets and liabilities, net	2 749	2 647	3 089	3 208	3 022	2 971	**2 971**
Registered number of employees	4 527	4 685	4 679	4 731	4 822	4 831	**4 831**
Automotive Division							
Net sales	13 588	13 217	3 454	3 676	3 404	3 376	**13 910**
Sales incl. intra-Group sales	15 074	14 677	3 858	4 084	3 817	3 779	**15 538**
Operating profit	501	431	160	204	117	120	**601**
Operating margin, %	3.3	2.9	4.1	5.0	3.1	3.2	**3.9**
Operating external assets and liabilities, net	6 495	5 814	6 125	6 066	5 980	5 726	**5 726**
Registered number of employees	10 133	9 604	9 595	9 728	9 766	9 758	**9 758**
Electrical Division							
Net sales	1 903	1 833	491	501	466	473	**1 931**
Sales incl. intra-Group sales	6 676	6 459	1 661	1 726	1 636	1 679	**6 702**
Operating profit	418	214	64	78	107	80	**329**
Operating margin, %	6.3	3.3	3.9	4.5	6.5	4.8	**4.9**
Operating external assets and liabilities, net	2 785	2 471	2 518	2 451	2 425	2 254	**2 254**
Registered number of employees	8 078	7 615	7 536	7 340	7 367	7 417	**7 417**
Aero and Steel Division							
Net sales	3 741	3 551	951	975	910	1 038	**3 874**
Sales incl. intra-Group sales	6 321	6 016	1 648	1 667	1 509	1 760	**6 584**
Operating profit/loss	213	- 167	30	39	50	95	**214**
Operating margin, %	3.4	- 2.8	1.8	2.3	3.3	5.4	**3.3**
Operating external assets and liabilities, net	3 312	2 832	2 872	2 822	2 816	2 733	**2 733**
Registered number of employees	5 162	4 978	4 903	4 905	4 918	4 993	**4 993**

The structural changes include business units being moved between the divisions as well as some previously unallocated items being moved to divisional responsibility. Previously published amounts have been reclassified to conform to the current Group structure in 2004.

Annual General Meeting

The Annual General Meeting will be held at SKF Kristinedal, Byfogdegatan 4, Göteborg, Sweden, at 3.30 pm on Tuesday, April 19, 2005.

For the right to participate in the meeting, shareholders must be recorded in the shareholders' register kept by VPC AB by Friday April 8, 2005; and must notify the company before 12 noon on Wednesday April 13, 2005 via the Internet, www.skf.com, or by letter to
AB SKF
Group Legal
SE-415 50 Göteborg
Sweden
or by fax +46 31 337 16 91
or by tel +46 31 337 25 50

When notifying the company, preferably in writing, this should include details of name, address, telephone number, registered shareholding and advisors, if any. Where representation is being made by proxy, the original of the proxy form shall be sent to the company before the date of the meeting.

Shareholders whose shares are registered in the name of a trustee must have the shares registered temporarily in their own name in order to take part in the meeting. Any such re-registration for the purpose of establishing voting rights shall take place by Friday April 8, 2005. This means that the shareholder should give notice of his/her wish to be included in the shareholders' register to the trustee in plenty of time before that date. A re-registration fee will normally be payable to the trustee.

Payment of dividend

The Board of Directors proposes a dividend of SEK 12.00 per share for 2004. April 22, 2005, is proposed as the record date for shareholders to be entitled to receive dividends for 2004. Subject to acceptance by the Annual General Meeting, it is expected that VPC AB will send out notices of payment on April 27, 2005.

Financial information and reporting

AB SKF will publish the following financial reports in 2005

Year-end report for 2005	January 27
Annual Report 2004	March 17
First-quarter report 2005	April 19
Half-year report 2005	July 13
Nine-month report 2005	October 18

The reports are available in Swedish and English. The financial reports are published on SKF's homepage on the Internet, www.skf.com (Investors /Reports). A subscription service for press releases and interim reports is available on the homepage under News/ Subscribe. Reports can also be ordered from
SKF Investor Relations
Anna Alte
SE-415 50 Göteborg
Sweden
tel +46 31 337 19 88
fax +46 31 337 17 22
e-mail skf.ir@skf.com

In accordance with US rules, AB SKF files an annual report on Form 20-F with the SEC (US Securities and Exchange Commission).

Contact persons:

Lars G Malmer
Senior Vice President, Group Communication
E-mail: lars.g.malmer@skf.com

Marita Björk
Head of Investor Relations
E-mail: marita.bjork@skf.com
www.skf.com (Investors)

SKF Group Headquarters
SE-415 50 Göteborg
Sweden
Telephone: +46 31 337 10 00
www.skf.com
Company reg.no 556007-3495

Michael Abbott
Director of Corporate Sustainability
SKF (UK) Limited
Sundon Park Road
Luton LU3 3BL
England
Telephone: +44 1582 496 388
E-mail: mike.abbott@skf.com

Cautionary statement

This report contains forward-looking statements that are based on the current expectations of the management of SKF. Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF's latest 20-F report on file with the SEC (US Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

About the SKF Annual Report 2004 including Sustainability Report

Since 2002, financial and sustainability performance data have been integrated in SKF's Annual Reports. This is to emphasize that sustainability issues are so embedded in all SKF's operations that an integrated report is a more logical presentation of the Group's activities.

The reporting period is January – December 2004. The financial section of the report encompasses all units within the Group. The section on environmental performance covers the activities of the Group's manufacturing and distribution units and technical and research centres. Sales units are included where they are on the same site as a manufacturing or distribution unit. Separate sales offices are excluded due to their minor environmental impact. Joint ventures are included where SKF has management control. The section on social performance relates to SKF manufacturing units, distribution centres, technical and engineering centres, and those units providing installation and maintenance services to customers.

Transparency of information

The financial data in this report has been submitted to a full external audit. The Auditors' Report can be found on page 79. The sustainability data has been submitted to a limited review by independent external auditors. The limited review has been performed in accordance with FAR's (the Institute for the accountancy profession in Sweden) draft standard on independent limited reviews of voluntary separate sustainability reports, and AccountAbility's AA1000 Assurance Standard. Further information on AA1000 AS is given on page 105. The Statement of Limited Review is on page 105. The environmental, health and safety management system is subject to internal auditing by the Group.

Choice of report formats

The SKF Annual Report 2004 is available in two formats: a printed report summarising the Group's financial and sustainability performance and an Internet version which provides links to further information, including the sustainability performance data for the individual units. The Internet address for this further information is given below.

The following topics related to the SKF Annual Report 2004 including Sustainability Report are to be found at http://investors.skf.com/ri4/

- Articles of Association
- Code of Conduct
- Environmental policy
- Environmental performance data
- Zero accidents – award winners
- Production sites
- Compliance with GRI Guidelines

Production: Admarco. Printing: Falkenbergs tryckeri. Environmentally friendly printing.
Photo: Curt Wass (cover), Bertil Strandell (page 9, 106–109) and others.

Aktiebolaget SKF
SE-415 50 Göteborg, Sweden
Telephone +46 31-337 10 00
www.skf.com